Exhibit 99.2

FILING VERSION

CREDIT AGREEMENT

BETWEEN

Skeena Resources Limited

as Borrower

-and-

The Guarantors party hereto from time to time

as Guarantors

-and-

THE LENDERS PARTY HERETO FROM TIME TO TIME

as Lenders

June 24, 2024

Page

Article 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Certain Rules of Interpretation	31
1.3	Currency	31
1.4	Time of Essence	31
1.5	Knowledge	32
1.6	This Agreement to Govern	32
1.7	Interest Act	32
1.8	No Subordination	32
1.9	Paramountcy	32
1.10	Schedules, etc.	33

Article 2 TERM facilitY		34

2.1	Establishment of Facility	34
2.2	Availment	34
2.3	Calculation and Payment of Interest	34
2.4	Prepayment and Repayment of Loans	35
2.5	Availability Fee	35
2.6	Cancellation of the Facility	35

Article 3 other provisions relating to the Facility		36

3.1	Several Obligations	36
3.2	Default Interest	36
3.3	Application of Payments	36
3.4	Payments Generally	36
3.5	Status of Lenders	36
3.6	Payments – No Deduction	37
3.7	Illegality	38
3.8	Change in Circumstances	38
3.9	Payment of Costs and Expenses	39
3.10	Indemnities	40
3.11	Maximum Rate of Interest	42
3.12	Net Insurance Proceeds	42
3.13	Defaulting Lenders	43
3.14	Benchmark Replacement	43

Article 4 REPRESENTATIONS AND WARRANTIES		49

4.1	Representations and Warranties of the Borrower and the Guarantors	49
4.2	Survival of Representations and Warranties	61

Article 5 SECURITY		61

5.1	Security	61
5.2	Additional Security from New Subsidiaries	62
5.3	Further Assurances - Security	62
5.4	Security Effective Notwithstanding Date of Advance	62

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(continued)

Page

5.5	No Merger	62
5.6	Release of Security	62

Article 6 COVENANTS		63

6.1	Affirmative Covenants	63
6.2	Notifications to the Lenders	65
6.3	Corporate Documents	68
6.4	Other Reports	68
6.5	Material Contracts, Material Project Authorizations	68
6.6	Monthly Reporting	69
6.7	Quarterly Reporting	69
6.8	Annual Reporting	69
6.9	Anti-Corruption	70
6.10	ESIA	70
6.11	Changes to Accounting Policies	70
6.12	Negative Covenants	70
6.13	Financial Covenants	74
6.14	Liquidity	74
6.15	Know Your Customer Checks	74
6.16	Environmental and Social Matters	75
6.17	E&S Non-Compliance Dispute Mechanism	77
6.18	Transparency	78

Article 7 Technical Committee		79

7.1	Establishment of Technical Committee	79
7.2	Responsibilities	80
7.3	Meeting Procedures	80

Article 8 CONDITIONS PRECEDENT		81

8.1	Conditions Precedent to Effective Date	81
8.2	Conditions Precedent to Advances	82

Article 9 EVENTS OF DEFAULT AND REMEDIES		85

9.1	Events of Default	85
9.2	Remedies Upon Default	88
9.3	Set-Off	88
9.4	Application of Proceeds	88

Article 10 ADMINISTRATIVE AGENT		89

10.1	Agency	89

Article 11 COLLATERAL AGENT		92

11.1	Appointment of Collateral Agent	92
11.2	Limitation of Duties	93
11.3	Delegation or Employment of Agents	93

- ii -

(continued)

Page

11.4	Knowledge of Events of Default; Actions; Permitted Encumbrances and Dispositions	94
11.5	Requests for Instructions	94
11.6	Reliance	94
11.7	Restrictions on Actions	95
11.8	Right of the Collateral Agent	95
11.9	Indemnification by the Obligors	96
11.10	Indemnification by the Lenders	97
11.11	Waiver of Consequential Damages	97
11.12	No Obligation to Act	97
11.13	Force Majeure	97
11.14	Collateral Agent Resignation	98
11.15	Compliance with AML Legislation	98
11.16	Conflict of Interest	98

Article 12 GENERAL		98

12.1	Reliance and Non-Merger	98
12.2	Amendment and Waiver	99
12.3	Notices	100
12.4	Further Assurances	101
12.5	Assignment	101
12.6	Severability	102
12.7	Entire Agreement	102
12.8	Confidentiality	102
12.9	Press Releases and Public Disclosure	104
12.10	Governing Law	104
12.11	Submission to Jurisdictions	104
12.12	Liability Limit	104
12.13	Counterparts	104
12.14	Acknowledgement and Consent to Bail-In Action	104
12.15	Erroneous Payments	106
12.16	QFC Provisions	111

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CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made as of the 24th day of June, 2024,

B E T W E E N:

SKEENA RESOURCES LIMITED, a company incorporated under the laws of British Columbia (the “Borrower”)

- and -

the guarantors party hereto from time to time (the “Guarantors”)

-and-

the lenders party hereto from time to time (the “Lenders”)

-and-

upon its joinder hereto, a trust company existing under the laws of Canada in its capacity as collateral agent (the “Collateral Agent”)

-and-

upon its joinder hereto, [xx] a trust company existing under the laws of Canada in its capacity as administrative agent (the “Administrative Agent”)

RECITALS:

A.	The Borrower has requested that the Lenders make available the Facility for the purpose of financing the exploration, development, construction and working capital requirements of the Project, and for general corporate and administrative expenses of the Obligors related to the Project, all in accordance with the Planning Documents.

B.	The Lenders have agreed to make the Facility available to the Borrower on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

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Article 1
INTERPRETATION

1.1	Definitions.

For the purposes of this Agreement:

1.1.1	“Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of: (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an Equity Interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

1.1.2	“Additional Amounts” has the meaning ascribed to such term in Section 3.6.

1.1.3	“Administrative Agent” means [xx], in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 10.1.

1.1.4	“Advance” means an advance by the Lenders to the Borrower of any portion of the Facility.

1.1.5	“Advance Date” means the date on which an Advance is made to the Borrower pursuant to the provisions hereof and which will be a Business Day.

1.1.6	“Advance Notice” means a notice signed by a Borrower substantially in the form of Schedule 1.1.6.

1.1.7	“Affected Persons” means any community or worker located in the area of influence of the Project and who are affected by the Project.

1.1.8	“Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

1.1.9	“Agency Fee Letters” means the agency fee letter or agreements providing for the compensation payable to the Administrative Agent and the Collateral Agent.

1.1.10	“Agreement” means this credit agreement and all Schedules attached hereto, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Schedule, or other portion hereof or thereof.

1.1.11	“AML Legislation” means any Applicable Law concerning or relating to terrorism or money laundering, including, without limitation, United States Executive Order No. 13224, the Patriot Act, the laws comprising or implementing the Bank Secrecy Act (United States), the laws administered by OFAC and the U.S. State Department, the Criminal Code (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations (Canada), the Anti-terrorism Act (Canada), and any similar or analogous legislation in any other applicable country, including as may be applicable to the Obligors, the Project or any Lender, as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced.

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1.1.12	“Annual Forecast Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Borrower, the form of Schedule 1.1.12.

1.1.13	“Anti-Corruption Laws” means any Applicable Law concerning or relating to bribery or corruption, including, without limitation, the Corruption of Foreign Public Officials Act (1999) (Canada), the Foreign Corrupt Practices Act of 1977 (United States) and the Bribery Act 2010 (United Kingdom), and any analogous or similar law of any other applicable country, including as may be applicable to the Obligors, the Project or any Lender, as any of the foregoing laws may from time to time be amended, renewed, extended, or replaced.

1.1.14	“Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Group Members adopted by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with Section 6.9, a copy of which has been provided to the Lenders prior to the Effective Date.

1.1.15	“Applicable Law” or “Law” means the common law and any law, any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county, local or other statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body in any case applicable to the Project or any specified Person (including any Obligor or Lender), property, transaction or event, or any such Person’s property or assets (and, in the case of Section 3.8, whether or not having the force of law).

1.1.16	“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If all Advances available under the Facility have been made or if the Commitments have been terminated or expired, the Applicable Percentage shall be the percentage of the total outstanding Loans represented by such Lender’s outstanding Loans.

1.1.17	“Associate” has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement.

1.1.18	“Authorization” means any authorization, approval, consent, mineral claim, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to the Project or any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

1.1.19	“BCFM” means the Borrower’s life of mine base case financial model for the Project based as included in the Definitive Feasibility Study, and as further updated as provided for herein, and which details, on a Fiscal Quarter basis:

(a)	Project physicals including (i) gold tonnes mined; (ii) grade of ore mined; (iii) ore tonnes and grade processed; (iv) metallurgical recoveries and gold produced;

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(b)	Project-level expenses including (i) net working capital; (ii) operating and capital costs (including any estimated contingency amounts); (iii) administration costs; (iv) Taxes payable, government charges and royalties;

(c)	Project general and administrative expenses;

(d)	Project setup costs;

(e)	sustainability for Eskay Creek general and administrative expenses;

(f)	payments to Indigenous Groups;

(g)	corporate general and administrative expenses;

(h)	Project Revenue and cash flows;

(i)	expenses, including (i) the Stream Agreement; (ii) administration costs; and (iii) Taxes payable;

(j)	cash flows, including (i) drawdown requirements; (ii) interest and principal repayments; and

(k)	calculation of the financial covenants set forth in Section 6.13.1.

1.1.20	“Blocked Account Agreement” means a blocked accounts control agreement in respect of any bank accounts of any Obligor.

1.1.21	“Board” means the board of directors of the Borrower.

1.1.22	“Borrower” means Skeena Resources Limited, a company incorporated under the laws of the Province of British Columbia, and its permitted successors and assigns.

1.1.23	“Business” means the business of the Obligors, taken as a whole, as described in the Public Disclosure Documents, including, without limitation, the development, construction, and operation of, and extraction of mineral resources from, the Project.

1.1.24	“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in any one of Vancouver, British Columbia or New York City, New York, or a day on which banks are generally closed in any one of those cities.

1.1.25	“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Borrower is a reporting issuer (or analogous status).

1.1.26	“Canadian Securities Laws” means all applicable Canadian securities Laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada.

1.1.27	“Capital Expenditures” means, for any period, any expenditure made by the Obligors for the purchase, lease, license, acquisition, erection, development, improvement or construction of capital assets, including any such expenditure financed by way of Capitalized Lease Obligations or any other expenditure required to be capitalized, all as determined on a consolidated basis in accordance with IFRS.

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1.1.28	“Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

1.1.29	“Cash Flow Available for Debt Service” or “CFADS” means, in respect of a period, the amount determined by deducting from the Revenue for that period, the aggregate of the following amounts (without double-counting) actually paid by the Borrower on a consolidated basis during that period:

(a)	Operating Costs;

(b)	corporate overhead costs and administrative costs;

(c)	net amounts required to be paid under or in relation to any hedging arrangements;

(d)	any Taxes paid or required to be paid, including without limitation (i) income tax, provincial or territorial sales tax, goods and services tax or harmonized sales tax (or similar value-added taxes), and whether paid directly to a Governmental Body or to third parties which are ultimately required to be remitted to Governmental Bodies, (ii) any Tax deduction, and (iii) any royalties paid to a Governmental Body in respect of Minerals;

(e)	cost of Minerals purchased in the market to deliver under the Stream Agreement or any Permitted Prepay, if applicable;

(f)	amounts paid in such period in respect of Debt referred to in paragraph (i) of the definition thereof;

(g)	amounts deposited in such period as cash collateral to any Person other than the Collateral Agent;

(h)	cash on hand used to fund a Permitted Acquisition;

(i)	the aggregate amount of financing charges (including original issue discount), fees, commissions and other expenses (other than interest and principal payments) paid in cash on account of such period with respect to Debt, other than in respect of Capitalized Lease Obligations or Purchase Money Obligations;

(j)	Capital Expenditures, other than Capital Expenditures funded with the proceeds of:

(a)	the Equity Financing;

(b)	the Stream Agreement;

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(c)	the Loans; and

(k)	all other costs and expenses paid in cash in such period.

1.1.30	“Change of Control” means:

(i)	any Person or Persons acting jointly or in concert (within the meaning of the Securities Act (Ontario)) acquires, together with all other voting shares held by such Person or Persons, control or direction over 50% of the outstanding voting shares of any Obligor, or otherwise acquires the ability to elect a majority of the Board of such Obligor; or

(ii)	with respect to any Obligor, the occupation of a majority of the seats (other than vacant seats) on its Board by Persons who were neither (a) nominated by its Board nor (b) appointed by directors so nominated; or

(iii)	the acquisition of direct or indirect Control of any Obligor by any Person or group of Persons acting jointly or otherwise in concert; or

(iv)	the Disposition of all or substantially all or any substantial portion of the assets of the Obligors, taken as a whole, except to another Obligor; or

(v)	any Subsidiary of the Borrower which is an Obligor ceases to be a wholly-owned Subsidiary of the Borrower;

or Borrower, or any of its Subsidiaries, as applicable, takes any actions to effect any of the foregoing.

1.1.31	“Claim” has the meaning defined in Section 3.10.2.

1.1.32	“Collateral” means the Project Property and all the presently held and future acquired undertaking, property and assets of each Obligor, including for certainty the equity interests of each Guarantor, but excluding the Excluded Assets.

1.1.33	“Collateral Agent” means [xx] in its capacity as collateral agent for the Lenders.

1.1.34	“Commitment” means, in respect of each Lender, the amount specified with respect to such Lender in Schedule A (which will be amended and distributed to all parties by the Administrative Agent from time to time to reflect any changes thereto), as such amount may be reduced from time to time by such Lender’s Applicable Percentage of the amount of any prepayments or repayments required or made hereunder or by the cancellation of any unused portion of the Facility.

1.1.35	“Common Shares” means the common shares in the capital of the Borrower which the Borrower is authorized to issue.

1.1.36	“Completion” means, in relation to the Project, the satisfaction or fulfillment of each of the conditions set forth in Schedule 1.1.36:

1.1.37	“Completion Date” means the date on which Completion occurs.

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1.1.38	“Completion Outside Date” means the earlier of (i) June 30, 2029 and (ii) 30 months after the Obligors receive the final Material Project Authorization needed for the development, construction and operation of the Project, except for those Material Project Authorizations agreed not to be required by the First Advance pursuant to Section 8.2.9.

1.1.39	“Compliance Certificate” means a certificate of the Chief Executive Officer or the Chief Financial Officer of the Borrower in the form set out in Schedule 1.1.39.

1.1.40	“Consolidated Basis” means, in respect of any calculations or determinations hereunder in respect of a Person, the consolidated financial position or results of operations, as the case may be, of such Person and all of its Subsidiaries determined on a consolidated basis in accordance with IFRS.

1.1.41	“Contract” means any agreement, contract, lease, license, mineral claim, option, indenture, mortgage, deed of trust, debenture, note or other instrument, arrangement, understanding or commitment.

1.1.42	“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

1.1.43	“Copper Exploration Concessions” means the mining concessions relating to the exploration of copper set forth in Schedule 1.1.43.

1.1.44	“Corrective Action Plan” means a written plan from the Borrower to correct and remedy all damage and adverse consequences caused by any material failure by the Project to comply with any applicable Environmental and Social Requirements, including a time schedule, for implementing such proposed action to remedy the identified damage and adverse consequences, which comprises the start date, the end date and (if any) the key milestones.

1.1.45	“Cost to Complete Certificate” means a certificate in the form of Schedule 1.1.45.

1.1.46	“Debt” means, at any time, with respect to any Person on a Consolidated Basis, without duplication and without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the aggregate of all indebtedness of that Person at that time that according to IFRS are required to appear in that Person’s financial statements as such including without limitation the following amounts, each calculated in accordance with IFRS:

(a)	all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;

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(c)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(d)	any capital stock of that Person, or of any Subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;

(e)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;

(f)	letters of credit and similar instruments;

(g)	accounts payable and accruals that are over ninety (90) days past due;

(h)	the mark-to-market amount (to the extent “under water” from the perspective of such Person) of any hedging, swap, forward or other derivative transaction where such amount has been accelerated or has otherwise become due and payable;

(i)	contingent liabilities in respect of performance bonds, surety bonds and product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable; and

(j)	the amount of the contingent liability under any Guarantee in any manner of any part or all of an obligation of another Person of the type included in items (a) through (i) above.

1.1.47	“Debt Service” for a period means, on a consolidated basis, the sum of:

(a)	Interest and fees (including original issue discount and Availability Fees) paid or payable in respect of the Loans or Commitments for a period,

(b)	all scheduled principal payments in respect of the Loans for a period,

(c)	all payments required to be made in such period in respect of Capitalized Lease Obligations or Purchase Money Obligations.

Where a payment identified above would be payable on a date within a period (the “calculation period”) that is not a Business Day (the “original date”) and as a result becomes payable on a date that is no longer within such calculation period, Debt Service for such calculation period shall be calculated as if such payment was payable on the original date.

1.1.48	“Debt Service Coverage Ratio” for a period, means the ratio of CFADS for such period to Debt Service for such period.

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1.1.49	“Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default.

1.1.50	“Default Rate” means [REDACTED – Commercially Sensitive Information.].

1.1.51	“Defaulting Lender” means any Lender or, in the case of paragraph (c) below, a Lender’s parent (being any Person that directly or indirectly Controls a Lender):

(a)	that has failed to fund its portion of any Advances required to be made by it hereunder within two (2) Business Days;

(b)	that has notified the Administrative Agent or the Borrower (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party; or

(c)	that becomes insolvent, has been deemed insolvent by a court of competent jurisdiction, or becomes the subject of bankruptcy or insolvency proceedings.

1.1.52	“Defined Benefit Provision” has the same meaning ascribed that term in subsection 147.1(1) of the Tax Act.

1.1.53	“Development Plan” means a comprehensive plan for the construction and development of the Project consistent with the Definitive Feasibility Study, to be delivered to and agreed upon by the Lenders in accordance with the term of this Agreement, and including the Integrated Master Schedule, definitive construction and operating budgets, the source and application of funds required to achieve Completion and to thereafter operate and maintain the Project in accordance with the Mine Plan, as such plan may be amended from time to time in accordance with this Agreement.

1.1.54	“Definitive Feasibility Study” means the Definitive Feasibility Study in respect of the Project prepared in accordance with NI 43-101 and approved and adopted by the Board in respect of the development of the Project and dated January ☐, 2024 provided to the Majority Lenders, except that the financial model set out in such Definitive Feasibility Study (i) is superseded and will be deemed replaced by the Project Financing Rebaseline, and (ii) will be disregarded for all purposes of this Agreement as the same may be amended in accordance with Section 6.12.17.

1.1.55	“Delivery Parties” (i) while there are three or fewer Lenders, means all of the Lenders, and (ii) if there are more than three Lenders, means the Administrative Agent.

1.1.56	“Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property in accordance with this Agreement, but does not include the payment of a dividend, and the verb “Dispose” has a correlative meaning.

1.1.57	“Effective Date” means the date on which all of the conditions precedent set forth in Section 8.1 are satisfied by the Borrower or waived by the Lenders.

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1.1.58	“Employee Benefit Plans” means all employee benefit plans of any kind or nature, but excluding statutory plans including, for the avoidance of doubt, the Canada Pension Plan.

1.1.59	“Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, contractual right of set-off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

1.1.60	“Environmental and Social Impact Assessment” or “ESIA” means a comprehensive document of the Project’s potential environmental and social risks and impacts, which may be amended, revised, supplemented or replaced from time to time in accordance with Section 8.1.2. The ESIA includes the draft Environmental Assessment (“EA”) to be submitted to the applicable regulatory agency by the Fiscal Quarter ending September 30, 2024 and to be replaced by the EA approved by such regulatory agency.

1.1.61	“Environmental and Social Management Plan” or “ESMP” means plans that summarize the Borrower’s commitments to address and mitigate risks and impacts identified as part of the ESIA, through avoidance, minimization, and compensation and offset, which may be supplemented, amended or modified from time to time in accordance with the frameworks set out in such plans and this Agreement.

1.1.62	“Environmental and Social Laws” means, to the extent binding on the Project or the Borrower, all applicable statutes, laws, regulations, orders, by-laws, decrees or orders of any applicable Governmental Body, any international treaty, convention or rule applicable to the Project and any administrative or judicial decisions, judgements or orders and in each case having the force of law at the time and relating to pollution, the protection of the environment, preservation or reclamation of natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts of, or the rehabilitation or reclamation and closure of lands used in connection with the Project or Business, or the management, Release or threat of Release of any harmful or deleterious substances.

1.1.63	“Environmental and Social Management System” or “ESMS” means the overarching environmental, social, health and safety management system in place for the Project for the implementation of the environmental and social management and monitoring requirements of this Agreement and as set out in the ESMPs.

1.1.64	“Environmental and Social Requirements” means: all Environmental and Social Laws, all environmental Authorizations, conformance with the Equator Principles, and the Canadian Dam Association (“CDA”) tailings standards and dam safety reviews consistent with Good Industry Practice, in each case as applicable to the then current phase of the Project.

1.1.65	“Environmental Laws” means all Applicable Laws relating to pollution, the protection of the environment, preservation or reclamation of natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation and closure of lands used in connection with the Project or Business, or the management, Release or threat of Release of any harmful or deleterious substances.

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1.1.66	“Environmental Liability” means any liability, fixed or contingent, (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Substances, (c) exposure to any Hazardous Substances, (d) the imposition of any environmental Encumbrances, (e) the Release or threatened Release of any Hazardous Substances or (f) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

1.1.67	“Equity Financings” has the meaning ascribed to it in Section 8.2.10.

1.1.68	“Equator Principles” means those principles so entitled and described in “The ‘Equator Principles – July 2020’ - A financial industry benchmark for determining, assessing and managing social and environmental risk in Projects” and available at: http://equator-principles.com/about/, as adopted as at the date of this Agreement, and including all applicable IFC EHS guidelines required therein.

1.1.69	“Environmental and Social Action Plan” or “ESAP” means a plan that describes and prioritizes the actions needed to address any gaps in the ESMPs, the ESMS, or Stakeholder Engagement process documentation to bring the Project in line with applicable standards as defined in the Equator Principles and in accordance with Section 6.15.

1.1.70	“Equity Interests” means, with respect to any Person, shares in the capital of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or acquisition from such Person of shares in the capital of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares in the capital of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination;

1.1.71	“Event of Default” has the meaning ascribed to it in Section 9.1.

1.1.72	“Exchanges” means, together, the TSX and NYSE.

1.1.73	“Excluded Assets” means (i) the Snip Project, (ii) any Copper Exploration Concessions which are not Project Real Property, (iii) any assets located in Mexico, and (iv) the Excluded Subsidiaries and their property and assets from time to time provided that such property and assets shall at no time include any Project Property.

1.1.74	“Excluded Subsidiaries” means (i) Golden Triangle Transport Corp., Skeena Mexico S.A. de C.V., QuestEx Copper & Gold Ltd., Colorado Exploration Inc., Colorado Gold S.A. de C.V. and Rosegold Exploration Inc., (ii) any Subsidiary formed after the date hereof that is not a Project Subsidiary and that the Majority Lenders agree is an Excluded Subsidiary, and (iii) any Subsidiary acquired pursuant to a Permitted Acquisition that is deemed pursuant to the definition thereof to be an Excluded Subsidiary.

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1.1.75	“Excluded Taxes” means any of the following Taxes solely imposed on or with respect to a Lender or required to be withheld or deducted from a payment to a Lender: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case (i) imposed as a result of a Lender being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; and (b) any Taxes imposed under FATCA; (c) Taxes attributable to such Lender’s failure to comply with Section 3.5, and (d) any Canadian withholding Taxes arising as a result of (i) a Lender not dealing at arm’s length (within the meaning of the Tax Act) with an Obligor (ii) a Lender being a “specified non-resident shareholder” as defined in Subsection 18(5) of the Tax Act) of an Obligor or not dealing at arm’s length (for the purposes of the Tax Act) with a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of an Obligor, or (iii) a Lender being a “specified entity” (as defined in Subsection 18.4(1) of the Tax Act) in respect of an Obligor.

1.1.76	“Expropriation Event” means an expropriatory act or series of expropriatory acts, comprising confiscation, nationalization, requisition, deprivation, sequestration and/or similar acts, by law, order, executive or administrative action or otherwise of any Governmental Body, the result of which expropriatory act or series of expropriatory acts is that (i) all or substantially all of the rights, privileges and benefits pertaining to or associated with all or any material part of the Project cease being for the benefit or entitlement of the Project Entities, whether as a result of ceasing to own such part of the Project or otherwise; or (ii) condemns, nationalizes, seizes, confiscates, or otherwise expropriates, all or any material portion of the share capital of any of the Project Entities, or assumes custody or control of all or any material portion of the share capital of any of the Project Entities owned, directly or indirectly, by any of the other Project Entities.

1.1.77	“Facility” means the $350,000,000 multi-draw senior secured term facility provided by the Lenders hereunder, as may be increased or reduced pursuant to the terms hereof.

1.1.78	“FATCA” means Sections 1471 through 1474 of the United States Internal Revenue Code (“IRC”) as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(i) of the IRC, or any fiscal or regulatory legislation, treaty, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the IRC;

1.1.79	“Federal Funds Effective Rate” for any day, means the rate on overnight federal funds transactions calculated by the Federal Reserve Bank of New York as the federal funds effective rate, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for that day on overnight federal funds transactions received by the Lenders from three depository institutions of recognized standing selected by the Lenders, in each case calculated on the basis of a 360-day year and for the actual number of days elapsed.

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1.1.80	“Financial Assistance” given by any Person (the “Financial Assistance Provider”) to or for the account or benefit of any other Person (the “Financial Assistance Recipient”) means any direct or indirect financial assistance of any nature, kind or description whatsoever (by means of loan, Guarantee or otherwise) of or from such Financial Assistance Provider, or of or from any other Person with recourse against such Financial Assistance Provider or any of its property, to or for the account or benefit of the Financial Assistance Recipient (including Investments in a Financial Assistance Recipient, Acquisitions from a Financial Assistance Recipient, and gifts or gratuities to or for the account or benefit of a Financial Assistance Recipient).

1.1.81	“Financial Statements” means the audited consolidated financial statements of the Borrower as at and for the year ended December 31, 2023, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of the Borrower for the period ending March 31, 2024, and each subsequent set of audited annual financial statements (including the notes thereto, together with the auditor’s report thereon) and unaudited interim financial statement of the Borrower which are delivered to the Administrative Agent or the Lenders or which form part of the Public Disclosure Documents.

1.1.82	“First Advance” means the first Advance under the Facility to be made by the Lenders in favour of the Borrower.

1.1.83	“First Advance Date” means the date on which all of the conditions precedent in respect of the First Advance set forth in 8.2 are satisfied by the Borrower or waived by the Lenders.

1.1.84	“First Payment Date” has the meaning ascribed to such term in Section 2.4.1.

1.1.85	“Fiscal Quarter” means each calendar quarter ending on the last day of March, June, September and December of each year.

1.1.86	“Fiscal Year” means the period of January 1 to December 31 of each year.

1.1.87	“FN Convertible Debenture” means the $25,000,000 unsecured convertible debenture dated December 18, 2023 by Franco-Nevada Corporation, as holder, the Borrower, as the corporation, as amended and supplemented to the date hereof and as otherwise amended and supplemented with the consent of the Majority Lenders.

1.1.88	“Framework Documents” means the HSEC Policy, the ESMS, ESMPs and any applicable Corrective Action Plan.

1.1.89	“Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian mining industry engaged in the same type of undertaking under the same or similar circumstances.

1.1.90	“Governmental Body” means any domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

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1.1.91	“Group Members” means, collectively, Borrower and the Subsidiaries, and “Group Member” means any one of them.

1.1.92	“Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

1.1.93	“Guarantors” means, collectively, all Project Subsidiaries and any other Person that holds or acquires a direct or indirect interest in any of the Project Property, or Equity Interests or Subordinated Intercompany Debt of any Project Subsidiary other than any holder of Equity Interests of the Borrower, and “Guarantor” means any one of them, as the context may require.

1.1.94	“Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos.

1.1.95	“HSEC Policy” means the integrated health, safety, environmental and community policies and operating guidelines for the Project adopted by the Borrower’s board of directors and delivered to the Administrative Agent, and if applicable, the IESC, pursuant to this Agreement, as amended from time to time in accordance with this Agreement.

1.1.96	“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

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1.1.97	“Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(a)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve has been made in accordance with IFRS; and

(b)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

1.1.98	“Indemnified Taxes” means Taxes, other than Excluded Taxes, imposed on or with respect to any payment by or on account of any obligation of the Borrower under any Loan Documents.

1.1.99	“Independent Engineer” means an internationally recognized mine engineering firm nominated by the Borrower and acceptable to the Majority Lenders, acting reasonably.

1.1.100	“Independent Environmental and Social Consultant” or “IESC” means a qualified independent firm or consultant (not directly tied to the client), nominated by the Borrower and acceptable to the Majority Lenders, acting reasonably.

1.1.101	“Indigenous Group” means any First Nation, Métis or Inuit indigenous and/or aboriginal band, group, band council, tribal council or other governing body of indigenous peoples of Canada, or any similar indigenous, aboriginal or tribal group of the United States with asserted or established rights in Canada

1.1.102	“Indigenous Group’s Claims” means any written claims, assertions or demands, whether proven or unproven, made by any Indigenous Group to the Obligors or a Governmental Body, or any representatives thereof, in respect of asserted or proven aboriginal rights, aboriginal title, treaty rights or any other aboriginal or indigenous interest in or to all or any portion of the Project or the Project Real Property.

1.1.103	“Indigenous Group’s Information” means any and all written and material communications and documentation of which the Obligors have knowledge (or, assuming due and reasonable inquiry, ought to know) and in their possession, including electronic or other form related to any (i) Indigenous Group’s Claims; (ii) Indigenous Group making any Indigenous Group’s Claims; (iii) Indigenous Group agreement, or (iv) any Governmental Body, or representatives thereof (including the issuance of required permits, licences and other governmental authorizations) involving any Indigenous Group’s Claims or Indigenous Group in relation to the Project or the Project Real Property.

1.1.104	“Initial Lender” means OMF Fund IV SPV G LLC.

1.1.105	“Initial Equity Financing” means the common share equity financing of the Borrower to be completed on or prior to the First Advance Date for the purchase of 3,418,702 Common Shares of the Borrower by the Subscriber pursuant to the Subscription Agreement plus 12,021,977 common shares of the Borrower pursuant to the Purchase Agreement.

1.1.106	“Insurance Consultant” means an insurance consultant engaged by the Initial Lender in consultation with the Borrower.

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1.1.107	“Insurance Requirements” means the requirements set forth in the report of the Insurance Consultant.

1.1.108	“Integrated Master Schedule” means the comprehensive Level 3 development, construction and commissioning schedule for the Project, to be delivered to and agreed upon by the Lenders in accordance with the terms of this Agreement, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

1.1.109	“Intercreditor Agreement” means the intercreditor agreement to be entered into among the Administrative Agent, on behalf of the Lenders under this Agreement, the Collateral Agent, the collateral agent under the Stream Agreement, the Borrower and the Guarantors, as the same may be amended, modified, supplemented or replaced from time to time.

1.1.110	“Interest Period” means the period commencing on (and including) the date of the First Advance, to (but excluding) the first Quarterly Date, and thereafter each period from (and including) each Quarterly Date, to (but excluding) the earlier of (x) the next Quarterly Date, and (y) the Maturity Date, provided that if the Administrative Agent reasonably determines that the Benchmark is not available or not ascertainable for such period, then Interest Period shall mean the period from (and including) the last day of each calendar month, to (but excluding) the first day of the following calendar month, and provided further that if the Administrative Agent reasonably determines that the Benchmark is not available or not ascertainable for such period, then Interest Period shall mean the period from (and including) each Quarterly Date, to (but excluding) the second following Quarterly Date.

1.1.111	“Interest Rate” means [REDACTED – Commercially Sensitive Information.].

1.1.112	“Investment” means, with respect to any Person, the making by such Person of: (a) any direct or indirect investment in or purchase or other acquisition of the securities of or an Equity Interest in any other Person, (b) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment.

1.1.113	“Key Transaction Agreements” means, collectively, each Loan Document, the Stream Agreement and the Subscription Agreement.

1.1.114	“Lenders” means the lenders party hereto from time to time, and their respective permitted successors and assigns.

1.1.115	“Liquidity” means the sum of unencumbered (other than in favour of the Collateral Agent and the collateral agent under the Stream Agreement) and unrestricted cash and cash equivalents of the Obligors that are subject to the Security and deposited in accounts over which the Collateral Agent has a blocked account agreement or control agreement.

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1.1.116	“Loan” means any extension of credit by the Lenders under this Agreement.

1.1.117	“Loan Documents” means, collectively, this Agreement, the Security Documents, the Intercreditor Agreement and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Lenders, the Administrative Agent for the benefit of the Lenders in connection with this Agreement or the other Loan Documents or the Collateral Agent for the benefit of the Lenders in connection with this Agreement or the other Loan Documents.

1.1.118	“Majority Lenders” means one or more Lenders holding greater than 50.1 % of the Commitments or, if all Advances under the Facility have been made or the Commitments have otherwise been terminated or expired, of the Principal Amount of the Loans, and further provided that if there are only two Lender it shall mean both Lenders.

1.1.119	“Material Adverse Effect” means, individually or in the aggregate, any event, change or effect that would reasonably be expected to have a materially adverse effect on (i) the business, affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries, taken as a whole, (ii) the development, construction or operation of the Project, (iii) the ability of any Obligor to consummate the transactions contemplated by the Key Transaction Agreements or to perform their respective obligations under the Key Transaction Agreements, subject to any replacement rights with respect to Material Contracts as set out herein, or (iv) the rights and remedies, taken as a whole, of the Administrative Agent, the Collateral Agent or Lenders under the Key Transaction Agreements.

1.1.120	“Material Contracts” means (i) the Contracts listed on Schedule 1.1.120, (ii) any Contract involving the payment or receipt by the Obligors in excess of C$25,000,000, (iii) any impact benefit agreement, (iv) any Indigenous Group Royalty Interest, and (v) any other Contract the breach, loss or termination of which would reasonably be expected to result in a Material Adverse Effect.

1.1.121	“Material Project Authorization” means the Project Authorizations listed on Part 1 and Part 2 of Schedule 1.1.121, and any other Project Authorization, the breach, loss or termination of which would be, or would reasonably be expected to be, materially adverse to the development of the Project or the commencement and ongoing operation of commercial production.

1.1.122	“Maturity Date” means September 30, 2031, provided that if such date is not a Business Day, the Maturity Date shall be the next following Business Day.

1.1.123	“Monthly Report” means the monthly report in the form of Schedule 1.1.123.

1.1.124	“Mine Plan” means the proposed operating plan for the Project consistent with the Project Financing Rebaseline, including without limitation the design throughput of the processing facilities, to be delivered to and agreed upon by the Lenders in accordance with the terms of this Agreement, as the same may be amended, revised supplemented or replaced from time to time in accordance with the terms of this Agreement.

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1.1.125	“Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from the Real Property, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Real Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré.

1.1.126	“Mining Rights” means mineral claims, prospecting licences, exploration licenses, mining or mineral licenses or leases, mineral concessions and other forms of tenure or other rights to minerals or to work upon land for the purpose of exploring for, developing or extracting minerals under any form of title recognized under the Applicable Laws, whether contractual, statutory or otherwise, or any interest therein.

1.1.127	“Multi-Employer Plan” means a “multi-employer plan” within the meaning of subsection 147.1(1) of the Income Tax Act, subsection 1(1) of the Pension Benefits Act (Ontario) or as such similar terms are defined in similar pension standards legislation of Canada or a province.

1.1.128	“National Instrument 43-101” National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the companion policy thereto in effect from time to time.

1.1.129	“Net Asset Disposition Proceeds” means, in respect of items listed in (a) or (b) of the definition of Permitted Asset Disposition, the aggregate net cash proceeds received by an Obligor therefrom after payment of reasonable expenses, commissions and the like (including brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith.

1.1.130	“Net Insurance Proceeds” means the aggregate net cash proceeds of insurance received by any Obligor after payment of reasonable expenses (including legal and accounting fees) incurred in connection therewith, and for certainty, shall not include any insurance proceeds received on account of business interruption insurance or any substantially similar policy of any Obligor.

1.1.131	“Net Liquidated Damages Proceeds” means the aggregate net cash proceeds of liquidated damages received by an Obligor, net of (i) payment of reasonable expenses (including legal and accounting fees) incurred in connection therewith, and (ii) reinvestment (or a contractual commitment for reinvestment) of such proceeds within 180 days of receipt of such proceeds in the Project to rectify the issue(s) that gave rise to such proceeds.

1.1.132	“Net Proceeds” means an amount equal to the sum of all Net Asset Disposition Proceeds and Net Liquidated Damages Proceeds received by the Obligors from and after the Effective Date.

1.1.133	“New Event” means:

1.1.133.1	an event not already described in any ESIA, Corrective Action Plan, ESAP, ESMPs or Authorizations; or

1.1.133.2	an event described in any of the preceding documents, which is the subject of a material negative change in circumstances which has been identified.

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1.1.134	“NYSE” means the New York Stock Exchange and any successor thereto.

1.1.135	“Obligations” means all indebtedness, liabilities and other obligations owed to the Administrative Agent, the Collateral Agent and the Lenders hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

1.1.136	“Obligors” means, collectively, the Borrower and each Guarantor, and “Obligor” means any one of them.

1.1.137	“OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

1.1.138	“Officer’s Certificate” means a certificate in form satisfactory to the Administrative Agent, acting reasonably and in the case of any such certificate of the Borrower, signed by a duly authorized officer of the Borrower.

1.1.139	“Offtake Agreement” has the meaning ascribed thereto in the Stream Agreement.

1.1.140	“Operating Costs” means those cash expenditures in connection with the development, construction and operation of the Project, all as determined in accordance with IFRS.

1.1.141	“Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

1.1.142	“Other Connection Taxes” means, with respect to any Lender, Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Taxes (other than a connection arising solely from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under or, enforced or engaged in any other transaction pursuant to, any Loan Document).

1.1.143	“Other Rights” means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, mineral claims or franchises held by any Obligor or required to be obtained from any Person (other than a Governmental Body), for exploration, development, construction and operation of the Project, as such exploration, development, construction and operation is contemplated by the Planning Documents.

1.1.144	“Permitted Acquisition” means, (i) prior to the Completion Date, an Acquisition completed with the prior written consent of the Majority Lenders, and (ii) following the Completion Date, an Acquisition that meets the following criteria:

(a)	such Acquisition is not a hostile acquisition;

(b)	the Acquisition is of a business similar to the business of the Obligors;

(c)	the purchase price for such Acquisition is funded by:

(a)	the issuance of Equity Interests by the Borrower; or

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(b)	up to $10,000,000 that is cash on hand of the Obligors, provided that the Borrower shall be in compliance with the financial covenants in Sections 6.13 and 6.14 on a pro forma basis after giving effect to such Acquisition; or

(c)	cash on hand of the Excluded Subsidiaries; or

(d)	a combination of the foregoing,

provided that, (i) if any of the funding for such Acquisition includes cash on hand of the Obligors then the target of such Acquisition (including any assets acquired and the Equity Interests and assets of any Person acquired, as well as its Subsidiaries) shall be required to become Obligors in accordance with Section 5.2, and (ii) if any such Acquisition is completed by an Excluded Subsidiary without the use of cash on hand of the Obligors, then the target of such Acquisition shall be an Excluded Subsidiary.

1.1.145	“Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other Disposition of:

(a)	property and assets to one or more wholly-owned Subsidiaries of the Borrower (that are not Excluded Subsidiaries) pursuant to and in accordance with the Reorganization Plan;

(b)	tangible personal property that is no longer required in the conduct of the Business or is being replaced;

(c)	assets of one Obligor to another Obligor, provided that they are subject at all times to the Security;

(d)	assets of the Obligors that are not Project Property, including any Excluded Assets, provided that any disposition of such assets is made on arm’s length terms for a purchase price consisting solely of cash and/or publicly-traded securities; and

(e)	Minerals, in accordance with the Stream Agreement, Offtake Agreement, Permitted Prepay Agreement or otherwise in the ordinary course of business pursuant to one or more sales contracts with third party purchasers, which are on arm’s length terms and in compliance with the terms of this Agreement;

1.1.146	“Permitted Encumbrances” means, in respect of any Collateral, any of the following:

(a)	Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided that the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

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(c)	Encumbrances made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (ii) the discharge of Encumbrances or claims incidental to construction and mechanics’, miners’ warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the Business of any Obligor;

(d)	any development or similar agreements concerning real property of such Person entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially and adversely affect the Security or materially detract from the value of such property or materially impair its use in the operation of the business of such Person, and which are not violated in any material respect;

(e)	any Inchoate Lien;

(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of such Person;

(g)	security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body pursuant to any Project Property Agreement, or in connection with the operations of such entities and in the ordinary course of their business;

(h)	the Security;

(i)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Project, provided that the aggregate of the Debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (i) shall not exceed the amount provided for in the Planning Documents; and provided that such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other assets of any Obligor;

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(j)	Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(k)	Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, miners’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent provided that the claims secured thereby are being contested in good faith by such Person and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(l)	the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by an Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(m)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(n)	prior rights granted by any Governmental Body to third parties, or the rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant, permit or statutory provision to grant rights to third parties in the future, which rights may overlap or exist concurrently with the rights of any Obligor, provided that such grants do not prevent or materially interfere with the development, construction or operation of the Project;

(o)	Encumbrances on concentrates or Minerals or the proceeds of sale of such concentrates or Minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the Borrower’s or any Subsidiary of the Borrower’s respective portion of the fees, costs and expenses attributable to the processing of such concentrates or Minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the Business of any Obligor;

(p)	Encumbrances necessary to give effect to any Project Lease Transaction;

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(q)	cash collateral securing letters of credit required to be posted in connection with the Project including reclamation obligations, as provided for and consistent with the Planning Documents;

(r)	cash collateral in favour of The Bank of Nova Scotia and/or Export Development Canada to secure a letter of credit supporting a power interconnection agreement, as provided for and consistent with the Planning Documents;

(s)	up to $350,000 cash collateral to secure corporate credit cards;

(t)	Encumbrances comprising a net smelter royalty or similar interest (an “Indigenous Group Royalty Interest”) granted to Indigenous Groups pursuant to any impact benefit agreement, as provided for and consistent with the Planning Documents;

(u)	cash collateral to secure currency hedging in the ordinary course of business and commodity hedging of raw materials to be used in construction and development of the Project in each case not for speculative purposes and in accordance with the Borrower’s hedging policy that has been approved by the Majority Lenders;

(v)	Encumbrances securing the obligations under the Stream Agreement, provided that such Encumbrances are subject to the Intercreditor Agreement;

(w)	Encumbrances disclosed in Schedule 1.1.169;

(x)	other Encumbrances agreed to in writing by the Majority Lenders;

provided, however, that no Encumbrance described in (a) through (g) or (j) through (n) above shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

1.1.147	“Permitted Prepay” means a Mineral prepay agreement that meets the following criteria:

(a)	it is entered into no later than 12 months after the Completion Outside Date;

(b)	it covers no more than three (3) months’ worth of Mineral production by the Project;

(c)	it is unsecured; and

(d)	it provides for a floor price for Minerals of no less than 92.5% of the market price for such Minerals at the time of entry into such agreement.

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1.1.148	“Permitted Update” means an amendment, supplement, or other modification to the Planning Documents (or any component thereof) that would not reasonably be expected to, together with any previous or planned amendment, supplement or other modification (including any previous Permitted Update and including any excess expenditure pursuant to Section 6.12.5) (i) result in an increase to the construction budget of more than 10%, (ii) result in a delay in the construction schedule of more than 3 months, (iii) result in the Completion Date not occurring by the Completion Outside Date, (iv) result in the Integrated Master Schedule no longer being considered Level 3, (v) result in the Borrower not being able to comply with the financial covenants set forth in Section 6.13, or (vi) otherwise be materially prejudicial to the Lenders or materially adversely impact the development, construction or operation of the Project.

1.1.149	“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

1.1.150	“Planning Documents” means the Development Plan, the Integrated Master Schedule and the Mine Plan.

1.1.151	“Potential E&S Non-Compliance Event” means, in relation to the Project an event or condition: that: (i) could reasonably be expected to result in a Serious E&S Non-Compliance Event; (ii) is of an environmental or social nature that requires the notification by the Borrower of such event or condition to an applicable governmental or regulatory body; or (iii) is a series of events of non-compliance with the Environmental and Social Requirements of a similar nature to (i) or (ii), which the Borrower or the IESC reasonably believes is an event not representing immediate or material social or environmental damage and which the Borrower is able to correct in accordance with the ESMP or ESMS, provided that in each case, such event is a New Event.

1.1.152	“Principal Amount” means the principal amount of all Loans or any particular Loan, as the context requires, outstanding under this Agreement from time to time, including for certainty any accrued interest that is capitalized pursuant to Section 2.3.3.

1.1.153	“Production Interest” means any royalty, rent, stream, participation, offtake or production interest, or any agreements that are similar to thereto, in each case in respect of any Minerals and for greater certainty shall not be construed to include any Offtake Agreement.

1.1.154	“Project” means collectively, all properties, assets and other rights (including, without limitation, with respect to electricity, water, access and land), whether real or personal, tangible or intangible, which assets are used in connection with, or form part of, the mining project in the Golden Triangle of British Columbia, Canada described more fully in the Technical Report and commonly known as the Eskay Creek Project.

1.1.155	“Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary, at the applicable time, for executing mining activities in a determined mining stage in accordance with the Canadian federal, provincial, territorial and local regulations.

1.1.156	“Project Entities” means the Borrower and the Project Subsidiaries.

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1.1.157	“Project Financing Rebaseline” means the project scenario provided to the Initial Lender on June 5th, 2024 that is generally reflective of the Definitive Feasibility Study sequence, execution approach, and operating plan, though considers an extended construction timeline resulting in a date of commercial production of July 1st, 2027 and the following expenditures:

1.1.157.1	a total-pre production project spend of [REDACTED – Commercially Sensitive Information.] including total project capital, pre-production stockpile inventory costs, and contingency, plus general and administrative expenses of the Project of [REDACTED – Commercially Sensitive Information.];

1.1.157.2	payments or other compensation to Indigenous Groups under or pursuant to impact benefit agreements of [REDACTED – Commercially Sensitive Information.]; and

1.1.157.3	corporate general and administrative expenditures of the Borrower and its Subsidiaries (unrelated to the Project) of [REDACTED – Commercially Sensitive Information.].

1.1.158	“Project Lease Transactions” means lease-to-own and sale-leaseback transaction arrangements for power transmission line, personnel camp facilities, water treatment plant and certain related infrastructure, as expressly provided for in, and consistent with, and the Planning Documents;

1.1.159	“Project Property” means all of the property, assets, undertaking and rights of the Obligors in and relating to the Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Project Real Property; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing, including any Revenue derived from or related to the Project; and (iv) all books and records of the Obligors related to any of the foregoing.

1.1.160	“Project Property Agreements” means all Contracts of the Obligors relating to (i) the ownership, lease or use of the Project or the Project Property, (ii) the development, construction and mining operations of the Project, (iii) the sale or disposition of mineral production from the Project, including Production Interests and other similar arrangements, and (iv) any option, right of first refusal in relation to a Production Interest or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, in respect of the Project Property, or the mineral production or proceeds therefrom, in each case, whether entered into prior to or after the date of this Agreement.

1.1.161	“Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, mineral claims and interests, and all surface access rights held by any of the Obligors relating to the Project (which as of the Effective Date, are as set forth in Schedule 1.1.161), and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, mineral claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Obligor at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

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1.1.162	“Project Subsidiaries” means any Subsidiaries of the Borrower that have any direct or indirect interest in another Project Subsidiary or the Project Property, and at the date hereof there are no Project Subsidiaries.

1.1.163	“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Borrower with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available” on the Borrower’s SEDAR+ profile.

1.1.164	“Purchase Agreement” means the purchase agreement to be entered into on the date hereof among the Subscriber and Wealth Creation Preservation & Donation Inc.

1.1.165	“Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

1.1.166	“Quarterly Amortization Amount” means an amount equal to the Principal Amount as of the First Payment Date divided by the number of Quarterly Dates remaining until the Maturity Date (including the First Payment Date and the Maturity Date).

1.1.167	“Quarterly Date” means the last Business Day of each Fiscal Quarter.

1.1.168	[Reserved.]

1.1.169	“Real Property” means the Project Real Property and all other real property interests, mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by any Obligor and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body (which, as of the Effective Date, to the extent (x) constituting Collateral and (y) not constituting Project Real Property, are as set forth in Schedule 1.1.169).

1.1.170	“Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of any Obligor, includes: (a) any director, officer, employee or Associate of the Borrower or any of its Affiliates, (b) any Person that does not deal at arm’s length with the Borrower or any of its Affiliates, and (c) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Borrower or any of its Affiliates.

1.1.171	“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Substances through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

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1.1.172	“Reorganization Plan” means the plan of reorganization set forth in Schedule 1.1.172.

1.1.173	“Restricted Payment” means, with respect to any Obligor, any payment by such Person to any other Person (other than from one Obligor to another Obligor to the extent permitted by the Subordination and Postponement of Claims), (a) as it relates only to the Borrower, of any cash dividends or any other cash distribution on any shares of its capital or other Equity Interests, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other Equity Interests or any warrants, options or rights to acquire any such shares, (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment, pari passu with or subordinate to the Obligations, or (d) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of such Obligor in that capacity and consists of (x) reimbursement for reasonable and ordinary course expenses related to the Business incurred by such director, officer or employee in accordance with the policies in effect governing such reimbursements, or (y) ordinary course remuneration (including ordinary course bonuses) consistent with Good Industry Practice taking into account the stage of development and operation of the Project.

1.1.174	“Retirement Plan” means any Employee Benefit Plan providing pensions, superannuation benefits, retirement savings, top up or supplemental pensions, including any “registered retirement savings plans” (as defined in the Income Tax Act (Canada)), “registered pension plans” (as defined in the Income Tax Act (Canada)) or “retirement compensation arrangements” (as defined in the Income Tax Act (Canada)).

1.1.175	“Revenue” for any period, means the aggregate of the following amounts actually received by the Borrower on a consolidated basis during that period:

(a)	moneys received from the proceeds of the sale of Minerals (including cash received in respect of the Stream Agreement for the delivery price, but excluding for certainty any credits against the deposit thereunder);

(b)	interest income;

(c)	the cash proceeds of any Permitted Asset Disposition;

(d)	cash insurance proceeds (including for certainty on account of business interruption insurance or comparable policies), except in each case where those amounts are required hereunder to be applied as a mandatory prepayment of the Obligations; and

(e)	refunds of Taxes, but excluding:

(f)	the proceeds of Debt and any other financial accommodation made available by a lender or other creditor; and

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(g)	insurance proceeds in respect of liabilities to third parties or otherwise required to be paid to third parties;

1.1.176	“Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

1.1.177	“Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country or (c) an organization directly or indirectly controlled by a country or its government in each case, that is on the list published and maintained by the United Nations Security Council, OFAC, Global Affairs Canada, Public Safety Canada, or the analogous organization of any other applicable country (including as may be applicable to the Obligors, the Project or any Lender) as being a “sanctioned country”.

1.1.178	“Sanctioned Person” means, (a) any Person listed in any sanctions-related list of designated Persons published and maintained by Global Affairs Canada or Public Safety Canada, (b) any Person named on the list of Specially Designated Nationals published and maintained by OFAC, or (c) a Person named on the Consolidated List of individuals published and maintained by United Nations Security Council.

1.1.179	“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced by the United Nations Security Council, OFAC, Global Affairs Canada, Public Safety Canada or any analogous organization of any other applicable country including as may be applicable to the Obligors, the Project or any Lender.

1.1.180	“Secured Parties” means the Administrative Agent, the Collateral Agent and the Lenders.

1.1.181	“Securities Laws” means Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the Exchanges and any other stock exchange on which securities of the Borrower are traded.

1.1.182	“Securities Regulators” means, collectively, the Canadian Securities Authorities, the U.S. Securities Authorities and the securities regulators or other securities regulatory authorities in any other jurisdictions whose Securities Laws are applicable to the Borrower.

1.1.183	“Security” means the Encumbrances granted in favour of the Collateral Agent pursuant to the Security Documents.

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1.1.184	“Security Documents” means any Guarantees in favour of the Administrative Agent or Collateral Agent in respect of the Obligations, and any security documents held from time to time by the Collateral Agent or Administrative Agent securing or intended to secure repayment of the Obligations, including, without limitation, the security described in Article 5.

1.1.185	“SEDAR+” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

1.1.186	“Serious E&S Non-Compliance Event” means an identified event of material non-compliance with Environmental and Social Requirements by the Borrower or with respect to the Project which the Borrower or the IESC reasonably believes is an event representing material environmental or social damage which would necessitate an emergency shutdown of the Project or would be reasonably likely to result in very severe damage.

1.1.187	“Share Pledge Agreements” means one or more agreements pursuant to which an Obligor pledges its Equity Interests in any Person in favour of the Collateral Agent.

1.1.188	“Snip Project” means the Snip Mine located approximately 100 km northwest of Stewart, B.C. comprising the mining concessions listed on Schedule 1.1.188.

1.1.189	“Stakeholder Engagement” means the IFC Standards provisions on external communication, environmental and social information disclosure, participation, informed consultation, and grievance mechanisms and the overall requirements described under Equator Principle 5.

1.1.190	“Stream Agreement” means the gold purchase and sale agreement dated the date hereof between OMF Fund IV SPV G LLC, as buyer and [xx] as seller.

1.1.191	“Subordinated Intercompany Debt” means any debts, liabilities or obligations owing by the Borrower or another Obligor to any other Obligor, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

1.1.192	“Subordination and Postponement of Claims” means a subordination and postponement of claims in favour of the Administrative Agent and/or Collateral Agent in respect of Debt of the Borrower or another Obligor owing to any other Obligor pursuant to which, among other things, the holder of such Debt agrees that such Debt will be subordinated and postponed to the Obligations, and which shall be in form and substance satisfactory to the Administrative Agent, acting reasonably.

1.1.193	“Subscriber” means OMF Fund IV SPV G LLC, in its capacity as subscriber under the Subscription Agreement and its successors and assigns.

1.1.194	“Subscription Agreement” means the subscription agreement to be entered into on the Effective Date among the Borrower and the Subscriber pursuant to which the Borrower agrees to issue, and the Subscriber agrees to subscribe for, the number of Common Shares set forth therein.

1.1.195	“Subsequent Advances” means any Advance made after the First Advance.

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1.1.196	“Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

1.1.197	[Reserved.]

1.1.198	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

1.1.199	“Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

1.1.200	“Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto and “Tax” shall have a corresponding meaning.

1.1.201	“Technical Committee” means a committee consisting of (i) two Persons appointed by the Borrower as the Borrower may determine, (ii) a representative of the Lenders appointed by (x) if the Initial Lender continues to hold at least 25% of the aggregate of the Principal Amount and remaining Commitments, the Initial Lender, or (y) otherwise, by the Majority Lenders, (iii) a representative appointed by the purchasers under the Stream Agreement, and (iv) the Independent Engineer.

1.1.202	“Technical Report” means the technical report titled “Eskay Creek Project British Columbia NI 43-101 Technical Report on Updated Feasibility Study” with an effective date of November 14, 2023.

1.1.203	“TSX” means the Toronto Stock Exchange.

1.1.204	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

1.1.205	“U.S. Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in the United States and each of the states in the United States.

1.1.206	“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the applicable securities Laws of each of the states of the United States and the respective regulations, instruments and rules made under those securities Laws, together with all applicable published policy statements, notices, blanket orders and rulings of the U.S. Securities Authorities and the applicable rules and requirements of any United States national securities exchange.

1.1.207	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.1.208	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

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1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to a “paragraph”, “Section” or “Article” followed by a number or letter refer to the specified clause, Section or Article of this Agreement;

(c)	the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;

(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a Person in this Agreement means such Person or its successors or permitted assigns;

(g)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, supplements and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;

(h)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and

(i)	except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

1.3	Currency.

Any reference in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars. Any amounts to be advanced, paid, prepaid, or repaid shall be made in United States dollars. Any reference in this Agreement to “C$” means Canadian dollars.

1.4	Time of Essence.

Time shall be of the essence of this Agreement.

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1.5	Knowledge.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Borrower, it shall be deemed to refer to the actual knowledge, after due and diligent inquiry, of any person holding the following position at the Borrower or any Obligor: chief executive officer, chief financial officer, chief operating officer, chief legal officer, general counsel, or any officer whose primary responsibility is the operations or finances of the Project.

1.6	This Agreement to Govern.

If there is any inconsistency between the terms of this Agreement and the terms of the Security Documents, the provisions hereof shall prevail to the extent of the inconsistency.

1.7	Interest Act.

For the purposes of the Interest Act (Canada) and disclosure under such statute, whenever interest or any fee to be paid under this Agreement or any other Loan Document is to be calculated on the basis of a year of three-hundred sixty (360) days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other period of time, as the case may be. The Administrative Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any Loan outstanding at any time and provide such information to the Borrower promptly following such request, provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower or any Guarantor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Administrative Agent or any Lender. THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST OR ANY FEE PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER OR ANY GUARANTOR, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

1.8	No Subordination.

The use of the term “Permitted Encumbrances” to describe any interests and Encumbrances permitted hereunder shall mean that they are permitted to exist (whether in priority to or subsequent in priority to the Security, as determined by Applicable Law), and shall not be interpreted as meaning that such Permitted Encumbrances are entitled to priority over the Security, save and except pursuant to (i) a contractual arrangement in form and substance satisfactory to the Administrative Agent and the Lenders, or (ii) Applicable Law.

1.9	Paramountcy

1.9.1	Notwithstanding any other provision of this Agreement or any Loan Document, in the event of a conflict or any inconsistency between the provisions of this Agreement and the provisions of any other Loan Document (other than the Intercreditor Agreement), the applicable provisions of this Agreement shall prevail and govern.

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1.9.2	In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any other Loan Document is in conflict with or is inconsistent with a provision of this Agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this Agreement relating to the same specific matter.

1.10	Schedules, etc.

The following are the schedule(s) attached to this Agreement:

Schedule A	—	Lender Commitments
Schedule 1.1.6	—	Advance Notice
Schedule 1.1.12	—	Annual Forecast Report
Schedule 1.1.36	—	Completion
Schedule 1.1.43	—	Copper Exploration Concessions
Schedule 1.1.120	—	Material Contracts
Schedule 1.1.121	—	Material Project Authorizations
Schedule 1.1.123	—	Monthly Report
Schedule 1.1.161	—	Project Real Property
Schedule 1.1.169	—	Real Property
Schedule 1.1.172	—	Reorganization Plan
Schedule 1.1.188	—	Snip Project
Schedule 1.1.39	—	Form of Compliance Certificate
Schedule 1.1.40	—	Form of Completion Certificate
Schedule 1.1.45	—	Form of Cost to Complete Certificate
Schedule 4.1.2	—	Authorization; No Conflict
Schedule 4.1.4	—	Consents
Schedule 4.1.5	—	Corporate Structure
Schedule 4.1.6	—	Chief Executive Offices and Other Locations
Schedule 4.1.7	—	Residence for Tax Purposes
Schedule 4.1.19	—	Bank Accounts
Schedule 4.1.23(iv)	—	Hazardous Substances
Schedule 4.1.23(v)	—	Human Health and Safety
Schedule 4.1.24	—	Community Matters
Schedule 4.1.28	—	Taxes
Schedule 6.12.14	—	Investments

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Article 2
TERM facilitY

2.1	Establishment of Facility.

The Lenders, in reliance on each of the representations, warranties and covenants set out herein and upon and subject to the provisions of this Agreement, including without limitation the satisfaction of the relevant conditions to the making of Advances hereunder set out in Article 8, hereby agree to make available to the Borrower a non-revolving term facility in a maximum initial principal amount of up to $350,000,000.

2.2	Availment.

2.2.1	The Facility will be available to the Borrower in up to four (4) Advances, consisting of the First Advance and the Subsequent Advances, following the satisfaction of the respective conditions precedent to the First Advance and the Subsequent Advances as set forth herein and provided that the Subsequent Advances will be available until December 31, 2026 (as may be extended in accordance with this Agreement, the “Final Availability Date”) and only one Advance per Fiscal Quarter shall be permitted.

2.2.2	The First Advance and each Subsequent Advance shall be $87,500,000.

2.2.3	Following confirmation from the Administrative Agent on behalf of the Lenders that the conditions to funding are satisfied, the Borrower shall provide an Advance Notice to the Administrative Agent at least 10 days’ (but not more than 20 days’) prior to the date of any requested Advance under the Facility (other than the First Advance), including the date of the requested Advance Date.

2.2.4	Each Advance shall be subject to an original issue discount in the amount of [REDACTED – Commercially Sensitive Information.], which shall be deducted from the Advance and retained by the Lenders.

2.3	Calculation and Payment of Interest.

2.3.1	Subject to Section 3.2, interest shall accrue on the Principal Amount of the Loans from time to time at a per annum rate equal to the Interest Rate.

2.3.2	Interest on the Principal Amount of the Loans shall accrue from day to day, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed in an applicable Interest Period and on the basis of a year of 360 days.

2.3.3	Provided that no Event of Default is then continuing, for any Quarterly Date prior to the Completion Date, accrued interest shall not be required to be paid in cash, but instead on each Quarterly Date accrued interest shall be added to the Principal Amount of the Loans. Following the Completion Date, all accrued interest shall be payable in cash on each Quarterly Date.

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2.4	Prepayment and Repayment of Loans.

2.4.1	Commencing on the date that is 12 months following the Final Availability Date (the “First Payment Date”), and on each Quarterly Date thereafter, the Borrower shall make repayments of principal in an amount equal to the Quarterly Amortization Amount.

2.4.2	The Borrower shall repay any remaining the Principal Amount, all accrued and unpaid interest, and all other Obligations in full on the Maturity Date.

2.4.3	In the event that the Obligors receive any Net Proceeds, then the Borrower shall, within 10 Business Days of such receipt, apply or cause to be applied an amount equal to 100% of all such Net Proceeds to repay all or a portion of the Principal Amount of the Loans, plus accrued and unpaid interest thereon, provided that this prepayment requirement shall not apply to that portion of such Net Proceeds which are in an aggregate amount of up to C$25,000,000 per Fiscal Year.

2.4.4	The Borrower may at its option voluntarily prepay the Principal Amount of the Loans together with any other amounts outstanding hereunder, in whole or in part, at any time without premium or penalty provided that:

(a)	such prepayment is in the minimum amount of $1,000,000 and integral multiples of $100,000 thereafter;

(b)	any such prepayment shall only be made on a Business Day and shall only be effected on at least ten (10) days’ notice in writing to the Delivery Parties, which notice, once given, shall be irrevocable and binding upon the Borrower; and

(c)	such prepayment shall include payment of all accrued, unpaid and uncapitalized interest.

2.5	Availability Fee

The Borrower shall pay an availability fee to the Lenders calculated at [REDACTED – Commercially Sensitive Information.] (the “Availability Fee”). The Availability Fee shall be calculated daily (on the basis of a year of 360 days) from the Effective Date until the Commitments are drawn down or cancelled in full. The Availability Fee shall be payable in cash on each Quarterly Date.

2.6	Cancellation of the Facility.

Prior to the First Advance, the Borrower may cancel all (but not less than all) of the undrawn portion of the Facility upon 10 Business Days’ prior written notice to the Administrative Agent. Amounts cancelled will reduce the Facility and shall not be available for subsequent drawing.

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Article 3
other provisions relating to the Facility

3.1	Several Obligations.

Each Lender is severally liable for its Commitment and the Lenders are not jointly liable or jointly and severally liable. No Lender shall be obligated to fund its portion of any Advance unless it is reasonably confident that the other Lenders will fund their respective portions of such Advance.

3.2	Default Interest.

The Borrower shall pay to the Lenders interest on overdue amounts both before and after demand, default and judgment, and on the Principal Amount of the Loans upon the occurrence and during the continuation of an Event of Default, at a rate per annum equal to, subject to and only to the extent permitted by Applicable Law, the Default Rate, calculated on a daily basis on the actual number of days elapsed in a 360 day year, computed from the date the amount becomes due for so long as the amount remains overdue. Such interest shall be payable upon demand made by the Lenders and shall be compounded on each Quarterly Date.

3.3	Application of Payments.

Any amounts prepaid or repaid pursuant to Section 2.4 shall not be reborrowed, and the Lenders’ Commitments in respect thereof shall be cancelled. All amounts prepaid or repaid shall (unless otherwise specified by the Administrative Agent) be applied (i) first, in reduction of the accrued and unpaid interest and all other amounts then outstanding (including expenses and fees due and owing), and (ii) second, in reduction of the Principal Amount of the Loans. Prepayments pursuant to Sections 2.4.3 or 2.4.4 shall be applied to reduce the amortization payments to be made pursuant to Section 2.4.1 in inverse order of maturity.

3.4	Payments Generally.

All payments made pursuant to this Agreement (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lenders by way of deposit by or on behalf of the Borrower to the account specified therefor by the Lenders to the Borrower from time to time no later than 3:00 p.m. (New York City time) on the due date thereof. Any payments received after such time shall be considered for all purposes as having been made on the next following Business Day unless the applicable Lender otherwise agrees in writing. All payments hereunder shall be made to the Lenders pro rata according to their Applicable Percentage.

3.5	Status of Lenders.

Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower, (a) as required by Applicable Law, and (b) at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation as required by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements and to allow the Borrower and the Administrative Agent to comply with any information reporting requirements to which they are subject. Notwithstanding anything to the contrary in this Section 3.5, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

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Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

3.6	Payments – No Deduction.

All payments made in respect of this Agreement (in respect of principal, interest or otherwise) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any Taxes, other than Excluded Taxes, unless required by Applicable Law. If, under any Applicable Law, such Taxes, are required to be withheld or deducted from any payment by the Borrower, then (i) the Borrower shall make such withholdings or deductions, (ii) the Borrower shall timely pay the fully amount withheld or deducted to the relevant Governmental Body in accordance with Applicable Law, and (iii) if the Tax is an Indemnified Tax, the sum payable shall be increased as may be necessary (“Additional Amounts”) so that after making all required deductions or withholdings, such Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made.

If a Lender becomes liable for any Indemnified Tax, which is due and payable, and imposed on any payments under this Agreement, the Borrower shall indemnify such Lender for such Indemnified Tax, and the indemnity payment shall be increased as necessary so that after the imposition of any Indemnified Tax on the indemnity payment (including Indemnified Taxes in respect of any such increase in the indemnity payment), such Lender shall receive the full amount of Indemnified Taxes for which it is liable, provided, however, if a Lender does not notify the Borrower within 180 days subsequent to the date on which such Lender first receives written notice from the applicable Governmental Body that a particular Indemnified Tax is due and payable, then the Borrower shall not be required to compensate such Lender pursuant to this Section 3.6 for any interest, additions to tax or penalties in respect of that particular Indemnified Tax that accrue 180 days prior to the date on which such Lender first notifies the Borrower that such Indemnified Tax is due and payable; provided further, that, if the Borrower reasonably believes that such Taxes were not correctly or legally asserted the Lender will use its commercially reasonable efforts to cooperate with the Borrower to obtain a refund of such Taxes (which shall be repaid to the Borrower in accordance with the following paragraph in this Section 3.6, mutatis mutandis) so long as such efforts would not, in the sole determination of the Lender acting reasonably, result in any additional out-of-pocket costs or expenses not reimbursed by the Borrower or be otherwise disadvantageous to the Lender. A certificate as to the amount of such payment or liability delivered to the Borrower by such Lender shall be conclusive absent manifest error.

If a Lender determines, in its sole discretion, exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified by the payor or with respect to which the payor has paid Additional Amounts pursuant to this Section 3.6, it shall pay to the payor an amount equal to such refund (but only to the extent of indemnity payments made, or Additional Amounts paid, by the payor under this Section 3.6 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses of such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The payor, upon the request of a Lender, agrees to repay the amount paid over to the payor (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to such Lender if such Lender is required to repay such refund to such Governmental Body. This paragraph shall not be construed to require a Lender to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund.

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3.7	Illegality.

If any Applicable Law comes into force after the Effective Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Body now or hereafter makes it unlawful for a Lender to have advanced or acquired an interest in the Loan or to give effect to its obligations in respect thereof, such Lender may, by written notice thereof to the Borrower, declare its obligations under this Agreement to be terminated, and the Borrower shall prepay, without premium or penalty, within the time required by such law, the Principal Amount of the Loans together with accrued interest thereon and any other amounts owing under this Agreement as may be applicable to the date of such payment. If any such event shall, in the opinion of such Lender, only affect part of its obligations under this Agreement, the remainder of this Agreement shall be unaffected and the obligations of the Borrower under the Loan Documents shall continue. Upon the request of the Borrower, each Lender agrees take commercially reasonable to designate a different lending office (to the extent applicable to such Lender) or assign its Loans to an Affiliate (whose ordinary business includes making or holding loans of the nature of the Loans) if such steps will avoid the need for such notice and would not otherwise materially adversely affect or prejudice such Lender.

3.8	Change in Circumstances.

If the introduction of or any change in any Applicable Law relating to a Lender or any change in the interpretation or application thereof by any Governmental Body or compliance by a Lender with any request or direction of any Governmental Body:

3.8.1	subjects such Lender or causes the withdrawal or termination of a previously granted exemption with respect to any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owing to such Lender (other than, in all instances, Excluded Taxes);

3.8.2	imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, such Lender;

3.8.3	imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder; or

3.8.4	imposes on such Lender any other condition or requirement with respect to this Agreement (other than Excluded Taxes, but including any Taxes on or with respect to its loans, loan principal, letters of credit, commitments, or other obligations or its deposits, reserves, other liabilities or capital attributable thereto);

and such occurrence has the effect of

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3.8.5	increasing the cost to such Lender of agreeing to make or making, maintaining or funding the Facility, any Advance, any Loan or any portion thereof;

3.8.6	reducing the amount of the Obligations owing to such Lender;

3.8.7	reducing the effective return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of income tax being imposed on such Lender’s overall income or in connection with any Excluded Tax); or

3.8.8	causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder;

then such Lender shall also provide a notice to the Borrower with sufficient particulars (including, for greater certainty, the details of calculations relevant thereto), the facts relevant to the application of this Section 3.8, and, absent manifest error in such notice, the Borrower shall promptly upon demand by such Lender pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return provided that the Borrower shall not be required to pay such additional amounts unless such additional amounts are being demanded by such Lender as a general practice from its borrowers similarly obligated. Such Lender shall provide to the Borrower a certificate in respect of the foregoing which incorporates reasonable supporting evidence thereof and any such certificate will be prima facie evidence thereof except for manifest error.

For purposes of the foregoing, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “change in Applicable Law” regardless of the date enacted, adopted, applied or issued.

3.9	Payment of Costs and Expenses.

The Borrower shall pay to the Administrative Agent and the Lenders within ten days of provision of an invoice for the same (or on demand following a Default or Event of Default that is continuing) all reasonable and documented costs and expenses of the Administrative Agent and the Lenders and their agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all reasonable fees, expenses and disbursements of legal counsel) in connection with this Agreement and the other Key Transaction Agreements, including, without limitation:

3.9.1	the preparation, negotiation, and completion of the Key Transaction Agreements or any actual or proposed amendment or modification thereof or any waiver thereunder and all instruments supplemental or ancillary thereto;

3.9.2	fees, costs and expenses of the Lenders incurred in respect of due diligence provided that the Lenders will use all reasonable efforts to keep the fees, costs and expenses described in this Section 3.9.2 to a minimum;

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3.9.3	the appointment and engagement of the Collateral Agent;

3.9.4	the registration, maintenance and/or discharge of any of the Security in any public record office;

3.9.5	obtaining advice as to the Administrative Agent’s, Collateral Agent’s or the Lenders’ rights and responsibilities under this Agreement or the other Key Transaction Agreements;

3.9.6	reimbursement of any costs and expenses related to site visits made in accordance with the terms hereof and the costs and expenses of the Insurance Consultant and Independent Engineer, as well as the costs and expenses of the Lenders’ representative to the Technical Committee; and

3.9.7	all costs and expenses of the Administrative Agent, the Collateral Agent and the Lenders and their agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all fees, expenses and disbursements of legal counsel) in connection with the defence, establishment, protection or enforcement of any of the rights or remedies of the Lenders under this Agreement or any of the other Key Transaction Agreements, including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Security Documents or any enforcement of the Security.

3.10	Indemnities.

3.10.1	The Borrower shall indemnify and save harmless the Administrative Agent and the Lenders from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including the reasonable and documented fees, expenses and disbursements of one outside legal counsel, per applicable jurisdiction to the Lenders and, in the case of an actual or perceived conflict of interest where the party to be indemnified affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected party), which may be incurred by the Administrative Agent or the Lenders in their capacities as such under the Loan Documents as a consequence of or in respect of:

(a)	default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder which is continuing;

(b)	the entering into by the Administrative Agent and the Lenders of this Agreement, and any amendment, waiver or consent relating hereto, and the performance by the Administrative Agent and the Lenders of their obligations under this Agreement, including their funding of the Project;

(c)	the application by the Borrower of the proceeds of the Facility;

(d)	currency exchange, in the event that any payment or judgment is made other than in the currency owed;

(e)	investigating events reasonably believed to be a Default;

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(f)	acting or relying on any notice of the Borrower believed by a Lender to be correct and appropriately authorized;

(g)	costs incurred as a result of instructing lawyers, accountants and other advisors under the Credit Agreement, provided that the Administrative Agent and the Lenders shall be limited to one set of lead Canadian counsel and one set of local counsel for each applicable jurisdiction among them; or

(h)	damages or losses sustained by the Borrower or any shareholders or creditors of the Borrower and claimed from the Lenders or Administrative Agent (except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from the Administrative Agent’s or such Lender’s gross negligence or willful misconduct).

A certificate of an officer of the Administrative Agent or the applicable Lender as to any such claim, demand, liability, damage, loss, cost, charge or expense and containing reasonable details of the calculation shall be, absent manifest error, prima facie evidence of the amount of such claim, demand, liability, damage, loss, cost, charge or expense.

3.10.2	The Borrower shall indemnify and save harmless the Administrative Agent and each Lender and their Affiliates, agents, officers, directors and employees (each an “Indemnified Party”) from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including without limitation any documented investigatory, remedial, clean-up, compliance or preventative costs, charges and expenses) (collectively, “Claims”) which may be asserted against or incurred by such Indemnified Party under or on account of any applicable Environmental Law (including the assertion of any Encumbrance thereunder), whether upon realization of the Security, or as a lender to the Borrower, or as successor to or assignee of any right or interest of any Obligor or as a result of any order, investigation or action by any Governmental Body relating to any one of their business or property, including without limitation any Claims arising from:

(a)	the Release of a Hazardous Substance, the threat of the Release of any Hazardous Substance, or the presence of any Hazardous Substance affecting the real or personal property of any Obligor, whether or not the Hazardous Substance originates or emanates from such Obligor’s property or any other real property or personal property located thereon;

(b)	the Release of any Hazardous Substance owned by, or under the charge, management or control of any Obligor or any predecessors or assignors thereof;

(c)	any costs of removal or remedial action incurred by any Governmental Body or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources in relation to the real property or personal property of any Obligor or any contiguous real property or personal property located thereon, including reasonable and documented costs of assessing such injury, destruction or loss incurred pursuant to Environmental Law; and/or

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(d)	any other matter relating to the environment or Environmental Law affecting the property or the operations and activities of any Obligor within the jurisdiction of any Governmental Body;

except for any such Claims that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s material breach of the Loan Documents, gross negligence or willful misconduct.

3.11	Maximum Rate of Interest.

Notwithstanding anything herein or in any of the other Loan Documents to the contrary: in the event that any provision of this Agreement or any other Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the First Advance Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

3.11.1	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law;

3.11.2	by reducing the amount or rate of interest exigible under Sections 2.3 and 3.2; and

3.11.3	any amount or rate of interest referred to in this Section 3.11 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination, absent manifest error.

3.12	Net Insurance Proceeds.

To the extent any Obligor receives Net Insurance Proceeds, then the full amount of such Net Insurance Proceeds received by the Obligors shall be used (or contractually committed to be used) within 180 days to repair, replace or otherwise mitigate the loss or damage giving rise to such Net Insurance Proceeds, provided that, within five (5) Business Days of the earlier of (i) the expiry of such 180 days, and (ii) the Borrower’s or Independent Engineer’s reasonable determination that such replacement, repair or mitigation is not feasible, the Borrower shall make a repayment to the Lenders in the amount of such Net Insurance Proceeds that exceeds $5,000,000, and provided further that if the amount of such Net Insurance Proceeds exceeds $25,000,000 then such Net Insurance Proceeds shall be used within five Business Days of receipt to make a repayment to the Lenders.

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3.13	Defaulting Lenders.

If a Lender is a Defaulting Lender, then the Borrower may replace the Defaulting Lender with another Person who purchases at par the aggregate principal amount of the Advance owing to the Defaulting Lender and such Lender’s entire Commitment and assumes the Defaulting Lender’s Commitment and all other obligations of the Defaulting Lender hereunder, provided that prior to or concurrently with such replacement:

3.13.1	the Defaulting Lender shall have received payment in full of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances hereunder after the date of such replacement;

3.13.2	all of the requirements for such assignment contained in Section 12.5 shall have been satisfied; and

3.13.3	such replacement does not conflict with any Applicable Law.

3.14	Benchmark Replacement.

3.14.1	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Majority Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 3.14.1 will occur prior to the applicable Benchmark Transition Start Date.

3.14.2	Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

3.14.3	Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption of and implementation of a Benchmark Replacement. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto or any other Loan Document, except, in each case, as expressly required pursuant to this Section 3.13.1.

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3.14.4	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) the Applicable Tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that the Applicable Tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to replace such unavailable or non-representative tenor with another tenor that is available or representative, and (ii) if the tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

3.14.5	Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Interest Rate will be deemed to have been converted to the U.S. Base Rate at the end of the then applicable Interest Period. During a Benchmark Unavailability Period or at any time that the Applicable Tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

3.14.6	Certain Defined Terms. As used in this Section:

3.14.6.1	“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

3.14.6.2	“Applicable Tenor” at any time shall mean the tenor then applicable pursuant to the definition of “Interest Period” at such time.

3.14.6.3	“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.14.4.

3.14.6.4	“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.14.1.

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3.14.6.5	“Benchmark Replacement” means with respect to any Benchmark Transition Event, the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for $-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

3.14.6.6	“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for $-denominated syndicated credit facilities at such time.

3.14.6.7	“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

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3.14.6.8	“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

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3.14.6.9	“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

3.14.6.10	“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.13.1 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.13.1.

3.14.6.11	“Conforming Changes” means, with respect to either the use or administration of Adjusted Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

3.14.6.12	“Floor” means 1.50% per annum.

3.14.6.13	“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

3.14.6.14	“Reference Lenders” means any Schedule I Lender(s) selected by the Administrative Agent, in its discretion, as being in the opinion of the Administrative Agent, acting reasonably, representative of Schedule I Lenders.

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3.14.6.15	“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

3.14.6.16	“Schedule I Lenders” means chartered banks listed on Schedule I to the Bank Act (Canada).

3.14.6.17	“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

3.14.6.18	“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

3.14.6.19	“Term SOFR” means,

(a)	for any Interest Period, the Term SOFR Reference Rate for a tenor comparable to the Applicable Tenor for an Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

3.14.6.20	“Term SOFR Adjustment” means a percentage equal to 0.26% per annum.

3.14.6.21	“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

3.14.6.22	“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

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3.14.6.23	“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

3.14.6.24	“U.S. Base Rate” for any day, means a rate per annum equal to the highest of: (a) the average annual rate of interest (however designated) of the Reference Lenders used for determining interest chargeable by them on U.S. Dollar commercial loans made in Canada in effect on such day; (b) the Federal Funds Effective Rate in effect on such day plus 0.50% (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00% and (d) the Floor. Any change in the U.S. Base Rate due to a change in the Reference Lenders’ quoted rates or the Federal Funds Effective Rate or Adjusted Term SOFR shall be effective as of the opening of business on the day such quoted rates become effective.

3.14.6.25	“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Borrower and the Guarantors.

The Borrower and, where applicable, each Guarantor represents and warrants to the Administrative Agent and the Lenders at the Effective Date, and as of the date of each Advance and each Compliance Certificate hereunder, as follows:

4.1.1	Organization and Powers. Each Obligor: (i) has been duly incorporated or formed and is validly existing under the laws of its jurisdiction of existence, incorporation or formation, as applicable, and is in good standing (to the extent such concept is applicable in its jurisdiction); (ii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (iii) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Key Transaction Agreements to which it is or will become a party, and to perform its obligations thereunder; and (iv) is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. [REDACTED – Commercially Sensitive Information.] Each Obligor is up-to-date in all of its corporate filings in all material respects and is (if applicable) in good standing under Applicable Laws.

4.1.2	Authorization; No Conflict. The execution and delivery by each Obligor of the Key Transaction Agreements to which it is a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part (and such authorizations remain in full force and effect) and do not and will not: (i) contravene any provision of its constating documents or any resolution of its shareholders, partners or directors (or any committee thereof); (ii) after obtaining the consents set out on 4.1.2 (which such proviso shall only apply prior to the First Advance), conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (iii) violate any Applicable Law in any material respect; or (iv) other than as contemplated by the Key Transaction Agreements, result in, or require, the creation or imposition of any Encumbrance on any property or assets of an Obligor other than a Permitted Encumbrance.

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4.1.3	Execution; Binding Obligation. Each Key Transaction Agreement to which an Obligor is or will become a party: (i) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by the applicable Obligor; and (ii) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

4.1.4	Consents. No Obligor is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Loan Document or the consummation of the transactions contemplated herein and therein, other than those that (x) have already been obtained and copies of which have been provided to the Delivery Parties or (y) are as set out on Schedule 4.1.4

4.1.5	Subsidiaries; Other Ventures. Schedule 4.1.5 sets forth the true and complete list of all Subsidiaries of the Borrower, including the type and number of issued and outstanding shares or other Equity Interests of each such Subsidiary and the Person in whose name such shares or Equity Interests are registered, including whether such Subsidiary holds Collateral. Other than as set out in Schedule 4.1.5, no Person (other than the Borrower or another Obligor) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other Equity Interests of any Subsidiary of the Borrower or common shares or other Equity Interests of the Borrower. Save and except as disclosed in Schedule 4.1.5, no Obligor is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any other Person. No Person has a direct or indirect ownership or other proprietary or beneficial interest in any Subsidiary of the Borrower, the Project Property or the Project, other than the Project Subsidiaries, the shareholders of the Borrower (in their capacity as shareholders of the Borrower) or pursuant to the Stream Agreement, or another Permitted Encumbrance.

4.1.6	Chief Executive Office and Other Locations. The principal place of business and chief executive office of each Obligor as of the Effective Date is set out in Schedule 4.1.6. The minute books and material corporate records of each Obligor are located at its registered office, and the only other offices and/or locations where it keeps tangible Collateral (except for inventory which is in transit) or conducts any of its business as of the Effective Date are set forth in Schedule 4.1.6.

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4.1.7	Residence for Tax Purposes. Each Obligor is resident of the country set forth next to its name in Schedule 4.1.7 (and no other jurisdiction) for Tax purposes.

4.1.8	Solvency. No Obligor currently is or, after giving effect to the transactions contemplated hereunder and the making of the Loans hereunder, can reasonably be expected to become, insolvent as defined in the Bankruptcy and Insolvency Act (Canada).

4.1.9	Interest Calculation. The Borrower fully understands and is able to calculate the rate of interest applicable to the Loan based on the methodology for calculating per annum rates provided for in this Agreement.

4.1.10	No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has resulted in a violation or breach which has not been waived, cured or otherwise remedied, in any material respect of, or would give an Obligor or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any (a) Material Contract, (b) Material Project Authorization or (c) material Order to which it is a party or by which it or its properties and assets may be bound, and, to the knowledge of the Borrower and the Guarantors, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof.

(i)	all Material Contracts as of the Effective Date are set out in Schedule 1.1.120, and true and complete copies thereof have been made available to the Initial Lender;

(ii)	no Obligor, nor, to the Borrower’s or any Guarantor’s knowledge, any other Person, is in default or breach in the observance or performance of any material term, covenant or obligation to be performed by an Obligor or such other Person under any Material Contract to which an Obligor is a party or by which it is otherwise bound (including its property and assets) which has not been cured in accordance with the terms of such Material Contract and each such Material Contract is in good standing, constitutes a valid and binding agreement of each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction; and

(iii)	no Obligor has any knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any such Material Contract and no Obligor has received notice of any intention to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

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4.1.11	Title to Real Property. Schedule 1.1.169 sets out a complete and accurate list and map of the Real Property in which any Obligor has a right, title or interest as of the Effective Date. The Obligors, subject to Permitted Encumbrances, Encumbrances disclosed in Schedule 1.1.169 and Applicable Law:

(i)	have valid recorded title to all Mining Rights and other mineral rights and interests included within the Real Property;

(ii)	have, pursuant to the Material Contracts, all surface and access rights necessary for the development of the Project as contemplated in the Planning Documents;

Such rights are free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances disclosed in Schedule 1.1.169. Except as disclosed in 1.1.169, as of the Effective Date, no Obligor holds any freehold, leasehold or other real property interests or rights.

4.1.12	Other Collateral. Save and except for the Collateral covered by Section 1.1.169, the Obligors have good and valid title to all other Collateral, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances disclosed in Schedule 1.1.169.

4.1.13	Project Property. Without limiting the generality of Section 4.1.11 and Section 4.1.12:

(i)	except as disclosed in Schedule 1.1.169, all of the Project Property is leased, held or owned by the Borrower or another Obligor, and no Person other than the Borrower or another Obligor has any rights to operate or exploit the Project, or has any rights or interests with respect to Mining Rights of, or Minerals from, the Project other than for and on behalf of the Borrower and Obligors or in connection with the Stream Agreement or another Permitted Encumbrance or Encumbrance disclosed in Schedule 1.1.169;

(ii)	the Project Real Property constitutes all real property, Mining Rights, surface interests and ancillary rights necessary for the development, construction and mining operations of the Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Planning Documents;

(iii)	other than the Stream Agreement or any other Permitted Encumbrance or Encumbrance disclosed in Schedule 1.1.169, none of the Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of a Production Interest; and

(iv)	other than pursuant to the Stream Agreement, Project Authorizations, Permitted Encumbrances and Applicable Laws, there are no restrictions on the ability of the Obligors to exploit the Project Real Property.

4.1.14	Maintenance of Project Property. All mineral claims fees, maintenance fees, recording fees, and Taxes payable in respect of the Project Property and all other material amounts with respect to the Project Property have been paid when due and payable and all other actions and all other obligations as are required to maintain the Project Property in good standing in all material respects, have been taken and complied with.

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4.1.15	No Expropriation. No Collateral, nor any part thereof (other than immaterial or non-substantial portion of Collateral not forming the Project Property), has been taken or expropriated by any Governmental Body, nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the knowledge of the Borrower or the Guarantors, is there any intent or proposal to give any such notice or commence any such proceeding.

4.1.16	Insurance. The Obligors and the businesses and operations of the Obligors (including the Project Property) are insured with reputable insurance companies (not Affiliates of the Borrower) in such amounts, with such deductibles and covering such risks as is consistent with insurance carried by reasonably prudent participants in the mining industry in the relevant jurisdictions, and such coverage is in full force and effect, and no Obligor has breached the terms and conditions of any policies in any material respect nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by any Obligor under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the knowledge of the Borrower or the Guarantors, each of the Obligors will be able to (i) renew existing insurance coverage as and when such policies expire or (ii) obtain comparable insurance coverage from similar institutions. The insurance policies of the Obligors are in conformance with the Insurance Requirements.

4.1.17	Authorizations and Other Rights. The Obligors have obtained or been issued all such Authorizations and Other Rights as are necessary for the development, construction or operation of the Project, except for those Authorizations and Other Rights which, if not held, do not have and would not reasonably be expected to have a material impact on the Obligors’ ability to develop, construct or operate the Project or which are not required as of the Effective Date. Without limiting the foregoing, the Obligors have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (A) that are not necessary on the date this representation and warranty is made or deemed made or repeated for the conduct of development activities as such activities are currently being conducted, but that are expected to be obtained, in the ordinary course of business, by the time they are necessary for the conduct of development activities and the eventual commencement and ongoing commercial production, as applicable, or (B) the failure of which to be obtained would not be material to the development and construction of the Project or the commencement and ongoing operation of commercial production (including the sale of Minerals resulting therefrom). [REDACTED – Commercially Sensitive Information.]

4.1.18	Planning Documents. The expenses identified in the Definitive Feasibility Study on the date thereof represented and upon their delivery and approval in accordance with this Agreement, the Planning Documents will, represent the Borrower’s best estimate of projected expenses and schedule for the period covered thereby at the time the Planning Documents were prepared or at the time revised, replaced, supplemented, modified or amended in accordance with this Agreement.

4.1.19	Bank Accounts. The Obligors have no bank accounts other than as set out in 4.1.19. The Obligors have no bank account outside of Canada or within the Province of Quebec. The Obligors do not use or maintain any funds belonging to them in any bank account other than in their own name.

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4.1.20	Applicable Laws; Conduct of Operations. The Obligors, including in the conduct of exploration, development and operations at the Project, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and operations have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with in all material respects (provided that for any period prior to which any Group Member had an interest in the Project, such representation shall be qualified by the Group Members’ knowledge). To the knowledge of the Borrower there are no pending or proposed changes to Applicable Laws that would render illegal or materially restrict the development and construction of the Project or the conduct of operations at the Project, or that would otherwise reasonably be expected to result in a Material Adverse Effect.

4.1.21	AML Legislation. Without limiting the generality of Section 4.1.20, the Group Members are in compliance with, and have not been charged under, applicable AML Legislation.

4.1.22	Anti-Corruption and Sanctions. Without limiting the generality of Section 4.1.20, the Group Members and their respective officers and employees and, to the knowledge of the Borrower or the Guarantors, their directors and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any Group Member being designated as a Sanctioned Person or Sanctioned Entity. To the knowledge of the Borrower none of (a) the Group Members, to the knowledge of the Borrower, any of their respective directors, officers or employees, or (b) any agent of any of Group Member that will act in any capacity in connection with or unlawfully benefit from the Facility, (i) has used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made, or authorized the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds, or (iii) is a Sanctioned Person or a Sanctioned Entity. No Advance, use of proceeds or other transaction contemplated by this Agreement will violate Anti-Corruption Laws or applicable Sanctions. This Section 4.1.22 shall not be interpreted or applied in relation to any Group Member and their respective officers and employees, their directors and agents, to the extent that such interpretation or application under this Section 4.1.22 would result in the Group Members violating or breaching the Foreign Extraterritorial Measures Act (Canada).

4.1.23	Environmental and Social Compliance. Without limiting the generality of Sections 4.1.17 and 4.1.20 and as appropriate for the phase of the Project:

(i)	the Obligors, including without limitation the conduct of operations at the Project, have been and are in compliance in all material respects with: (i) all Environmental and Social Laws and Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles to be identified in the Initial ESAP); and (ii) once entered, each ESMP, the ESAP and each Corrective Action Plan;

(ii)	the Obligors have obtained all Material Project Authorizations required under Environmental and Social Laws necessary given the then current stage of development, as contemplated by the Planning Documents;

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(iii)	the Obligors have not used or permitted to be used, except in material compliance with all Environmental and Social Laws, Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles to be identified and in the Initial ESAP) and Material Project Authorizations, any of the Real Property to Release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;

(iv)	except as disclosed on Schedule 4.1.23(iv), there is no presence of any Hazardous Substance on, in or under any of the Real Property and no Hazardous Substances will be generated from the Borrower’s or any other Obligor’s use of such Real Property (including without limitation as a result of the conduct of operations at the Project) except in compliance in all material respects with all Environmental and Social Laws, Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles to be identified and in the Initial ESAP) and Material Project Authorizations;

(v)	[REDACTED – Commercially Sensitive Information.]

4.1.24	Community Matters. To date, the consultation and engagement with Indigenous Groups and Affected Persons with respect to the Project and the Project Real Property have complied with Applicable Law, Environmental and Social Requirements (except for such gaps in compliance with the Equator Principles, if any, as may be identified in the Initial ESAP), and related Good Industry Practice. [REDACTED – Commercially Sensitive Information.]

4.1.25	Employee and Labour Matters. The Obligors are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any material labour disruption or conflict involving any Obligor or directly affecting the Project and, to the knowledge of the Obligors, no such labour disruption or conflict is imminent. None of the Obligors are a party to a collective bargaining agreement and, to the knowledge of the Obligors, no action has been taken to organize any employees of the Obligors.

4.1.26	Security. The Borrower and the other Obligors have implemented security practices and procedures at the Project consistent with Good Industry Practice.

4.1.27	Employee Benefit Plans.

(a)	Each Employee Benefit Plan is in compliance in all material respects with its terms and Applicable Laws. All Employee Benefit Plans are and have been funded in accordance with Applicable Laws.

(b)	None of the Employee Benefit Plans contain a Defined Benefit Provision. In respect of any Retirement Plans which are registered pension plans within the meaning of the Income Tax Act (Canada), no steps have been taken to terminate or wind up any such plans (wholly or in part), no unauthorized merger of such plans have occurred, no unauthorized withdrawal of funds from such plans have occurred and no improper contribution holidays have been taken in respect of such plans.

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(c)	No event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Employee Benefit Plans being ordered, or required to be, terminated or wound up in whole or in part, having its registration under Applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Body or being required to pay any material taxes, penalties, payments or levies under Applicable Laws.

4.1.28	Taxes.

(a)	All Taxes due and payable by the Group Members have been timely paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS). All assessments and reassessments received by any Group Member in respect of Taxes have been paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS).

(b)	All Tax Returns required by Applicable Law to be filed by or with respect to any Group Member have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading.

(c)	Adequate provision has been made by the Borrower in the Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent financial statements contained in the Public Disclosure Documents.

(d)	Since the date of the most recent financial statements contained in the Public Disclosure Documents, no Group Member has incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than in the ordinary course of business.

(e)	Except as disclosed in Schedule 4.1.28, no audit or other proceeding by any Governmental Body is pending or, to the knowledge of the Borrower or the Guarantors, threatened with respect to any Taxes due from or with respect any Group Member, and no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Group Member. Except as disclosed in Schedule 4.1.28, there are no matters under audit or appeal or in dispute (save and except appeals or disputes in good faith by appropriate legal proceedings and for which adequate reserves are being maintained in accordance with IFRS) relating to Taxes.

(f)	No Governmental Body of a jurisdiction in which a Group Member does not file Tax Returns has made any written claim that any Group Member is or may be subject to taxation by such jurisdiction. To the knowledge of the Borrower or the Guarantors, there is no basis for a claim that any Group Member is subject to Tax in a jurisdiction in which such Group Member does not file Tax Returns.

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(g)	There are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Group Member for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. No Group Member is bound by any Tax sharing, allocation or indemnification or similar agreement.

(h)	The Group Members have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

4.1.29	Intellectual Property. Each of the Obligors owns, licenses or otherwise has the right to use all material licenses, Authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Obligors’ ability to develop, construct or operate the Project and carry on the Business in accordance with the Planning Documents and the Definitive Feasibility Study). No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by an Obligor infringes upon or conflicts with any rights owned by any other Person in any material respect. No claim or litigation regarding any of the foregoing is pending or, to the Borrower’s or the Borrower’s knowledge, threatened.

4.1.30	Books and Records. The minute books and corporate records of each Obligor are true and correct in all material respects and contain all minutes of all meetings of the directors (or any committee thereof) and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the relevant Obligor.

4.1.31	Financial Statements.

(a)	The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout and complied, as of their date of filing, with the applicable published rules and regulations of Securities Laws applicable to the Borrower, and the Financial Statements present fairly, in all material respects, the financial condition of the Borrower and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. The Borrower does not intend to correct or restate, nor, to the knowledge of the Borrower, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

(b)	[Except as disclosed in Schedule 4.1.31, there] are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Borrower or any of its Subsidiaries with unconsolidated entities or other Persons.

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(c)	KPMG LLP has been the auditor of the Borrower since January 6, 2022 and is “independent” as required under Securities Laws. [Since January 1, 2017, there has not] been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of the Borrower nor has there been any event which has led any of the Borrower’s current or former auditors to threaten to resign as auditors.

(d)	The Borrower is in compliance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

(e)	Except as disclosed in the Public Disclosure Documents, there has been no change in accounting policies or practices of the Borrower since December 31, 2023.

4.1.32	Internal Controls. The Borrower maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded book value for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference in accordance with IFRS, (v) material information relating to the Obligors is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect the Borrower’s ability to disclose to the public information required to be disclosed by it in accordance with Applicable Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Obligors’ internal controls have been disclosed to the audit committee of the Borrower.

4.1.33	Audit Committee. The audit committee of the Borrower is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

4.1.34	Absence of Change. Except as disclosed in the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, since December 31, 2023, there has been no event, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

4.1.35	Related Party Transactions. Except as permitted by this Agreement after the date hereof, no Obligor has: (i) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof (other than another Obligor); or (ii) been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of such Obligor or unless such transactions between an Obligor and a Related Party have been completed on reasonable commercial terms that, considered as a whole, are not less advantageous to such Obligor, as the case may be, than if the transaction was with a Person dealing at arm’s length with such Obligor, as the case may be.

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4.1.36	No Liabilities. No Obligor has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements and those related to Stream Agreement or after the date hereof as otherwise permitted pursuant to the Loan Documents.

4.1.37	Litigation. There are no material Orders which remain unsatisfied against any Obligor or material consent decrees or injunctions to which any Obligor is subject. [REDACTED – Commercially Sensitive Information.]

4.1.38	Debt Instruments. No Obligor has any Debt other than Debt permitted to be incurred pursuant to Section 6.12.10.

4.1.39	No Subordination. There is no Contract to which an Obligor is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Obligations under the Key Transaction Agreements to any other obligation of it.

4.1.40	Regulatory Compliance.

(i)	The Borrower is a “reporting issuer” (or the equivalent) in each of the provinces of Canada (other than Quebec) and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Borrower is in compliance in all material respects with applicable U.S. Securities Laws. The Borrower has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke the Borrower’s reporting issuer status.

(ii)	All material filings and fees required to be made and paid by the Borrower pursuant to Securities Laws have been made and paid when due.

(iii)	The Common Shares are listed and posted for trading on the Exchanges and no order ceasing or suspending trading in any securities of the Borrower or prohibiting the sale or issuance of Common Shares or the trading of any of the Borrower’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Borrower, have been threatened. The Borrower has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the Exchanges and the Borrower is currently in compliance in all material respects with the rules and regulations of the Exchanges.

(iv)	Since December 31, 2023, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact (as defined under Canadian Securities Laws) or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no material change (as defined under Canadian Securities Laws) as of the date hereof relating to the Borrower which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR+. The Borrower has not filed any confidential material change report or other confidential report with any Securities Regulator or the Exchanges which at the date hereof remains confidential.

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4.1.41	Technical Disclosure. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves and technical reports disclosed in the Public Disclosure Documents for the Project, including the Technical Report, have been prepared and disclosed, in all material respects, in accordance with Good Industry Practice. The Borrower is in compliance, in all material respects, with the requirements prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (as in effect on the date of publication of the relevant report or information). The Borrower has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents were not as of the dates of such disclosure inaccurate in any material respect. At the date hereof, there are no outstanding unresolved comments of the TSX or any Securities Regulator in respect of the technical disclosure made in the Public Disclosure Documents. To the knowledge of the Borrower, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Project from the amounts last disclosed publicly by the Borrower in the Public Disclosure Documents.

4.1.42	No Default. No Default or Event of Default has occurred and is continuing under any Key Transaction Agreement.

4.1.43	Disclosure. All information which has been prepared by or on behalf of the Borrower relating to the Borrower or the Guarantors and their respective businesses, properties and assets and disclosed in writing to the Administrative Agent, the Collateral Agent or the Lenders is, as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information materially misleading. All forecasts, projections and budgets which have been prepared by or on behalf of the Borrower relating to the Borrower or the Guarantors and their respective businesses, properties and assets and delivered to the Administrative Agent, the Collateral Agent or the Lenders represent, in all material respects, the Borrower’s reasonable estimates and assumptions as to future performance, which the Borrower believes to be fair and reasonable as of the time made in the light of the then current and reasonably foreseeable business conditions. To the knowledge of the Borrower, there is no matter, thing, information, fact, data or interpretation thereof relative to the Borrower or the Guarantors or their respective businesses, properties and assets which would reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Administrative Agent, the Collateral Agent or the Lenders.

4.1.44	Planning Documents. The then current Planning Documents delivered to the Administrative Agent and the Lenders from time to time in accordance with the terms of this Agreement are true, correct and complete copies which have been prepared in accordance with the requirements of this Agreement. The statements of opinion or belief, projections and forecasts in the then current Planning Documents and the assumptions on which they are based and the values given to those assumptions, were arrived at in good faith by the Borrower, after due and careful consideration and enquiry and based on reasonable grounds at the time made, and were fair and reasonable in all material respects in the circumstances prevailing at the time of preparation. The Borrower is not aware of any fact, event or circumstance the inclusion or omission of which makes or would be reasonably likely to make the then current Planning Documents inaccurate or misleading in any material respect. The development, construction and operation of the Project is substantially in compliance with the Planning Documents. For the purposes hereof, and any other place where substantial compliance with the Planning Documents is referenced, “substantially in compliance” means that if the Planning Documents were updated to reflect any non-compliance that is considered not substantial, such update would be a Permitted Update.

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4.2	Survival of Representations and Warranties.

The representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and shall continue until payment in full of the Obligations notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or the Lenders.

Article 5
SECURITY

5.1	Security.

As security for the due and punctual payment of all of the Obligations, the Obligors shall grant a continuing security interest and a first-ranking Encumbrance in favour of the Collateral Agent (for the benefit of the Secured Parties) over all of the Collateral (subject only to Permitted Encumbrances), and in furtherance thereof shall deliver or cause to be delivered to the Administrative Agent or Collateral Agent, for the benefit of the Lenders, as applicable, in form and substance satisfactory to Lenders’ counsel, acting reasonably:

5.1.1	a British Columbia law Guarantee of the Obligations from each Guarantor in favour of the Administrative Agent;

5.1.2	a general security agreement from the Borrower and each Obligor;

5.1.3	a Share Pledge Agreement from the Borrower and each other Obligor of the Equity Interests owned in any Person other than the Excluded Subsidiaries;

5.1.4	a Blocked Account Agreement in respect of each of the Obligors’ bank accounts;

5.1.5	all share certificates, stock powers of attorney, documentation, consents or authorizations necessary in order to make valid and effective the aforementioned agreements; and

5.1.6	such other security documents as the Administrative Agent, Collateral Agent or the Lenders may at any time reasonably request having for the purposes of granting, protecting or ensuring a first-ranking (subject only to Permitted Encumbrances) perfected Encumbrance in favour of the Collateral Agent, for the benefit of the Lenders, in the Collateral.

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5.2	Additional Security from New Subsidiaries.

The Borrower shall cause each Person that becomes a Subsidiary, other than an Excluded Subsidiary, of the Borrower after the First Advance Date, to deliver to the Administrative Agent (a) a Guarantee of the Obligations, (b) security over the undertaking, property and assets of such Subsidiary (other than Excluded Assets) substantially to the same effect as the Security provided for in Section 5.1, (c) a third party legal opinion from the Borrower’s counsel concerning such Subsidiary, Guarantee and security, to all be delivered to the Administrative Agent and/or Collateral Agent promptly but in any event within forty-five (45) days of such Person first becoming a Project Subsidiary, together with all share certificates, stock powers of attorney, consents, authorizations, registrations (or evidence of the filing of the same with the applicable authority for the purposes of registration) and supporting documentation (including updates to disclosure schedules hereto) in respect thereof as necessary in order to make valid and effective the aforementioned agreements and perfect the Encumbrances provided for therein.

5.3	Further Assurances - Security.

The Borrower and the Guarantors shall take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the Administrative Agent such agreements, documents and instruments as the Administrative Agent shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the reasonable opinion of the Administrative Agent or Lenders’ counsel, necessary or advisable to constitute, perfect and maintain the Security Documents referred to in Section 5.1 or 5.2 as first-ranking Encumbrances of the Person granting such Encumbrances, subject only to the Permitted Encumbrances, in all jurisdictions reasonably required by the Administrative Agent within a reasonable time after the request therefor by the Administrative Agent or Lenders’ counsel, and in each case, in form and substance satisfactory to Lenders’ counsel, acting reasonably. For the avoidance of doubt, Excluded Assets shall not form part of the Collateral at any time.

5.4	Security Effective Notwithstanding Date of Advance.

The Security shall be effective and the undertakings in this Agreement and the other Loan Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Agreement. The Security shall not be affected by any payments under this Agreement or any of the other Loan Documents but shall constitute continuing security to and in favour of the Administrative Agent for the benefit of the Lenders for the Obligations from time to time.

5.5	No Merger.

The Security shall not merge in any other security. No judgment obtained by or on behalf of the Lenders shall in any way affect any of the provisions of this Agreement, the other Loan Documents or the Security. For greater certainty, no judgment obtained by or on behalf of the Lenders shall in any way affect the obligation of the Borrower to pay interest or other amounts at the rates, times and in the manner provided in this Agreement.

5.6	Release of Security.

5.6.1	Subject to Section 5.6.2, following indefeasible payment and performance in full of all Obligations of the Obligors under this Agreement and the other Loan Documents, the Administrative Agent will, and will direct the Collateral Agent to, promptly, at the request, cost and expense of the Borrower, release and discharge the right and interest of the Administrative Agent and the Lenders in the Collateral.

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5.6.2	Subject to the Intercreditor Agreement, if any Collateral is Disposed of as permitted by this Agreement or is otherwise released from the Security at the direction or with the consent of the Administrative Agent (or the Lenders, to the extent consent of all Lenders is required in connection with such Disposition pursuant to this Agreement), at the request, cost and expense of the Borrower (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), the Administrative Agent shall concurrently with such Disposition discharge such Collateral from the Security and deliver and re-assign to the relevant Obligor (without any representation or warranty) any of such Collateral as is then in the possession of the Administrative Agent.

Article 6
COVENANTS

6.1	Affirmative Covenants.

So long as any Obligations or Commitments remain outstanding, and except as otherwise consented to by the Majority Lenders, the Borrower shall, and shall cause, as applicable, each of the other Obligors to:

6.1.1	duly and punctually pay the Obligations at the times and places and in the manner required by the terms of the Loan Documents;

6.1.2	maintain its corporate existence; keep proper books of account and records; maintain its corporate status in all jurisdictions where it carries on business; and operate its business and the Project (including the exploration, development and construction thereof) in a commercially prudent manner in accordance with Good Industry Practice and in compliance, in all material respects, with Applicable Law, all Material Contracts and all Authorizations;

6.1.3	remain resident of the country set forth next to its name in Schedule 4.1.7 (and no other country) for income tax purposes and ensure and Subsidiary formed or acquired after the Effective Date is not a resident for income tax purposes of any country not set forth on Schedule 4.1.7 except with the consent of the Majority Lenders;

6.1.4	maintain the Project Real Property and Mining Rights in good standing in all material respects and otherwise maintaining the Project Real Property in compliance, in all material respects, with Applicable Law;

6.1.5	(i) at all times during its business hours, and no more than once per calendar year in aggregate for the Administrative Agent and the Lenders as a whole, upon reasonable prior written notice from the Administrative Agent or a Lender, and without notice or limitation on frequency or time of day if an Event of Default shall have occurred and be continuing (provided that any such visit is made in compliance with applicable health and safety regulations) or a Potential E&S Non-Compliance Event has occurred, permit representatives of the Administrative Agent, or a Lender, at the cost and expense of the Borrower, to enter into or onto its property, to inspect any of the Collateral and to examine its financial books, accounts and records and to discuss its financial condition with its senior officers and its auditors; and (ii) provided that in addition to Section 6.1.5(i), upon appointment of an IESC, the IESC shall visit the Borrower’s property and be permitted to inspect any of the Project Real Property, Project Property, books and records and any other Project operational matters, at the cost and expense of the Borrower, once per calendar year, such site visit being an in-person site visit;

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6.1.6	maintain insurance in compliance with the Insurance Requirements and keep insured with financially sound and reputable insurance companies all of the Collateral, including the Project Property, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with industry practice in the relevant jurisdictions and on or prior to the date of the First Advance, cause the policies of insurance referred to above to (i) not be amended in any manner which is prejudicial to the Lenders and (ii) contain customary endorsements for the benefit of the Lenders, all in a form acceptable to the Majority Lenders acting reasonably, and include a provision that such policies will not be cancelled without such insurance company endeavouring to provide 30 days’ prior written notice being given to the Administrative Agent by the issuers thereof, and cause the Administrative Agent and the Lenders to be named as an additional insured with respect to public liability insurance;

6.1.7	provide the Administrative Agent (and if requested by the Administrative Agent, the Insurance Consultant) promptly with such evidence of insurance and compliance with the Insurance Requirements as the Administrative Agent (and if applicable, the Insurance Consultant) may from time to time reasonably require;

6.1.8	develop, construct and operate the Project substantially in compliance with the Planning Documents. For the purposes hereof, “substantially in compliance” means that if the Planning Documents were updated to reflect any non-compliance that is considered not substantial, such update would be a Permitted Update;

6.1.9	provide to the Lenders within 30 days of the end of each Fiscal Quarter, a draft update to the BCFM and the Planning Documents, provided that any such updates to the Planning Documents (other than a Permitted Update) shall only become effective upon approval by the Majority Lenders acting reasonably;

6.1.10	obtain, as and when required, and preserve and maintain, all Authorizations (including environmental Authorizations), Other Rights and Material Contracts which are required to permit the Obligors to (i) own, operate and maintain the Business and the Project accordance with the Planning Documents, (ii) develop the Project as contemplated by the Planning Documents, and (iii) perform their obligations under the Key Transaction Agreements to which they are a party;

6.1.11	pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, make arrangements satisfactory to the Administrative Agent regarding adequate provision for their payment;

6.1.12	conduct all environmental remedial activities in accordance with Good Industry Practice for which a Person acting in a commercially reasonably manner would perform in the circumstances and in accordance with Environmental and Social Requirements, to meet its environmental responsibilities and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the Real Property required by Applicable Law;

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6.1.13	ensure that each of the Security Documents will at all times constitute valid and perfected first ranking security on all of the Collateral, in accordance with their terms, subject only to Permitted Encumbrances, and at all times take all actions necessary or requested by the Collateral Agent or the Lenders to create, perfect and maintain the Encumbrances granted pursuant to the Security Documents as perfected first ranking security over the Collateral, subject only to Permitted Encumbrances;

6.1.14	ensure that each bank account held by such Obligor is (A) located in Canada (and not in Quebec) and (B) subject to (1) the Security Documents and (2) a Blocked Account Agreement; ensure that the Obligors have deposit accounts at no more than three financial institutions;

6.1.15	ensure that the Independent Engineer has sufficient access to the Project, Project-related information and personnel as may be reasonably necessary to, without limitation:

(a)	visit the Project on a schedule satisfactory to the Administrative Agent to observe construction activities until the Completion Date;

(b)	review and evaluate the Cost to Complete certificates contemplated by Section 8.2.15;

(c)	identify any material deviations from the Planning Documents and provide advice to the Lenders with regard to any remedial action;

(d)	review the BCFM and provide advice to the Lenders with regard to the appropriateness of the assumptions;

(e)	produce a Monthly Report to the Administrative Agent summarizing key observations and any issues related to the progress of construction and development of the Project, and identifying any actions Borrower intends to take to remediate departure from the Planning Documents; and

(f)	certify that the Completion Date has occurred.

6.1.16	Implement the Reorganization Plan by not later than November 15, 2024 as set forth in Schedule 1.1.172 or with such changes as may be approved by the Majority Lenders, acting reasonably.

6.1.17	deliver to the Lenders for review by the Lenders the Borrower’s proposed final drafts of the Planning Documents and BCFM by no later than November 1, 2024.

6.2	Notifications to the Lenders.

6.2.1	The Borrower shall promptly notify the Administrative Agent and the Lenders of the occurrence of:

(a)	any Default or Event of Default;

(b)	any default by any party under or termination or threatened termination (in writing) of any Material Contract of which it becomes aware;

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(c)	if any event or circumstance occurs as a result of which it could reasonably be expected that the Project could not be developed, constructed and operated substantially in accordance with the Planning Documents;

(d)	the loss of or material non-compliance with the terms of, or any threat (in writing) by a Governmental Body to revoke or suspend, any Material Project Authorization;

(e)	all material actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the Borrower’s knowledge, threatened, against or directly affecting any Obligor or the Project, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the Borrower’s knowledge threatened, against or affecting any Obligor, or with respect to the ownership, use, maintenance and operation of the Project;

(f)	any violation or suspected violation of any Applicable Law by the Obligor in any material respect;

(g)	any non-compliance by any Group Member with the Anti-Corruption Policy or non-compliance by any Obligor with the ESIA, in each case, in any material respect or any Potential E&S Non-Compliance Event;

(h)	any material damage suffered to the Project, and whether any Obligor has made, or plans to make, any insurance claim;

(i)	any material disputes or disturbances involving Affected Persons or local communities;

(j)	any event, circumstance or fact that would reasonably be expected to give rise to a default under the Stream Agreement, or any other agreement in respect of Debt or any Obligor in the case of such Debt in a principal amount of $5,000,000 or more without giving effect to any amendments or waivers from the creditor party thereunder;

(k)	any other condition or event which has resulted, or that would reasonably be expected to result, in a Material Adverse Effect, in each case, accompanied by a written statement by a senior officer of the Borrower setting forth details of the occurrence referred to therein;

(l)	promptly (and in any event within 30 days) after the preparation thereof, provide to the Administrative Agent a copy of each Corrective Action Plan and, promptly (and in any event within 30 days) after the actions contained in it have been fully implemented and completed evidence of such implementation and completion;

(m)	provide a report of annual expenditures in respect of Excluded Assets;

(n)	any material non-compliance with any Environmental and Social Requirement (except for such gaps in compliance with the Equator Principles to be identified and in the Initial ESAP);

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(o)	any material non-compliance with the ESAP or any ESMP or Corrective Action Plan;

6.2.2	The Borrower shall promptly notify the Administrative Agent and Lenders, including in the notification the intended action to be taken by it, upon:

(a)	learning of any material claim, complaint, notice or order under any Environmental or Social Law affecting it;

(b)	learning of the existence of Hazardous Substances located on, above or below the surface of any land which any Obligor occupies or controls, except those being stored, used or otherwise handled in compliance with Environmental Law, or contained in the soil or water constituting such land, in each case which would reasonably be expected to have a material impact on the Obligors’ ability to develop, construct or operate the Project and carry on the Business;

(c)	the occurrence of any reportable Release of Hazardous Substances that has occurred on or from such land which would reasonably be expected to have a material impact on the Obligors’ ability to develop, construct or operate the Project and carry on the Business;

(d)	the occurrence of any change in business activity conducted by it which involves the storage, use or handling of Hazardous Substances or wastes or increases its Environmental Liability in any material manner; and

(e)	any proposed change in the use or occupation of the Project Real Property which may have a material impact on the Obligors’ ability to develop, construct or operate the Project and carry on the Business.

6.2.3	The Borrower shall provide the Administrative Agent not less than 10 Business Days prior notice of any change in name or change in jurisdiction of incorporation or chief executive office of any Obligor, provided that the Administrative Agent may waive or shorten such notice period without the consent of the Lenders.

6.2.4	The Borrower shall promptly notify the Administrative Agent of (i) the acquisition by any Obligor of any Real Property (including mineral rights or claims), whether owned or leased, (ii) any new locations of material tangible assets of any Obligor (other than inventory in transit), (iii) any pending new Material Contracts or any amendment or revision to any existing Material Contract (provided that Section 6.12.16 shall also apply), and (iv) any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization, and in the case of (iii) and (iv) above, forthwith provide a true and complete copy of the same to the Delivery Parties in accordance with Section 6.4.

6.2.5	As soon as practicable following a request thereof from the Administrative Agent, the Borrower shall provide any financial information, financial statements, budgets, forecasts, projections, lists of property and accounts and other statements as the Administrative Agent may reasonably request from time to time, including copies of any Tax Returns and any other elections, remittance forms or other documents filed by an Obligor pursuant to any legislation which requires an Obligor to pay, withhold, collect, or remit material amounts.

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6.2.6	The Borrower shall notify the Administrative Agent immediately of any Serious E&S Non-Compliance Event.

6.2.7	The Borrower shall by November 15, 2024 (i) provide the Lenders with a list setting out all Material Project Authorizations needed for the development, construction and operation of the Project, including any such Material Project Authorizations set out in Parts 1 and 2 of Schedule 1.1.121, and setting out the scheduled timing to obtain such Material Project Authorizations; and (ii) represent and warrant to the Lenders as to the accuracy and completeness of such list.

6.3	Corporate Documents.

The Borrower shall deliver to the Delivery Parties, contemporaneously with delivery of the same to the Borrower’s shareholders, a copy of each management information circular and other notices issued to its shareholders. The parties agree that the making of documents publicly available on the Borrower’s SEDAR+ profile satisfies the delivery requirements under this Section 6.3.

6.4	Other Reports.

The Borrower shall promptly deliver or furnish, or cause to be delivered or furnished, to the Delivery Parties a copy of any material reports, certificates, documents and notices relating to the Project which are delivered by an Obligor under other Key Transaction Agreements to the extent not already delivered to the Lenders under the Loan Documents.

6.5	Material Contracts, Material Project Authorizations.

The Borrower shall promptly deliver to the Delivery Parties a copy of:

(a)	any new Material Contract or any amendment or revision to any existing Material Contract (provided that Section 6.12.16 shall also apply), and in respect of any such new Material Contract, unless otherwise advised in writing by the Administrative Agent, acting reasonably, shall use reasonable efforts to require the counterparty thereof, to enter into a direct agreement in favour of the Administrative Agent in a form and in substance satisfactory to the Administrative Agent, acting reasonably;

(b)	any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization;

(c)	in addition to the Project Financing Rebaseline, any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property and Mining Rights;

(d)	any material amendment, revision, replacement or supplement to the Planning Documents, BCFM, Definitive Feasibility Study or Project Financing Rebaseline, (provided that any amendment, revision or supplement to shall, if applicable, be subject to Section 6.12.18);

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(e)	any material reports, certificates, documents and notices relating to the Project which are delivered to the Borrower or any other Obligor by or on behalf of any third-party consultant or contractor.

6.6	Monthly Reporting.

6.6.1	Until the Completion Date, within 15 Business Days of the end of each calendar month, the Borrower shall provide to the Delivery Parties a Monthly Report in respect of such calendar month, or, if applicable, within 2 Business Days prior to the quarterly meeting of the Technical Committee as required under Section 7.3.1.

6.7	Quarterly Reporting.

6.7.1	As soon as available and in any event within 60 days after the end of each Fiscal Quarter, as it relates to all Fiscal Quarters other than the Fiscal Quarter ended December 31, and within 75 days for the Fiscal Quarter ended December 31, of each Fiscal Year, the Borrower shall deliver to the Delivery Parties:

6.7.1.1	following the Completion Date only, a Monthly Report in respect of such Fiscal Quarter;

6.7.1.2	a copy of the Borrower’s quarterly unaudited consolidated financial statements for such Fiscal Quarter, together with unaudited unconsolidated statements of the Borrower for such Fiscal Quarter and the parties agree that the making of such documents publicly available on the Borrower’s SEDAR+ profile satisfies the delivery requirements under this Section 6.7.1.1;

6.7.1.3	a Cost to Complete Certificate signed by the Independent Engineer, evidencing sufficient funding available to reach the Completion Date, including to cover all forecast expenses of the Borrower due or incurred before the Completion Date;

6.7.1.4	a Compliance Certificate.

6.8	Annual Reporting.

6.8.1	As soon as available and in any event within 120 days after the end of each Fiscal Year, the Borrower shall deliver to the Delivery Parties:

6.8.1.1	a copy of the Borrower’s audited annual consolidated financial statements for such Fiscal Year, and the parties agree that the making of documents publicly available on the Borrower’s SEDAR+ profile satisfies the delivery requirements under this Section 6.8.1.1; and

6.8.1.2	a Compliance Certificate.

6.8.2	On or before November 15 of each calendar year following the Effective Date, the Borrower shall deliver to the Delivery Parties an Annual Forecast Report in respect of the upcoming Fiscal Year.

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6.9	Anti-Corruption.

The Borrower shall, and the Borrower shall cause all of the Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Administrative Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy. The Borrower shall not, without prior written consent of the Administrative Agent, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy except as required to comply with Applicable Law.

6.10	ESIA.

The Borrower shall ensure that the development, construction and operation of the Project complies in all material respects with the ESIA in effect from time to time.

6.11	Changes to Accounting Policies.

If there is any material change in a period to the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements or components thereof as compared to any previous period, the Borrower shall provide the Lenders with all information which the Lenders reasonably require relating to the impact of any such material change on the comparability of the reports provided to the Lenders after any such material change to previous reports.

6.12	Negative Covenants.

Except as otherwise provided in this Agreement, so long as any Obligations or Commitments remain outstanding, the Borrower and the Guarantors shall not, without the prior written consent of the Majority Lenders:

6.12.1	(i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) allow a Group Member to violate any provision of AML Legislation, Anti-Corruption Laws or any applicable Sanctions applicable to such Group Member;

6.12.2	except in accordance with the Reorganization Plan, dispose of, transfer or abandon all or any part of the Collateral (including for avoidance of doubt, any Project Real Property, Mining Rights and/or Project Property) except pursuant to a Permitted Asset Disposition;

6.12.3	except the delivery of Minerals pursuant to the Stream Agreement, an Indigenous Group Royalty Interest, an Offtake Agreement, or a Permitted Prepay, or otherwise in the ordinary course of business pursuant to sales contracts with arm’s length parties in accordance with the Stream Agreement, transfer a Production Interest relating to Minerals;

6.12.4	make any payment of amounts in respect of a Production Interest (other than a Key Transaction Agreement) or enter into any Production Interest or similar agreement with any other Person in relation to the Project Real Property other than the Stream Agreement, an Indigenous Group Royalty Interest, a Permitted Prepay and any other sales contract resulting in a Permitted Asset Disposition;

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6.12.5	make any expenditure (including any Capital Expenditure) or payment that would, or could reasonably be expected to, cause the construction budget in the Planning Documents to be exceeded by more than 5%;

6.12.6	use: (i) the proceeds of the Facility or the Equity Financings for any purpose other than (A) to fund the development, construction and working capital requirements of the Project in accordance with, in all material respects, the Planning Documents, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs (including to fund payments to any Indigenous Group under any impact benefit agreement or related agreement or instrument), and (B) general corporate and administrative expenses of the Obligors and Excluded Subsidiaries in accordance with the Planning Documents, and (C) in the case of proceeds of the Equity Financings, to fund the repayment of the FN Convertible Debenture;

6.12.7	create, incur, assume or suffer to exist any Encumbrance upon all or any part of the Collateral whether now owned or hereafter acquired, other than Permitted Encumbrances;

6.12.8	make any Restricted Payment, except as otherwise expressly permitted herein;

6.12.9	enter into any agreement or arrangement or take any action which restricts or purports to restrict the ability of (i) any Obligor to pay dividends or make any other distributions to the Borrower or repay Debt owing to the Borrower, or (ii) the Borrower to deliver Minerals or perform its other obligations under the Stream Agreement;

6.12.10	establish or acquire any Retirement Plan containing a Defined Benefit Provision, Multi-Employer Plan or post-employment health, life or other welfare benefits for current or former employees, directors or officers, or any dependent, survivor, beneficiary or estate thereof (except for (x) benefits required to be provided after termination of employment without cause pursuant to Applicable Laws relating to employment standards, (y) benefits which are only triggered following a Change of Control or (z) those existing as of the Effective Date) or acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of, any Retirement Plan containing a Defined Benefit Provision, Multi-Employer Plan or post-employment health, life or other welfare benefits for current or former employees, directors or officers, or any dependent, survivor, beneficiary or estate thereof (except for (x) benefits required to be provided after termination of employment without cause pursuant to Applicable Laws relating to employment standards), (y) benefits which are only triggered following a Change of Control or (z) those existing prior to and not established in contemplation of such acquisition;

6.12.11	create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than:

(a)	the Obligations;

(b)	deposits received from customers in the ordinary course of business;

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(c)	the unsecured obligations of the Borrower under the FN Convertible Debenture, provided that such obligations shall be repaid within three Business Days of the completion of the Initial Equity Financing and such obligations shall thereafter not be permitted hereunder;

(d)	obligation under a Permitted Prepay;

(e)	credit card indebtedness up to $350,000;

(f)	indebtedness in respect of letters of credit, bonding arrangements, surety arrangements, guarantees to third parties (such as Export Development Canada) made in connection with such third party’s guarantee or backstop on an Obligor’s behalf, in each case to the extent required to be provided in connection with the Project, including for reclamation obligations, and to the extent provided for, and in accordance with, the Planning Documents;

(g)	hedging of currency risk and raw materials for construction and development not for speculative purposes and in accordance with the Borrower’s hedging policy that has been approved by the Majority Lenders;

(h)	deferred payment arrangements in connection with inventory and supplies during construction and development of the Project on terms not exceeding 180 days in a maximum amount outstanding at any time of $5,000,000, provided that the further incurrence of such indebtedness under such arrangements shall cease to be permitted if and for so long as any such arrangements are in default or overdue;

(i)	Project Leasing Transactions to the extent constituting indebtedness;

(j)	Debt secured by Encumbrances permitted pursuant to Section 1.1.165(i) (Purchase Money Obligations and Capitalized Lease Obligations);

(k)	Subordinated Intercompany Debt;

(l)	unsecured trade payables and other unsecured accrued liabilities (which do not comprise borrowed money) incurred in the ordinary course of business;

(m)	Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of an Obligor to the extent required by Applicable Laws or Governmental Body;

(n)	Debt under or pursuant to the Stream Agreement;

(o)	a Guarantee or other contingent obligations of Debt incurred by an Obligor and enumerated in (a) through (g) above; and

(p)	any other Debt of any Obligor permitted in writing by the Majority Lenders;

6.12.12	enter into any hedge instrument or incur any hedge obligations;

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6.12.13	except as otherwise expressly contemplated by this Agreement or extensions of trade credit by the Obligors to its customers in the ordinary course of business and in accordance with customary commercial terms, provide Financial Assistance, either directly or indirectly, to any Person, except Financial Assistance in favour of another Obligor;

6.12.14	make any Investments, except (i) Investments in the Borrower or another Obligor, provided if such Investment is by way of Debt, such Debt must be Subordinated Intercompany Debt; (ii) short term Investments in United States or Canadian money market instruments with remaining maturities of 12 months or less at the date of purchase including securities issued by government agencies of the United States or Canada, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash; (iii) Investments existing as of the Effective Date as set out in Schedule 6.12.14; (iv) Investments that are Debt permitted by Section 6.12.10;

6.12.15	make any Acquisitions except:

(a)	Permitted Acquisitions; and

(b)	Project Lease Transactions.

6.12.16	enter into, amend in any material respect, waive any material provision of, or terminate any Material Contract (save and except, where there is or will be a replacement Material Contract on terms substantially similar to those in the existing Material Contract and with a substantially similar reputable and credit-worthy counterparty (a “Replacement Material Contract”)) or assign any Material Contract (other than as contemplated under the Loan Documents) or give notice of termination (save and except, where there is or will be a Replacement Material Contract) or assignment of any Material Contract or waive or grant indulgences in respect of any event of default or material default under any Material Contract;

6.12.17	materially amend, revise, supplement or replace the Planning Documents, Definitive Feasibility Study or the Project Financing Rebaseline, other than a Permitted Update or with the consent of the Majority Lenders, acting reasonably;

6.12.18	change in any material respect the nature of its business or operations from the Business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the Business, or initiate any construction project other than the Project;

6.12.19	transfer or assign any Debt owed to an Obligor to any Person other than another Obligor;

6.12.20	directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise Dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than another Obligor), except (i) in the ordinary course of and pursuant to the reasonable requirements of such Person’s business and (ii) upon fair and reasonable terms that are no less favourable to the Obligors than those that could be obtained in an arm’s length transaction with a Person that is not a Related Party;

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6.12.21	enter into any transaction to change or reorganize its capital structure or amend its articles, by-laws or any other constating documents in a manner that prejudices the Lenders;

6.12.22	change its Fiscal Year; change its legal or operating name, or the location of its chief executive office or location of its assets except with at least 15 days’ prior written notice to the Administrative Agent (which notice period the Administrative Agent may shorten or waive without the need for consent of the Lenders);

6.12.23	change, or permit a change to its auditors, other than any change to any other internationally recognized auditor;

6.12.24	hold any cash or cash equivalents in any account that is (i) outside Canada, (ii) in Quebec, or (iii) not subject to a Blocked Account Agreement in favour of the Collateral Agent;

6.12.25	amend, modify or terminate the Anti-Corruption Policy except to comply with Applicable Law;

6.12.26	exercise its Buy-Down Right (as defined in the Stream Agreement) under the Stream Agreement except with the consent of the Majority Lenders, provided that, for the purposes of such consent, any Lender having any direct or indirect (including through an Affiliate or Related Party) financial interest under the Stream Agreement must disclose such interest to the Administrative Agent and will be required to abstain from the decision as to whether or not the Majority Lenders will grant such consent, provided that provided that the Borrower shall be in compliance with Section 6.13 and 6.14 on a pro forma basis after giving effect to such payment.

6.13	Financial Covenants

6.13.1	Debt Service Coverage Ratio

At all times following the First Payment Date, to be tested as of the last day of each Fiscal Quarter following the First Payment Date, the Borrower shall maintain a Debt Service Coverage Ratio of no less than 1.25:1 for the six-month period ending on the last day of each Fiscal Quarter.

6.14	Liquidity

Following the full drawdown or cancellation of the Commitments and the Additional Deposit (under and as defined in the Stream Agreement), the Borrower shall maintain at all times Liquidity of at least $25,000,000.

6.15	Know Your Customer Checks.

6.15.1	If:

6.15.1.1	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the Effective Date;

6.15.1.2	any change in the status of a Group Member after the Effective Date;

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6.15.1.3	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, or any replacement of the Administrative Agent or Collateral Agent; or

6.15.1.4	a Lender’s, Administrative Agent’s or Collateral Agent’s internal “know your customer” checks and identification procedures, obliges the Collateral Agent, Administrative Agent or any Lender (or, any prospective new Lender, Administrative Agent or Collateral Agent) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Administrative Agent, Collateral Agent or any Lender supply, or procure the supply of, such documentation and other evidence regarding the Borrower or any Group Members as is reasonably requested by the Collateral Agent (or any prospective Collateral Agent) or by Administrative Agent (for itself or on behalf of any Lender or prospective Administrative Agent) or any Lender (for itself or, on behalf of any prospective new Lender) in order for the Administrative Agent, such Lender or, any prospective new Lender, Collateral Agent or Administrative Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks regarding the Group Members under all Applicable Laws and regulations pursuant to the transactions contemplated in the Loan Documents.

6.15.2	The Obligors shall promptly upon the request of the Administrative Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Collateral Agent or Administrative Agent (for itself) in order for the Collateral Agent or Administrative Agent or any Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks regarding the Group Members under all Applicable Laws and regulations pursuant to the transactions contemplated in the Loan Documents.

6.15.3	When the Borrower is obliged to provide a request that a Subsidiary becomes a Guarantor, if the accession of such Guarantor obliges the Collateral Agent, Administrative Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Collateral Agent, Administrative Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Collateral Agent, Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Collateral Agent, Administrative Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks regarding the Group Members under all Applicable Laws and regulations.

6.16	Environmental and Social Matters

6.16.1	Within 60 days of the date of this Agreement, the Borrower will engage an independent third-party consultant with relevant expertise to perform and will provide the Administrative Agent with a desktop analysis of the gaps in the then current development plan and operations to bring the Project in line with applicable standards as defined in the Equator Principles, and which shall be performed to the satisfaction of the IESC.

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6.16.2	The Borrower will deliver to the Administrative Agent an initial ESAP (the “Initial ESAP”) as soon as practicable and in any event no later than 60 days after the Effective Date which shall have been reviewed by the IESC. The ESAP shall conform to the Equator Principles, and include the following aspects:

6.16.2.1	developing a permit plan and schedule tracking tool, stakeholder engagement plan, resettlement action plan (considering Free, Prior and Informed Consent guidance), comprehensive grievance mechanism (employees and community), and labour management plan;

6.16.2.2	conducting a physical climate risk assessment consistent with the Task Force on Climate-related Financial Disclosures (“TCFD”) guidance and considering community impacts; and

6.16.2.3	providing for an annual IESC assessment and report and updated ESAP for conformance to EP4 and as otherwise provided herein.

6.16.3	By November 30th of each year, the Borrower shall have an IESC conduct an Independent Review of the assessment process including the ESMPs, the ESMS, and the Stakeholder Engagement process documentation in order to assist the Lenders’ due diligence to confirm that the Project conforms with the Equator Principles. The IESC will also propose or opine on a suitable annual ESAP capable of conforming the Project with the Equator Principles.

6.16.4	Annually following the delivery of the Initial ESAP, on or before March 31st, the Borrower shall deliver substantially an updated ESAP (the “Annual ESAP”) reflecting the Borrower’s actions for such Fiscal Year in respect of Environmental and Social Requirements and complying with Environmental and Social Requirements for the purpose of allowing the Lenders to monitor the Obligor’s continued compliance with the same. The Borrower shall not amend the ESAP, either on its own initiation or following the recommendation of the IESC, without the prior consent of the Majority Lenders, which consent shall not be unreasonably withheld or conditioned.

6.16.5	The Borrower covenants and agrees that it shall comply and shall ensure that all operations in respect of the Project, as applicable, comply with: (i) all applicable Environmental and Social Laws, including all material Authorizations, in each case then applicable; (ii) all other Environmental and Social Requirements in all material respects, (provided, for greater certainty, that the requirement to comply with the Equator Principles from the date hereof to the Initial ESAP will be satisfied by compliance with sections 6.16.1 and 6.16.2); and (iii) each ESAP, each ESMP and each Corrective Action Plan in all material respects.

6.16.6	The Borrower covenants and agrees to implement procedures to monitor compliance by the Obligors with, and prevent material liability under, the Environmental and Social Requirements (provided, for greater certainty, that the requirement to comply with the Equator Principles from the date hereof to the Initial ESAP will be satisfied by compliance with sections 6.16.1 and 6.16.2), and the ESAP, each ESMP and each Corrective Action Plan.

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6.16.7	The Borrower shall periodically review the Framework Documents in consultation with the IESC. If, following a review, any material revision of any of the Framework Documents is necessary to ensure that each of them is materially consistent with Environmental and Social Requirements, the Borrower shall apply for the Majority Lenders’ consent to such revision without delay.

6.16.8	The Borrower shall deliver to the Administrative Agent, an environmental and social monitoring report annually for each Fiscal Year containing such additional information (to be promptly delivered) as is reasonably requested by the IESC to enable the IESC to produce any of its own reports, including any changes or proposed changes to the HSEC Policy, ESMS, ESMPs and any applicable Corrective Action Plan to ensure, among other things, compliance in all material respects with the Environmental and Social Requirements.

6.16.9	The Borrower shall ensure that the Project is decommissioned as and when required in accordance with Applicable Laws.

6.17	E&S Non-Compliance Dispute Mechanism.

6.17.1	Subject to Section 6.17.2 and Section 6.17.3 if any Potential E&S Non-Compliance Event, other than a Serious E&S Non-Compliance Event, is identified, the Borrower shall propose a resolution of such Potential E&S Non-Compliance Event to the Administrative Agent and the IESC in writing; and, provided that (i) if the Administrative Agent (acting in consultation with the IESC) does not raise questions, objections or recommendations with respect to the proposal within fifteen (15) Business Days from its receipt of the Borrower’s proposal (“IESC Review Period”), the Borrower shall, in a timely manner, implement the Borrower’s proposal; or (ii) if the Administrative Agent (acting in consultation with the IESC) does raise questions, objections or recommendations with respect to the proposal during the IESC Review Period, the Borrower shall, in a timely manner, implement the recommendations of the Administrative Agent and the IESC, in each case, to the satisfaction of the Majority Lenders, acting reasonably.

6.17.2	If a Potential E&S Non-Compliance Event occurs which could have immediate negative impacts on the environment or human beings or to comply with Applicable Law, take such immediate interim action as is necessary to rectify such Potential E&S Non-Compliance Event or to comply with Applicable Law prior to the expiry of the IESC Review Period or, if such event will in due course become an E&S Non-Compliance Event, until such time that a Corrective Action Plan is being implemented in relation to such matter.

6.17.3	If agreement on a resolution to any Potential E&S Non-Compliance Event (other than a Serious E&S Non-Compliance Event) cannot be reached between the Borrower and the Administrative Agent (acting in consultation with the IESC) (an “E&S Dispute”), the Borrower shall serve a notice (with copy to each ECA) (“E&S Dispute Notice”) on the Administrative Agent (acting in consultation with the IESC) and the Majority Lenders (acting reasonably) or the Administrative Agent shall serve a notice on the Borrower (for the purposes of this Section 6.17.3 the Borrower and the Administrative Agent, each a “Dispute Party”). Upon any Dispute Party serving any E&S Dispute Notice to the other Dispute Party, each Dispute Party shall together endeavour to resolve the dispute within thirty (30) Business Days. If such persons agree on a resolution of the matter, they shall sign a statement setting out their resolution, and the Borrower shall fully and promptly carry such resolution into effect. If such persons do not agree upon a resolution of the matter, then the provisions of Section 6.17.4 shall apply.

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6.17.4	If (i) the Administrative Agent (acting in consultation with the IESC) determines that the Borrower’s proposal or the Administrative Agent or the IESC’s recommendations as agreed with the Borrower, in each case, in accordance with Section 6.17.1 are not being implemented in a reasonable timeframe with satisfactory results by the Borrower, or (ii) a Serious E&S Non-Compliance Event has occurred; and (iii) an agreement cannot be reached on an E&S Dispute within the thirty (30) Business Day time period referred to in Section 6.17.3, the event will become an “E&S Non-Compliance Event” which will require the Borrower:

6.17.4.1	to notify the Administrative Agent and the Majority Lender;

6.17.4.2	to: (A) prepare, and provide the Administrative Agent with a copy of, a Corrective Action Plan, which has been prepared in consultation with the Administrative Agent and the IESC, to set forth the proposed actions to correct or to remedy damage and adverse consequences caused by such E&S Non-Compliance Event, including timeframes for the implementation of such actions, (B) conduct all such actions within such timeframes and (C) where relevant, upon the request of the Administrative Agent, acting reasonably, provide the Administrative Agent with any information relating to measures or monitoring undertaken by it consistent with Environmental and Social Requirements or under any Corrective Action Plan; and

6.17.4.3	subject to receiving consent in accordance with Section 6.16.1, amend the ESAP.

6.17.5	If a Serious E&S Non-Compliance Event occurs, the Borrower shall take such immediate action as necessary to rectify such Serious E&S Non-Compliance Event prior to the development and implementation of any Corrective Action Plan. During the period in which the Serious E&S Non-Compliance Event is ongoing, the Lenders shall be entitled to require the IESC visit the site of the Project Real Property in person. Without limiting the foregoing, the Lenders shall also be entitled to require the IESC to visit the site of the Project Real Property in person if the Borrower has failed to comply with any Corrective Action Plan.

6.17.6	For greater clarity, the Obligors shall not be in breach of Section 6.16 while the Obligors work to rectify an E&S Non-Compliance Event in consultation with the Majority Lenders and IESC, as applicable, pursuant to this Section 6.17.

6.18	Transparency.

6.18.1	In accordance with Equator Principle 10, the Borrower shall, once the ESIA is approved, make available on the Borrower’s public website a summary of the ESIA.

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6.18.2	After commencement of commercial production at the Project, the Borrower shall publicly report emissions (combined (i) direct greenhouse gas emissions from the facilities owned or controlled within the physical Project boundary and (ii) indirect greenhouse gas emissions associated with the offsite production of energy used by the Project) during the operational phase on an annual basis. Quantification of the greenhouse gas emissions will be conducted by the Borrower in line with the GHG Protocol and the reporting methodology shall be in accordance with host country regulatory requirements, or in accordance with internationally recognized methodologies, in each case where such reporting includes emissions at the Project level and is reasonably acceptable to the Lenders.

6.18.3	The Borrower shall use reasonable efforts, to the extent such information is commercially non-sensitive and has been collected as required under Applicable Law, share, on an annual basis, Project specific biodiversity data with the Global Biodiversity Information Facility, and relevant national and global data repositories.

6.18.4	The Borrower and the Secured Parties consent to the reporting of the Project name pursuant to annex B of the Equator Principles on any publicly available internet website maintained by any Secured Party.

Article 7
Technical Committee

7.1	Establishment of Technical Committee.

7.1.1	From and after the date of this Agreement, the Technical Committee shall be established and maintained by the Borrower having the roles and responsibilities as set out in this Article 7.

7.1.2	The members of the Technical Committee shall appoint one of the members to act as chair of the Technical Committee.

7.1.3	In carrying out its responsibilities, the Technical Committee shall co-ordinate and consult with the Borrower’s board of directors and management; provided, however, that the Technical Committee shall not constitute a part of the board of directors of the Borrower and will not have authority to direct the management of the Borrower or any other Obligor.

7.1.4	The Technical Committee shall establish such procedures as it considers necessary or advisable and, without limiting the generality of the foregoing, in order to encourage open and candid reporting, the Technical Committee may, as it considers appropriate from time to time, exclude from any part of its meetings its members who are also members of the Board.

7.1.5	The Technical Committee may invite such officers, directors and employees of, and advisors to, the Borrower and any such other Persons as it considers appropriate from time to time, to attend its meetings and assist thereat.

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7.2	Responsibilities.

7.2.1	The mandate of the Technical Committee shall include all technical, design, environmental, social, governance and operational aspects of the Project and the Technical Committee shall provide information to the Borrower and the Lenders with respect to all such matters. The duties of the Technical Committee shall include the following:

7.2.1.1	the Technical Committee shall review any material amendment to the Planning Documents proposed by the Borrower and report thereon, such report to be provided to the Borrower and the Lenders prior to approval of such amendments by Borrower’s board of directors;

7.2.1.2	the Technical Committee shall review and comment on the Definitive Feasibility Study, BCFM and Planning Documents, and any amendment to the same, proposed by the Borrower and report thereon, such report to be provided to the Borrower and the Lenders prior to the approval of such documents or amendments, as the case may be, by Borrower’s board of directors;

7.2.1.3	the Technical Committee shall review the results of all exploration and work programs and make recommendations with respect to work programs and testing;

7.2.1.4	the Technical Committee shall review: (i) progress towards developing the ESIA; (ii) health, safety, and environmental incidents; (iii) Indigenous Group agreements and reports; (iv) Stakeholder Engagement plans and reports; (v) studies, reports, and assessments developed for the ESIA; and (vi) any changes to and progress towards meeting goals in the ESAP; and

7.2.1.5	the Technical Committee shall review and report on any other matter referred to it by the Borrower or the Lenders.

7.2.2	In carrying out its responsibilities hereunder, the members of the Technical Committee shall be entitled to make semi-annual site visits to the Project Real Property and may request a periodic construction update report from the Independent Engineer, on such terms and conditions as the Technical Committee may decide (all at the continued cost of the Borrower); and

7.2.3	Any reports of the Technical Committee shall be provided simultaneously to the Borrower and the Lenders.

7.3	Meeting Procedures.

7.3.1	The Technical Committee shall hold regular monthly meetings at such time and place (including by telephonic or electronic means) as mutually agreed to by its members or, failing such agreement, at the offices of Borrower, as well as additional meetings on a more frequent basis if and as decided by the members of the Technical Committee. The chair of the Technical Committee shall give seven days’ written notice to the members of meetings. Additionally, any member may call a special meeting upon seven days’ written notice to the members of the Technical Committee. In case of emergency, reasonable notice of a special meeting shall suffice.

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7.3.2	At any such meeting, there shall be a quorum if one of the Lenders’ appointee, the Independent Engineer and at least one member of management of Borrower is present. Matters to be determined by the Technical Committee shall be determined by a majority vote of the members present at the Technical Committee meeting.

7.3.3	All reasonable Technical Committee costs and expenses are to be paid by the Borrower. No members of the Technical Committee, other than the Independent Engineer, shall be remunerated or otherwise paid simply for their role as members of the Technical Committee.

Article 8
CONDITIONS PRECEDENT

8.1	Conditions Precedent to Effective Date.

This Agreement shall become effective upon the Borrower satisfying each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

8.1.1	no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to this Agreement, the Subscription Agreements and the Stream Agreement;

8.1.2	the Obligors shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Effective Date;

8.1.3	all representations and warranties of the Obligors applicable as of the Effective Date made in or pursuant to this Agreement shall be true and correct on the Effective Date;

8.1.4	since December 31, 2023, shall have been no event, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

8.1.5	the Borrower shall have delivered, or caused to be delivered to the Administrative Agent, all of the following (in each case in form and substance satisfactory to the Lenders):

(i)	certificates from duly authorized officers of the Borrower and the other Obligors certifying (i) the articles and notice of articles (or equivalent) of such Person, as applicable, (ii) the incumbency of signing officers of such Person, and (iii) the corporate resolutions (or equivalent) of such Person, as applicable, approving the execution, delivery and performance of such Person’s obligations under this Agreement and the consummation of the transactions contemplated hereunder;

(ii)	a copy of all Material Project Authorizations and Material Contracts that have been entered into by the Effective Date, as applicable;

(iii)	a copy of the Anti-Corruption Policy;

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(iv)	a customary legal opinion dated the Effective Date addressed to the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and Lenders’ counsel, acting reasonably, from counsel to the Borrower and the other Obligors with respect to this Agreement;

(v)	an opinion with respect to title to the mining claims and leases addressed to the Lenders in respect of the Project Properties;

(vi)	the Subscription Agreement and the Stream Agreement and any other documents required thereby to be executed or delivered on or before the Effective Date, duly executed and delivered by each party thereto; and

(vii)	such other documentation as the Administrative Agent may reasonably request in form and substance satisfactory to the Lenders, acting reasonably (including, without limitation, all documents and other information required by each Lender to comply with its “know your customer” and other checks);

8.1.6	each of the Lenders shall have concluded its technical, legal, and financial due diligence;

8.1.7	no preliminary or permanent injunction or other order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by the Key Transaction Agreements shall be in effect;

8.1.8	no action or proceeding, at law or in equity, shall be pending or threatened by any Person or Governmental Body to restrain, enjoin or prohibit the consummation of the transactions contemplated by the Key Transaction Agreements or the development of the Project;

8.2	Conditions Precedent to Advances

The obligations of the Lenders hereunder to make the First Advance and each Subsequent Advance are subject to compliance, on or before the making of such Advance, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

In respect of the First Advance:

8.2.1	the Borrower shall have delivered, or caused to be delivered to the Administrative Agent, all of the following (in each case in form and substance satisfactory to the Lenders):

(i)	certificates from duly authorized officers of the Borrower and the other Obligors certifying (i) the articles and notice of articles (or equivalent) of such Person, as applicable, (ii) the incumbency of signing officers of such Person, and (iii) the corporate resolutions (or equivalent) of such Person, as applicable, approving the execution, delivery and performance of such Person’s obligations under each of the Key Transaction Agreements (other than this Agreement) to which it is a party and the consummation of the transactions contemplated thereunder;

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(ii)	a certificate, dated the First Advance Date, signed by a duly authorized of the Borrower, certifying the matters set out in Sections 8.1.1 through 8.1.4; and

(iii)	certificates of insurance evidencing compliance with Section 6.1.6;

(iv)	a customary legal opinion dated the First Advance Date addressed to the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and Lenders’ counsel, acting reasonably, from counsel to the Borrower and the other Obligors with respect to the Loan Documents (other than this Agreement).

8.2.2	the Agency Fee Letters shall have been executed and delivered by all parties thereto;

8.2.3	each Key Transaction Agreement (other than this Agreement but including the Security) shall have been duly executed and delivered by each party thereto, in form and substance satisfactory to the Lenders, acting reasonably;

8.2.4	the Security in respect of the Security Documents shall have been registered and perfected in all jurisdictions reasonably required by the Administrative Agent, and constitute, subject only to Permitted Encumbrances, a first ranking Encumbrance over the Collateral intended to be covered thereby;

8.2.5	all amounts and fees payable to or for the account of the Administrative Agent, Collateral Agent or the Lenders that are due and payable on or before the date of First Advance (including the fees and disbursements of Lenders’ counsel) shall have been paid or arrangements shall be in place to pay such amounts and fees on the date of First Advance;

8.2.6	all approvals, consents, Orders and Authorizations necessary for the completion of the transactions contemplated by the Loan Documents and the Key Transaction Agreements entered into or to be entered into as of the date of the First Advance shall have been obtained;

8.2.7	the Lenders shall have received (i) a final insurance report prepared by the Insurance Consultant (in form and substance reasonably satisfactory to the Lenders and otherwise customary for financings of a type similar to the Facility), dated as of a recent date addressed to the Administrative Agent and the Lenders and (ii) certified copies of all policies evidencing the insurance (or a binder, commitment or certificates signed by the insurer or a broker authorized to bind the insurer) required to be maintained by the Obligors pursuant to the Insurance Requirements, in each case in form and substance reasonably satisfactory to the Administrative Agent (acting at the direction of the majority Lenders);

8.2.8	[REDACTED – Commercially Sensitive Information.];

8.2.9	the Lenders shall have received and be satisfied with the Planning Documents, BCFM and Definitive Feasibility Study and all other material documents relating thereto;

8.2.10	evidence satisfactory to the Administrative Agent that, except as agreed by the Majority Lenders, all Material Project Authorizations have been obtained and that the Borrower has complied in all material respects with all conditions provided for therein;

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8.2.11	completion of (i) the Initial Equity Financing for gross proceeds to the Borrower of at least $100,000,000 (the “Equity Financing”) and (ii) the deposit in the amount of $100,000,000 pursuant to the Stream Agreement;

8.2.12	the Lenders shall have received evidence that at least 75% of the proceeds of funding identified in Section 8.2.10 has been spent on the Project in accordance with the Planning Documents;

8.2.13	the Borrower shall have provided to the Lenders (i) a snow management plan, (ii) updated tailings slope engineering design with corresponding slope stability assessments, (iii) a life of mine (LoM) water management plan that includes (x) site wide water balance with water supply options, (y) updated surface water management structure designs and (z) a demonstration that remedial actions address seasonal and ongoing water quality concerns;

In respect of the Subsequent Advances:

8.2.14	the Lenders shall have received evidence that at least 80% of the previous Advance has been spent on the Project in accordance with the Planning Documents;

In respect of all Advances, including the First Advance:

8.2.15	the Administrative Agent shall have received an Advance Notice pursuant to Section 2.2.3 of this Agreement;

8.2.16	the Lenders shall have received and be satisfied with a Cost to Complete Certificate signed by the Independent Engineer, evidencing sufficient funding available to reach the Completion Date, including to cover all forecast expenses of the Borrower due or incurred before the Completion Date;

8.2.17	the Lenders shall have received confirmation that none of the Material Project Authorizations previously received has been suspended, terminated, or become subject to formal injunction, stay, objection or appeal;

8.2.18	the Completion Date is forecast by the Borrower, as confirmed by the Independent Engineer, to be reached ahead of the Completion Outside Date;

8.2.19	development and construction of the Project shall be in substantial conformance with the Planning Documents, and the Administrative Agent shall have received an officer’s certificate confirming the same;

8.2.20	evidence satisfactory to the Administrative Agent that, except as agreed by the Majority Lenders, all Material Project Authorizations remain valid and that the Borrower has complied in all material respects with all conditions provided for therein;

8.2.21	[REDACTED – Commercially Sensitive Information.];

8.2.22	all amounts and fees payable to or for the account of the Administrative Agent, Collateral Agent or the Lenders that are due and payable on or before the date of Advance (including the fees and disbursements of Lenders’ counsel) shall have been paid or arrangements shall be in place to pay such amounts and fees on the date of Advance;

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8.2.23	no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to the Advance, and the Administrative Agent shall have received an Officer’s Certificate confirming the same;

8.2.24	the development, construction and operation of the Project shall be substantially in compliance with the Planning Documents;

8.2.25	the representations and warranties of the Obligors made in or pursuant to this Agreement and the other Key Transaction Agreements shall be true and correct on the date of the Advance (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), as if made on and as of the date of the Advance (except for such changes, facts, events, or circumstances that have been previously disclosed in writing to the Administrative Agent and provided that such disclosed changes, facts, events, or circumstances are satisfactory to the Majority Lenders, acting reasonably), and the Administrative Agent shall have received an Officer’s Certificate confirming the same; and

8.2.26	no event shall have occurred since the Effective Date which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

Article 9
EVENTS OF DEFAULT AND REMEDIES

9.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default”:

9.1.1	the Borrower fails to pay any amount of principal due hereunder by the due date thereof

9.1.2	the Borrower fails to pay any interest or any other amount due hereunder (other than principal) by the date due thereof, provided that if such failure is the result of any administrative or technical issue, then a grace period of two (2) Business Days following the due date shall apply;

9.1.3	there is a breach of any other term, condition or provision of this Agreement, or any of the provisions of any other Loan Document not specified in this Section 9.1, and such breach remains unremedied for a period of fifteen (15) Business Days after the earlier of (i) written notice by the Administrative Agent to the applicable Obligor, and (ii) the applicable Obligor becoming aware of such breach;

9.1.4	any Obligor that is a party to any Loan Document makes any representation or warranty under any Loan Document which is incorrect or incomplete when made or deemed to be made or, to the extent such representation or warranty is not already qualified by materiality, such representation or warrant is incorrect or incomplete in any material respect when made or deemed to be made and provided that if such representation or warranty is capable of being cured, such incorrect or incomplete representation or warranty has not been remedied within fifteen (15) Business Days after receipt of written notice from the Administrative Agent;

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9.1.5	any Obligor ceases or threatens to cease to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;

9.1.6	any Obligor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having a principal amount in excess of C$5,000,000 prior to the Completion Date or $10,000,000 after the Completion Date, and any applicable grace period in relation thereto has expired (without giving effect to any extension granted in relation to such grace period), or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists after in all instances the expiration of any applicable cure period and provided that such default or other event has not been waived, the effect of which default or other condition would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;

9.1.7	an Event of Default (as defined in each such agreement or the equivalent thereof) occurs and is continuing under the Stream Agreement or any Permitted Prepay;

9.1.8	any Obligor becomes bankrupt, whether voluntarily or involuntarily, or becomes subject to any proceeding seeking liquidation, arrangement, monitorship, relief of creditors or the appointment of a receiver or trustee over any of the Collateral, and such proceeding is not contested by the applicable Obligor diligently, in good faith and on a timely basis and dismissed or stayed within 45 days of its commencement or issuance (for greater certainty, such 45-day grace period shall not apply if the applicable Obligor becomes bankrupt voluntarily or any such proceedings are initiated by the Borrower or a Subsidiary thereof);

9.1.9	an order is made or a resolution is passed for the winding up, liquidation or dissolution of any Obligor;

9.1.10	(i) any of the Security or (ii) at any time, any other Loan Document, is repudiated or contested by any Obligor in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity or, in the case of the Security after the First Advance, to not constitute a first ranking priority Encumbrance in the Collateral;

9.1.11	a final judgment, order, writ of execution, garnishment or attachment or similar process for an amount in excess of C$5,000,000 prior to the Completion Date or $10,000,000 after the Completion Date is issued or levied against any Obligor or any material portion of the Collateral and the same remains unsatisfied for more than 30 days;

9.1.12	all or any portion of the Collateral is sold, transferred, Encumbered or assigned without the consent of the Lenders (other than pursuant to a Permitted Asset Disposition);

9.1.13	an Encumbrancer or any other Person takes possession of any material part of the Collateral by appointment of a receiver, receiver and manager, or otherwise;

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9.1.14	the audit report to the financial statements of any Obligor contains any qualification or exception, which relates to any limited scope of examination of material matters relevant to such financial statements, if such limitation results from the refusal or failure of the Borrower or any other Obligor to grant access to necessary information therefor;

9.1.15	any Obligor takes or seeks to take any action to (a) cease to carry on its business or to abandon all or any material portion of the Collateral, or (b) abandon the development of the Project;

9.1.16	(i) any Governmental Body directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates any Obligor or any material property which relates to or forms part of the Collateral or (ii) and Expropriation Event has otherwise occurred;

9.1.17	any Governmental Body imposes materially more stringent currency controls or restrictions on export of metal applicable to the Borrower or the Project;

9.1.18	any Material Project Authorization is modified in any material adverse respect or revoked;

9.1.19	the relevant Obligor fails to obtain, or, except pursuant to a transfer or re-issuance to another Obligor in accordance with the Reorganization Plan loses the right to, or benefit of, a Material Project Authorization;

9.1.20	a Change of Control occurs;

9.1.21	Completion does not occur on or before the Completion Outside Date;

9.1.22	the Borrower is unable to deliver the Cost to Complete Certificate required by Section 6.7.1.3 and such failure is not remedied within 90 days of the date due;

9.1.23	(i) a material default by a Project Entity occurs and is continuing under any Material Contract after giving effect to any cure period thereunder, (ii) except in the circumstances of clause (iii) below, any Material Contract is terminated other than at scheduled maturity or with the prior written consent of the Majority Lenders, acting reasonably, or (iii) any Material Contract is terminated as a result of a material default by an arm’s length counterparty and the relevant Obligor fails to obtain a Replacement Material Contract within ninety (90) days from such termination;

9.1.24	(i) any Group Member, or any director or officer of any Group Member, has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws as each are applicable to such Group Member or any Sanctions, or (ii) any employee or agent of any Group Member has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, unless (I) either (A) such Group Member’s relationship with such employee or agent is terminated within ten (10) days of acquiring actual knowledge of such breach or charge, or (B) such Group Member takes such other action to remedy such breach or charge as may be acceptable to the Majority Lenders within ten (10) days of acquiring actual knowledge of such breach or charge and thereafter continues to take such action as may be acceptable to the Majority Lenders, and (II) as a result of such action, no further sanction is imposed upon any Group Member;

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9.1.25	the occurrence of a Material Adverse Effect; or

9.1.26	there is a breach of Section 6.12 or 6.13 of this Agreement.

9.2	Remedies Upon Default.

Upon the occurrence of an Event of Default under Section 9.1.8, to the extent permitted by Applicable Law, any unadvanced Commitments shall automatically and immediately terminate and the Obligations shall automatically and immediately become due and payable and, upon the occurrence of and during the continuance of any other Event of Default, the Administrative Agent may (and, if requested by the Majority Lenders, shall), by notice given to the Borrower declare any unadvanced Commitments to be terminated and all Obligations to be immediately due and payable and, in either case, the Administrative Agent may then:

9.2.1	direct the Collateral Agent to realize upon all or any part of the Security; and

9.2.2	take such actions and commence such proceedings (or direct the Collateral Agent to take such actions or commence such proceedings) as may be permitted at law or in equity (whether or not provided for herein or in the Security Documents) at such times and in such manner as the Administrative Agent in its sole discretion may consider expedient, all without any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action except as required by law. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the other Loan Documents.

9.3	Set-Off.

Upon the occurrence and during the continuance of an Event of Default, the Lenders may, without notice to the Borrower or to any other Person, combine, consolidate and merge all or any of the Obligors’ accounts with, and liabilities to, the Lenders and set off, any indebtedness and liability of the Lenders to any Obligor, matured or unmatured, against and on account of the Obligations when due.

9.4	Application of Proceeds.

9.4.1	The proceeds received by the Administrative Agent, the Collateral Agent and/or the Lenders in respect of any sale of, collection from or other realization upon all or any part of the Collateral pursuant to the exercise by the Administrative Agent, Collateral Agent and/or the Lenders of their remedies, and any other funds realized by Administrative Agent, the Collateral Agent and/or the Lenders during the continuance of an Event of Default, shall be applied, subject to the Intercreditor Agreement and Applicable Law, in full or in part, together with any other sums then held by the Administrative Agent, the Collateral Agent and/or the Lenders pursuant to this Agreement, promptly by the Administrative Agent and/or the Collateral Agent, as applicable, as follows:

(a)	first, to the payment of all reasonable costs and expenses, fees, commissions and Taxes of such sale, collection or other realization including compensation to the Administrative Agent, the Collateral Agent and the Lenders, and their agents and counsel, and all expenses, liabilities and advances made or incurred by the Administrative Agent, the Collateral Agent and the Lenders in connection therewith and all amounts for which the Administrative Agent, the Collateral Agent and the Lenders is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest on each such amount at the applicable rate at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

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(b)	second, to the payment in full in cash of all amounts owing in respect of interest and fees under this Agreement;

(c)	third, to the payment in full in cash, pro rata, of the principal and other remaining obligations hereunder and all other Obligations, in each case equally and rateably in accordance with the respective amounts thereof then due and owing; and

(d)	fourth, the balance, if any, to the Person lawfully entitled thereto (including the applicable Obligor) or as a final and non-appealable judgment of a court of competent jurisdiction may direct.

Article 10
ADMINISTRATIVE AGENT1

10.1	Agency.

10.1.1	The parties agree and acknowledge that an Administrative Agent will be selected and appointed following the Effective Date. The parties will enter into such amendments to the provisions of this Article 10, and any other provisions involving obligations and liability of the Administrative Agent, as may be reasonably required by the selected Administrative Agent and to provide for its joinder herein.

10.1.2	Appointment and Authority. Each Lender hereby appoints [xx] as Administrative Agent to act on its behalf as Administrative Agent under this Agreement and under the other Loan Documents and authorizes the Administrative Agent in such capacity to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto, including the execution of the documents required or necessary for the appointment of the Collateral Agent on behalf of the Lenders. The provisions of this Article 10 are solely for the benefit of the Lenders and no Obligor shall have rights as a third party beneficiary of any of such provisions.

1 Subject to review by third party Admin Agent once selected

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10.1.3	Exculpatory Provisions.

10.1.3.1	The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

10.1.3.1.1	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing; and

10.1.3.1.2	shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by it or any of its Affiliates in any capacity.

10.1.3.2	The Administrative Agent shall not be liable for any action taken or not taken by it in such capacity in the absence of its own gross negligence or willful misconduct.

10.1.4	Indemnification of the Administrative Agent. Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in its capacity as such in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or willful misconduct.

10.1.5	Non-Reliance on Administrative Agent. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

10.1.6	Collective Action of the Lenders. Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Administrative Agent are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 12.2 of this Agreement). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action thereunder including, without limitation, any declaration of default, but that any such action shall be taken only by the Administrative Agent on the instruction of the Majority Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 12.2 of this Agreement). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent.

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10.1.7	Replacement of Administrative Agent. In the event that the Administrative Agent together with its Affiliates cease to hold at least 50% of the Principal Amount of the Loans, the Majority Lenders may (and, if requested by the outgoing Administrative Agent, shall within thirty (30) days of such request) appoint a new administrative agent to be the Administrative Agent for the Lenders, on prior written notice to and in consultation with the Borrower, and this Agreement shall be amended or supplemented to provide for such appointment.

10.1.8	Payments. While no Event of Default is continuing, the Borrower shall make all payments required to be made under this Agreement directly to the Lenders pursuant to any payment instructions provided by the Lenders to the Borrower. Following an Event of Default that is continuing, provided the Administrative Agent has declared all Obligations immediately due and payable, all payments shall be made to the Administrative Agent for distribution to the Lenders according to the Applicable Percentage. If any Lender, by exercising any right of setoff or counterclaim or otherwise (including without limitation pursuant to Section 9.3 of this Agreement), obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loan and accrued interest thereon or other Obligations greater than its Applicable Percentage thereof, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the Applicable Percentage owing them, provided that the provisions of this Section shall not be construed to apply to (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender, or (z) any payment to which such Lender is entitled in its capacity as a party to any Key Transaction Agreement other than a Loan Document.

10.1.9	Administrative Agent Resignation. The Administrative Agent (a) may at any time resign upon ten (10) days’ notice to the Lenders and the Borrower or (b) if so directed by the Lenders shall resign, upon ten (10) days’ prior written notice (or such shorter period as agreed to by the Lenders and Borrower) by the Lenders to the Borrower. If the Administrative Agent resigns under this Agreement and the other Loan Documents, then the Lenders shall appoint a successor agent for the Lenders which successor agent shall (unless an Event of Default under Section 9.1.1 or 9.1.4 shall have occurred and be continuing) be subject to the approval by the Borrower (which approval shall not be unreasonably withheld, conditioned or delayed) and following such approval the Borrower shall use commercially reasonable efforts to cause such successor agent to accept such appointment (including by paying customary agency fees to such successor agent), whereupon such successor agent shall succeed to the rights, powers and of the resigning Administrative Agent, and the reference to the resigning Administrative Agent means such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent hereunder and under other Loan Documents shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans or Loan Documents. If no successor shall have been so appointed by the Lenders and shall have accepted such appointment within ten (10) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. If no successor agent has accepted appointment as Administrative Agent by the date that is ten (10) days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation will nevertheless thereupon become effective, and the Lenders will thereafter perform all the duties of such Administrative Agent hereunder and/or under any other Loan Document until such time, if any, as the Lenders appoint a successor Administrative Agent. After any retiring or removed Administrative Agent’s resignation as Administrative Agent hereunder and under the other Loan Documents, the provisions of this Article 10 and Section 10.1.9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

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Article 11
COLLATERAL AGENT2

11.1	Appointment of Collateral Agent.

11.1.1	The parties agree and acknowledge that a Collateral Agent will be selected and appointed following the Effective Date. The parties will enter into such amendments to the provisions of this Article 11, and any other provisions involving obligations and liability of the Collateral Agent, as may be reasonably required by the selected Collateral Agent and to provide for its joinder herein.

11.1.2	Each Lender hereby appoints the Collateral Agent to act as its collateral agent in Canada, as specified in this Agreement and in the Security and, except as may be specifically provided to the contrary in this Agreement, each Lender irrevocably authorizes the Collateral Agent as the agent of such Lender, to take such action on its behalf under or in connection with the Security and to exercise such powers under the Security as are delegated to the Collateral Agent by the terms of this Agreement and the Security and such other powers as are reasonably incidental thereto which it may be necessary for the Collateral Agent to exercise in order that the provisions of the Security are carried out and the Collateral Agent agrees to act in such capacity after written consent of the Lenders. All Collateral held from time to time by the Collateral Agent pursuant to the Security shall be subject to the terms and conditions of this Agreement. For greater certainty, each Lender acknowledges and agrees that the Collateral Agent, for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the debtors under the Security, holds such security on its behalf and in its name.

11.1.3	Each Lender hereby designates and appoints the Collateral Agent to hold the Security for the benefit of the Lenders.

11.1.4	The Collateral Agent hereby acknowledges receipt of this Agreement and the Security.

2 Subject to review by third party collateral agent

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11.2	Limitation of Duties.

The Collateral Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the documents giving rise to the Security, and the Collateral Agent shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which it is not a party, notwithstanding that reference thereto may be made herein. The Collateral Agent and its officers, directors, employees, affiliates, attorneys or agents shall not be liable for any action taken or omitted to be taken under or in connection with this Agreement or the Security, unless such act or omission constitutes its gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. The duties of the Collateral Agent shall be mechanical and administrative in nature; the Collateral Agent shall not have, by reason of this Agreement or the Security, a fiduciary relationship with the Lenders and nothing in this Agreement or the Security, express or implied, is intended to or shall be construed as to impose upon the Collateral Agent any obligation except as expressly set forth in this Agreement or the Security. The permissive rights of the Collateral Agent enumerated herein shall not be construed as duties. The Collateral Agent shall not have any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Collateral Agent are instructed in writing to exercise by the Lenders; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Loan Document. The Collateral Agent shall not be responsible for any recitals, statements, representations or warranties in any of the Security, or which may be contained in any other document subsequently received by the Collateral Agent or the Lenders from or on behalf of any of the debtors or for the authorization, execution, delivery, effectiveness, genuineness, validity, enforceability, registration or perfection of any of the Security, and the Collateral Agent shall not be required to make any disclosure, inquiry concerning the performance or observance by any of the Obligors of any of the terms, provisions or conditions of any of the Security.

11.3	Delegation or Employment of Agents

In the conduct of its duties under this Agreement and under the Security in connection with the enforcement of Security (otherwise than in relation to its right to make any declaration, determination or decision), instead of acting personally, the Collateral Agent may employ and pay one or more agents or trustees (whether being a lawyer or other Person) to transact or concur in transacting any business and to do or concur in doing any acts required to be done by the Collateral Agent (including executing collateral agreements on behalf of the Collateral Agent, enforcement of collateral, the receipt and payment of money) and to hold any Security and any such agent or trustee engaged in any profession or business shall be entitled to be paid all usual professional and other charges for such business transacted and acts done by it. All reasonable and documented paid by the Collateral Agent pursuant to agency or trustee engagements hereunder shall be reimbursed by the Borrower. The Collateral Agent shall not be liable for the acts or omissions of such agents or trustees or for any loss or injury resulting from their actions or performance or lack of performance provided they have been chosen without gross negligence or willful misconduct, as determined by a court of competent jurisdiction by a final and non-appealable judgment. Each agent or trustee party to any Loan Document is an intended third-party beneficiary of the provisions of this Agreement and any Loan Document, including without limitation, this Article 11.

Except as expressly set forth herein, the Collateral Agent shall not have any duties or obligations in respect of any of the Collateral, all of such duties and obligations, if any, being subject to and governed by the applicable Security Documents.

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11.4	Knowledge of Events of Default; Actions; Permitted Encumbrances and Dispositions.

11.4.1	The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Event of Default unless the Collateral Agent has received written notice from the Administrative Agent, the Lenders or the Borrower specifying such Event of Default and stating that such notice is given pursuant to this Agreement in order to constitute the Collateral Agent’s knowledge of the default. The Collateral Agent shall take such action with respect to any Event of Default as shall be directed by the Administrative Agent or the Lenders to the Collateral Agent in accordance with this Agreement; provided that, unless and until the Collateral Agent shall have received such direction, the Collateral Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable; and provided further that the Collateral Agent in any case shall not be required to take any such action which it determines to be contrary to the Security or to any Applicable Law. For greater certainty, the Administrative Agent nor the Lenders shall have any right individually to enforce any of the Security, it being understood that all such enforcement shall be taken by the Collateral Agent for the benefit of the Secured Parties upon the terms of this Agreement.

11.4.2	For the purposes of the Security, the Obligors shall be permitted to create, incur, assume or permit to be outstanding only those Encumbrances with respect to the Collateral as are so permitted by this Agreement and all of the Security existing from time to time, and shall be permitted to sell and dispose of, and grant Encumbrances over, only such Collateral as is so permitted by this Agreement and all of the Security existing from time to time.

11.5	Requests for Instructions.

The Collateral Agent may at any time request instructions from the Administrative Agent and/or the Lenders with respect to any actions or approvals which, by the terms of this Agreement or any of the Security, the Collateral Agent is permitted or required to take or to grant, and the Collateral Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Administrative Agent and/or the Lenders. The Administrative Agent and the Lenders shall not have any right of action whatsoever against the Collateral Agent as a result of the Collateral Agent acting or refraining from acting under the Security in accordance with instructions from the Administrative Agent or the Lenders. The Collateral Agent shall in all cases be fully justified in failing or refusing to take or continue any action under the Security unless it shall have received further assurances to its satisfaction from the Lenders of its indemnification obligations under Section 11.10 of this Agreement against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate.

11.6	Reliance.

The Collateral Agent shall be entitled to conclusively act and rely upon as to the truth of the statements and correctness of the opinions expressed in, shall not be bound to make any investigation into the facts or matters of, and shall be fully protected from liability in acting or relying or refraining from acting upon any writing, notice, statement, certificate, resolution, statutory declaration, instrument, opinion, report, notice, request, direction, consent, order, bond, note, facsimile, telex or other paper or document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to this Agreement and the Security and its duties under this Agreement and the Security, upon the advice of counsel selected by it.

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11.7	Restrictions on Actions.

The Administrative Agent and each Lender agree that, so long as any Obligations are outstanding to the Lenders, the provisions of this Agreement shall exclusively govern the exercise of all rights and remedies under the Loan Documents and that it will not, except as expressly permitted under this Agreement:

11.7.1	take any action, judicial or otherwise, or exercise any other right or remedy under the Loan Documents; or

11.7.2	(A) sell or grant any participation or other interest in any Obligation to any Obligor or any Affiliate of any Obligor, or (B) accept or take any security for the Obligations, except the Collateral held on its behalf by the Collateral Agent;

provided, however, that the foregoing shall not prevent the Administrative Agent or the Lenders from raising any defenses in any action in which it has been made a party defendant or has been joined as a third party, except that the Collateral Agent may, but shall not be obligated to, direct and control any defense directly relating to the Collateral or any one or more of the Loan Documents, subject to the provisions of this Agreement. Notwithstanding any provision contained in this Agreement, in the event that the Administrative Agent and/or the Lenders become a judgment lien creditor in respect of any Collateral as a result of any proceedings, such judgment lien shall at all times (x) be subordinate in all respects to the Encumbrance granted to the Collateral Agent pursuant to the Security, irrespective of the time of the execution, delivery or issuance of any of the Security or any of the orders, attachments or instruments evidencing or securing such judgment lien, or the filing or recording for perfection thereof or the filing of any financing statement or continuation statement relating to any thereof; and (y) be subject to the terms of this Agreement for all purposes.

11.8	Right of the Collateral Agent.

11.8.1	The Collateral Agent may consult with legal counsel (including the counsel to the Borrower), independent public accountants and other experts of reputable standard selected by it and shall not be liable for any action taken or omitted to be taken without gross negligence or willful misconduct by it in accordance with the advice of such counsel, accountants or experts in respect of this Agreement or any other Loan Document;

11.8.2	None of the provisions of this Agreement or the other Loan Documents to which the Collateral Agent is a party shall require the Collateral Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers nor shall the Collateral Agent be so compelled pursuant to any provisions contained in this Agreement or any other document or agreement related thereto, and the Collateral Agent shall not be required to give any bond or security in respect of the performance of its powers and duties hereunder or under the other Loan Documents;

11.8.3	The Collateral Agent shall not be liable for any error of judgment made without gross negligence or willful misconduct by it or an officer of the Collateral Agent, unless it is proved by a court of competent jurisdiction by a final and non-appealable judgment that the Collateral Agent was grossly negligent in ascertaining the pertinent facts;

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11.8.4	The Collateral Agent shall retain the right not to act and shall not be liable for refusing to act if, it is due to a lack of information or instructions or the Collateral Agent, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or in the documents giving rise to the Security, or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body;

11.8.5	The Collateral Agent may request that the Administrative Agent and/or the Lenders deliver certificates from duly authorized officers of the Administrative Agent and/or the Lenders, as applicable, certifying the names and/or titles of Persons authorized at such time to take specified actions pursuant to this Agreement on behalf of the Administrative Agent and/or the Lenders, including but not limited to providing instructions to the Collateral Agent in accordance with Section 11.5 herein; and

11.8.6	Subject to Article 9 of this Agreement and related provisions herein, any funds held by the Collateral Agent may be invested and reinvested in the name or under the control of the Collateral Agent in investments which may be directed by the Borrower and approved by the Administrative Agent and/or the Lenders in writing. The Collateral Agent shall, at any time and from time to time, solely on the written request of the Borrower and written consent of the Administrative Agent and/or the Lenders, invest and reinvest funds, but shall not be responsible for ensuring the rate of return on such investments. The Collateral Agent shall be entitled to refrain from acting on such written requests without appropriate indemnities.

11.9	Indemnification by the Obligors.

The Obligors each hereby agree to jointly and severally indemnify the Collateral Agent (to the extent not reimbursed by the Borrower) and its officers, directors, employees, affiliates, attorneys or agents, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against it or them in any way relating to or arising out of this Agreement or any other Loan Document or any action taken or admitted by the Collateral Agent under or in respect of this Agreement or any other Loan Document; provided that none of the Obligors shall be liable for any portion of such liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Collateral Agent’s gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment. Without limiting the generality of the foregoing, each of the Obligors agree to reimburse the Collateral Agent promptly upon demand in the proportion specified herein in respect of any out of pocket expenses (including reasonable and documented counsel fees) incurred by the Collateral Agent in connection with the preservation of any rights of the Collateral Agent or the Obligors under, or the enforcement of, or legal advice in respect of the rights or responsibilities under, this Agreement or any other Loan Document, to the extent that the Collateral Agent is not reimbursed for such expenses by the Borrower.

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11.10	Indemnification by the Lenders.

To the extent the Collateral Agent is not reimbursed and indemnified by the Obligors, each Lender will jointly and severally reimburse and indemnify the Collateral Agent and its officers, directors, employees, affiliates, attorneys or agents for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against it or them in any way relating to or arising out of the Collateral Agent performing its duties hereunder, or in any way relating to or arising out of this Agreement or any other Loan Document; provided that the Lenders shall not be liable to the Collateral Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Collateral Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct as determined by a court of competent jurisdiction by a final and non-appealable judgment.

11.11	Waiver of Consequential Damages.

To the fullest extent permitted by Applicable Law, each of the Obligors and the Lenders agree that they shall not assert, and hereby waive, any claim against the Collateral Agent, on any theory of liability, for special, indirect, incidental, consequential, exemplary, aggravated or punitive damages or loss of profits, arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, the Facility or the use of proceeds thereof.

11.12	No Obligation to Act.

The Collateral Agent shall not be under any obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any party to this Agreement unless such party shall have offered to the Collateral Agent sufficient funds and security or indemnity sufficient to the Collateral Agent against the costs, expenses and liabilities which might be incurred by it in compliance with any such request or direction.

11.13	Force Majeure.

The Collateral Agent shall not be liable to the other parties hereto, or held in breach of this Agreement nor any Loan Document, if prevented, hindered, or delayed in the performance or observance of any provision contained herein or any Loan Document by reason of any act or provision of any present or future law or regulation or governmental authority, act of God, riots, terrorism, acts of war, pandemics, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times for obligations of the Collateral Agent under this Agreement and the Loan Documents shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.13.

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11.14	Collateral Agent Resignation.

The Collateral Agent (a) may at any time resign upon ten (10) days’ notice to the Administrative Agent, the Lenders and the Borrower or (b) if so directed by the Lenders shall resign, upon ten (10) days’ prior written notice (or such shorter period as agreed to by the Lenders and Borrower) by the Lenders to such Collateral Agent and the Borrower. If the Collateral Agent resigns under this Agreement and the other Loan Documents, then the Lenders shall appoint a successor agent for the Lenders which successor agent shall (unless an Event of Default under Section 9.1.1 or 9.1.4 shall have occurred and be continuing) be subject to the approval by the Borrower (which approval shall not be unreasonably withheld, conditioned or delayed) and following such approval the Borrower shall use commercially reasonable efforts to cause such successor agent to accept such appointment (including by paying customary agency fees to such successor agent), whereupon such successor agent shall succeed to the rights, powers and of the resigning Collateral Agent, and the reference to the resigning Collateral Agent means such successor agent effective upon such appointment and approval, and the former Collateral Agent’s rights, powers and duties as Collateral Agent hereunder and under other Loan Documents shall be terminated, without any other or further act or deed on the part of such former Collateral Agent or any of the parties to this Agreement or any holders of the Loans or Loan Documents. If no successor shall have been so appointed by the Lenders and shall have accepted such appointment within ten (10) days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may, on behalf of the Lenders, appoint a successor Collateral Agent. If no successor agent has accepted appointment as Collateral Agent by the date that is ten (10) days following a retiring Collateral Agent’s notice of resignation, the retiring Collateral Agent’s resignation will nevertheless thereupon become effective, and the Lenders will thereafter perform all the duties of such Collateral Agent hereunder and/or under any other Loan Document until such time, if any, as the Lenders appoint a successor Collateral Agent. After any retiring or removed Collateral Agent’s resignation as Collateral Agent hereunder and under the other Loan Documents, the provisions of this Article 11 and Section 11.14 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Collateral Agent under this Agreement and the other Loan Documents.

11.15	Compliance with AML Legislation

The Collateral Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Collateral Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any AML Legislation. Further, should the Collateral Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Agreement or the other Loan Documents has resulted in its being in non-compliance with any AML Legislation, then it shall have the right to resign on ten (10) days’ prior written notice to the Administrative Agent, the Lenders and the Borrower, provided that: (i) the Collateral Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted under AML Legislation; and (ii) if such circumstances are rectified to the Collateral Agent’s satisfaction, acting reasonably, within such ten (10) day period, then such resignation shall not be effective.

11.16	Conflict of Interest

Collateral Agent represents to the Administrative Agent, the Lenders and the Borrower that, to the best of its knowledge, at the time of the execution and delivery hereof, no material conflict of interest exists in its role hereunder, and it agrees that in the event of a material conflict of interest arising hereafter, it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its mandate hereunder.

Article 12
GENERAL

12.1	Reliance and Non-Merger.

All covenants, agreements, representations and warranties of the Borrower, the Borrower or any other Obligor made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of the Borrower, the Borrower or any other Obligor pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Administrative Agent and each Lender notwithstanding any investigation heretofore or hereafter made by the Administrative Agent, the Lenders or Lenders’ counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other Loan Documents until all Obligations owed to the Administrative Agent or the Lenders under this Agreement and the other Loan Documents shall have been satisfied and performed and the Lenders shall have no further obligation to make Advances hereunder.

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12.2	Amendment and Waiver.

No amendment or waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrower or any other Obligor from any provision hereof or thereof is effective unless it is in writing and signed by the Majority Lenders or the Administrative Agent upon the instructions of the Majority Lenders, and the relevant counterparty to such document, provided no such amendment, waiver or consent shall:

(a)	increase the amount of the Lenders’ Commitments;

(b)	extend the Maturity Date;

(c)	reduce the principal or amount of, or rate of interest on, directly or indirectly, any Loan outstanding or any fees;

(d)	postpone any date fixed for any payment of principal of, or interest on, the Loans or any fees;

(e)	change the percentage of the Commitments;

(f)	alter the manner in which payments are shared under the terms of this Agreement;

(g)	permit any termination of all or any substantial part of the guarantees or the Security Documents or release all or any substantial part of the guarantees or the Collateral subject to the Security Documents (except as otherwise permitted under this Agreement, including, without limitation, in connection with a Permitted Asset Disposition);

(h)	release the Borrower or any Guarantor from any material obligations under the Security Documents and other instruments contemplated by this Agreement or any other Loan Documents (except as otherwise permitted under this Agreement);

(i)	reduce the priority of the Security (except as otherwise permitted under this Agreement);

(j)	reduce the priority of any payment obligation of the Borrower under this Agreement or any other Loan Document; or

(k)	amend the terms of this Section 12.2 or the definition of Majority Lenders or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, in each case without the prior written consent of each Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. The Administrative Agent shall provide the other Lenders with copies of all amendments, waivers and consents provided by the Administrative Agent with respect to any provisions of this Agreement or any other Loan Document promptly upon the execution thereof.

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12.3	Notices.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows:

(a)	if to the Borrower:

Skeena Resources Limited
2600 – 1133 Melville Street
Vancouver, British Columbia
V6E 4E5

Attention:	Andrew MacRitchie
Email:	[REDACTED – Personal Information.]

with a copy to:

Blake, Cassels & Graydon LLP
1133 Melville Street, Suite 3600
Vancouver, British Columbia
V6E 4E5

Attention:	Samantha Rossman
Email:	[REDACTED – Personal Information.]

(b)	if to the Administrative Agent:

[xx]

Attention:
Email:

with a copy to (which shall not constitute notice):

Torys LLP
79 Wellington Street West, Suite 3000
Toronto, Ontario
M5K 1N2

Attention:	Michael Pickersgill
Email:	[REDACTED – Personal Information.]

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(c)	if to the Collateral Agent:

[xx]

Attention:
Email:

(d)	if to the Lenders, at the addresses noted on Schedule A or in any acknowledgement agreement executed pursuant to Section 12.5.4.

12.4	Further Assurances.

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement and the other Loan Documents as the Administrative Agent may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement and the other Loan Documents including, without limitation, for the purpose of facilitating the enforcement of the Security, all immediately upon the request of the Administrative Agent.

12.5	Assignment.

12.5.1	This Agreement and the other Loan Documents shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assignee of some or all of the parties’ rights or obligations under this Agreement and the other Loan Documents, subject to any limitations set out under this Section.

12.5.2	The Borrower shall not assign all or any part of its rights, benefits or obligations under this Agreement or any of the other Loan Documents without the prior written consent of the Lenders, which may be unreasonably withheld.

12.5.3	A Lender may, subject to compliance with anti-money laundering, Sanctions and other similar laws applicable to the Borrower, assign or transfer all or any part of its rights in respect of the Obligations, this Agreement and any of the other Loan Documents to or in favour of any financial institution (or, during the continuance of an Event of Default, to any Person) and have its corresponding obligations hereunder and thereunder assumed by such financial institution, or Person, as applicable, without the consent of the Borrower.

12.5.4	Subject to the requirements of Section 12.5.3, any assignment made by a Lender hereunder shall become effective when the Borrower has been notified thereof by the Administrative Agent and the Lenders have received an acknowledgement from the assignee Lender to be bound by this Agreement and the other Loan Documents. Any such assignee shall be treated as a party to this Agreement for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the Lenders to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the Lender making such assignment shall be released and discharged accordingly.

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12.5.5	The Lenders may provide to any proposed assignee or transferee such information, including confidential information, concerning this Agreement, the other Loan Documents and the financial position and the operations of the Borrower and the other Obligors as, in the reasonable opinion of the Lenders, may be relevant or useful in connection with this Agreement, the other Loan Documents or any portion thereof proposed to be acquired by such assignee or transferee, provided that each recipient of such information agrees not to disclose such information to any other Person.

12.5.6	In connection with any assignment pursuant to this Section 12.5, the Borrower agrees to enter into such documents as may reasonably be required by a Lender to evidence such assignment.

12.6	Severability.

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality, or enforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible.

12.7	Entire Agreement.

This Agreement and the other Loan Documents constitute the entire agreement between the parties pertaining to the subject matter described herein and therein. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other Loan Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after the entering into of this Agreement and the other Loan Documents, or any amendment or supplement thereto, by any party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, to any other party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the other Loan Documents.

12.8	Confidentiality.

The Borrower, the Guarantors, the Administrative Agent, the Collateral Agent and the Lenders each agree that it shall maintain as confidential and, without the prior written consent of the relevant party(ies), shall not disclose the terms of this Agreement and any non-public information concerning the other party or its business and operations, provided that a party may disclose such information:

(a)	where such information becomes publicly available or widely known by the public other than by a breach of this Agreement;

(b)	if required by Applicable Law or requested by any Governmental Body having jurisdiction over such party or if information is required to be disclosed under Applicable Law in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

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(c)	to its Affiliates and to any of its or its Affiliates representatives, consultants, officers, employees, auditors, directors or advisers who have a legitimate need to know such information (including the limited partners of any Lender or its Affiliates) as reasonably considered appropriate if any person to whom such confidential information is given pursuant to this paragraph (c) is informed in writing of its confidential nature and that some or all of such confidential information may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to such confidential information;

(d)	to any Person to whom such party, in good faith, anticipates assigning an interest in this Agreement as contemplated by Section 12.5 and such Person’s Affiliates and the representatives, consultants and advisers of such Person or its Affiliates who have a legitimate need to know such information;

(e)	to any Person whom or for whose benefit a Secured Party creates a security interest (or may do so) and to any Person who provides or may potentially provide insurance or reinsurance to a Secured Party in relation to the Facility and any broker in respect of any such insurance or reinsurance and their respective professional advisors;

(f)	to any rating agency (including its professional advisors), such confidential information as may be required to be disclosed to such rating agency to carry out its normal rating activities in relation to the Loan Documents and/or the Borrower if the rating agency to whom the confidential information is to be given is informed of its confidential nature and that some or all of such confidential information may be price sensitive information;

(g)	to any Person appointed by that Secured Party to provide administration or settlement services in respect of one or more of the Loan Documents, including, without limitation, in relation to the trading of participations in respect of the Loan Documents, such confidential information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph ((g)) if the service provider to whom the confidential information is to be given has entered into a confidentiality agreement agreed between the Borrower and the relevant Secured Party;

(h)	to the Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market, such confidential information as is customary;

(i)	to the Equator Principles Association of the Project name, the calendar year of the Effective Date, the Project sector, and the host country of the Project; and

(j)	to any other party to this Agreement.

In the case of disclosure pursuant to paragraph (c) or (d), the disclosing party shall be responsible to ensure that the recipient of such information does not disclose such information to the same extent as if it were bound by the same non-disclosure obligations of the disclosing party hereunder.

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12.9	Press Releases and Public Disclosure.

If the Borrower or any of its Subsidiaries is required by Applicable Law to file a copy of this Agreement on SEDAR+ (or otherwise publicly file a copy of this Agreement), the Borrower shall consult with the Administrative Agent with respect to, and agree upon, any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR+ (or otherwise). If the parties are unable to agree on such redactions, the Borrower shall redact this Agreement to the fullest extent permitted by Applicable Laws before filing it on SEDAR+ (or otherwise).

12.10	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to the conflict of laws rules.

12.11	Submission to Jurisdictions.

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

12.12	Liability Limit

Without limiting any other term or provision of this Agreement, the Obligors hereby irrevocably waive the right to obtain any consequential, incidental, indirect, lost-profits, special, and/or punitive damages against the Lenders in any legal action, whether in contract, tort, or otherwise. The Obligors further irrevocably waive the right to seek to “pierce the corporate veil” of the Lenders by holding any direct or indirect Affiliate, officer, manager, member, direct, officer, partner, shareholder, employee, agent, or representative of the Lenders liable for any obligation of the Lenders.

12.13	Counterparts.

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed (including electronically) and delivered in any number of counterparts (including facsimile or email), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

12.14	Acknowledgement and Consent to Bail-In Action.

Each party to this Agreement acknowledges and accepts, notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between the parties hereto, that any liability of any party hereto under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation): (i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability; and (ii) a conversion of all, or part of, any such liability into Shares or other instruments of ownership that may be issued to, or conferred on, it; and (iii) a cancellation of any such liability; and

104

(b)	a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

For purposes of this Section 12.14, the following terms have the meanings given to them below:

(a)	“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

(b)	“Bail-In Legislation” means:

(i)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(ii)	in relation to any other state or (to the extent that the United Kingdom is not such an EEA Member Country), the United Kingdom (which shall include the UK Bail-In Legislation), any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

(c)	“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

(d)	“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor Person) from time to time.

(e)	“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

(f)	“Shares” means any stock, share, debenture or other security.

(g)	“UK Bail-In Legislation” means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 Directive 2014/59/EU) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

(h)	“Write-down and Conversion Powers” means:

(i)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

105

(ii)	in relation to any other applicable Bail-In Legislation:

(A)	any powers under that Bail-In Legislation to cancel, transfer or dilute Shares issued by a Person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a Person or any contract or instrument under which that liability arises, to convert all or part of that liability into Shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)	any similar or analogous powers under that Bail-In Legislation.

(iii)	in relation to any UK Bail-In Legislation;

(A)	any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)	any similar or analogous powers under that UK Bail-In Legislation.

12.15	Erroneous Payments.

12.15.1	if the Administrative Agent:

12.15.1.1	notifies a Lender or Secured Party or any Person that has received funds on behalf of a Lender or Secured Party (any such Secured Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (12.15.2)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”); and

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12.15.1.2	demands in writing the return of such Erroneous Payment (or a portion thereof), then such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 12.15 and held in trust for the benefit of the Administrative Agent, and such Lender or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at, in respect of an Erroneous Payment denominated in US Dollars, the greater of (a) the Federal Funds Effective Rate, and (b) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and a notice of the Administrative Agent to any Payment Recipient under this Section 12.15 shall be conclusive, absent manifest error.

12.15.2	Without limiting the preceding clause 12.15.1, each Payment Recipient hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or from any of its Affiliates):

12.15.2.1	that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, repayment or prepayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment;

12.15.2.2	that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates); or

12.15.2.3	that such Payment Recipient otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part),

then, in each such case:

12.15.2.4	such Payment Recipient acknowledges and agrees that (A) in the case of immediately preceding clauses 12.15.2.1 or 12.15.2.2, an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (iii)), in each case, with respect to such payment, prepayment or repayment; and

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12.15.2.5	such Payment Recipient shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within three (3) Business Days of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses 12.15.2.1, 12.15.2.2 or 12.15.2.3 and (iii)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 12.15.2.

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 12.15.2 shall not have any effect on a Payment Recipient’s obligations pursuant to Section 12.15.1 or on whether or not an Erroneous Payment has been made.

12.15.3	Each Lender or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under Section 12.15.1.

12.15.4	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with Section 12.15.1, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto):

12.15.4.1	such Lender shall be deemed to have assigned its outstanding Advances (but not its Commitments) of the relevant type(s) with respect to which such Erroneous Payment was made in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment, the “Erroneous Payment Deficiency Assignment”) on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an assignment agreement (or, to the extent applicable, an agreement incorporating an assignment agreement by reference pursuant to an approved electronic platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such notes shall not affect the effectiveness of the foregoing assignment);

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12.15.4.2	the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment;

12.15.4.3	upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender;

12.15.4.4	the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment; and

12.15.4.5	the Administrative Agent will reflect in the register its ownership interest in the outstanding Advances subject to the Erroneous Payment Deficiency Assignment.

For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

12.15.5	Subject to Section 12.5 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender:

12.15.5.1	shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Advances acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Advances are then owned by the Administrative Agent); and

12.15.5.2	may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

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12.15.6	The parties hereto agree that:

12.15.6.1	irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or Secured Party, to the rights and interests of such Lender or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Secured Parties’ Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Advances that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment); and

12.15.6.2	an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Secured Party; provided that this Section 12.15 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses 12.15.6.1 and 12.15.6.2 shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.

12.15.7	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any and all claims, counterclaims, defenses or rights of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation defences based on “discharge for value” (pursuant to which a creditor might otherwise claim a right to retain funds mistakenly paid by a third party in respect of a debt owed by another), “good consideration”, “change of position” or similar defenses or doctrines (whether at law or in equity).

12.15.8	Each party’s obligations, agreements and waivers under this Section 12.15 shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments, and the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

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12.16	QFC Provisions.

12.16.1	The following provisions apply to the extent that the Loan Documents provide support, through a guarantee or otherwise, for any agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”):

The parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (collectively, together with the regulations promulgated thereunder, the “US Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of England and Wales and/or laws of the State of New York):

12.16.1.1	in the event a Covered Entity that is party to a Supported QFC or to any QFC Credit Support (each, a “Covered Party”) becomes subject to a proceeding under a US Special Resolution Regime, the transfer of such Supported QFC and such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the US Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the US or a state of the US;

12.16.1.2	in the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a US Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the US Special Resolution Regime if the Supported QFC and the QFC Credit Support were governed by the laws of the US or a state of the US. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

12.16.2	In addition, the parties agree that:

12.16.2.1	notwithstanding anything to the contrary in the Loan Documents or any other agreement, but without prejudice to the requirements of Section 12.16.1:

12.16.2.1.1	Default Rights under the Loan Documents that might otherwise apply to a Supported QFC or any QFC Credit Support may not be exercise against a Covered Party if such Default Rights are related, directly or indirectly, to a BHC Act Affiliate of such Covered Party becoming subject to an Insolvency Proceeding, except to the extent such exercise would be permitted under 12 CFR § 252.84, 12 CFR § 47.5, or 12 CFR § 382.4, as applicable; and

12.16.2.1.2	nothing in the Loan Documents or any other agreement shall prohibit the transfer of any Covered Affiliate QFC Credit Support, any interest or obligation in or under, or any property securing, such Covered Affiliate QFC Credit Support to a Transferee upon or following a BHC Act Affiliate of the Covered Party becoming subject to an Insolvency Proceeding, unless the transfer would result in the party supported thereby being the beneficiary of such Covered Affiliate QFC Credit Support in violation of any law applicable to such party; and

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12.16.2.2	after a BHC Act Affiliate of a Covered Party has become subject to an Insolvency Proceeding, if any party to the Loan Documents, any Supported QFC or any QFC Credit Support seeks to exercise any Default Right against such Covered party with respect to such Supported QFC or such QFC Credit Support, the party seeking to exercise such Default Right shall have the burden of proof, by clear and convincing evidence, that the exercise of such Default Right is permitted hereunder.

12.16.2.3	In this Section 12.16, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. Section 1841(k)) of such party.

“Covered Affiliate QFC Credit Support” means, in respect of a Supported QFC to which a Covered Party is the direct party, QFC Credit Support provided by a Covered Party that is a BHC Act Affiliate of such direct party.

“Covered Entity” means any of the following:

(1)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 CFR § 252.82(b);

(2)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 CFR § 47.3(b); or

(3)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 CFR § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 CFR §§ 252.81, 47.2 or 382.1, as applicable.

“Insolvency Proceeding” means a receivership, insolvency, liquidation, resolution, or similar proceeding.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. Section 5390(c)(8)(D).

“Transferee” means, in respect of any Covered Affiliate QFC Credit Support, a person to whom such Covered Affiliate QFC Credit Support is transferred upon the provider of such Covered Affiliate QFC Credit Support becoming subject to an Insolvency Proceeding or thereafter as part of its resolution, restructuring, or reorganization.

[The remainder of this page intentionally left blank.]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement of the first date written above.

SKEENA RESOURCES LIMITED, as Borrower

By:	(signed) “Walter Coles Jr.”
	Name:	Walter Coles Jr.
	Title:	Executive Chairman

By:	(signed) “Randy Reichert”
	Name:	Randy Reichert
	Title:	President & Chief Executive Officer

I/We have the authority to bind the Borrower

Signature Page - Senior Credit Agreement

OMF FUND IV SPV J LLC, as Lender

By:	(signed) “Dov Lader”
	Name:	Dov Lader
	Title:	Authorized Officer

Signature Page - Senior Credit Agreement

Schedule A

Lender Commitments

Lender	Facility
OMF Fund IV SPV J LLC	$350,000,000

Total	$350,000,000

SCHEDULE 1.1.12

Annual Forecast Report

Annual Forecast Report” means a written report in relation to a Fiscal Year with respect to the Project, to be prepared by or on behalf of the Seller, including with reasonable details the following items:

a.	the amount and a description of planned operating and capital expenditure, including:

i.	the amount and a description of planning exploration expenditures, including a breakdown by exploration target;

ii.	the amount and, to the extent reasonably feasible, a description of planned development and other capital expenditures, including a breakdown of the major components thereof; and

iii.	a breakdown of other project development costs as such permitting, studies and CSR; and

b.	to the degree not already delivered, a forecast based on the then current Mine Plan for the Project, for such the upcoming Fiscal Year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of:

i.	the estimated tonnes and grade of Minerals to be mined and stockpiled during the forecast period;

ii.	the estimated tonnes and grade of Minerals to be processed and expected recoveries for gold, silver and other types of marketable minerals, and the operating costs and sustaining capital during the applicable forecast period;

iii.	the estimated amount of Refined Gold during the forecast period; and

iv.	a statement setting out the reserves and resources for the Project and the assumptions used.

SCHEDULE 1.1.36

Completion

COMPLETION TEST

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 1.1.43

Copper Exploration Concessions

The Copper Exploration Concessions registered to Skeena Resources Limited are:

Mineral Claims

	Tenure No.	Claim Name	Issue Date	Good to Date

1.	606934	RED CRIS 1	2009/JUL/02	2026/SEP/15

2.	1060986	Gin 1	2018/JUN/06	2025/SEP/15

3.	1060987	Gin	2018/JUN/06	2025/SEP/15

4.	1060988	Gin 2	2018/JUN/06	2025/SEP/15

5.	1089728	GIN 4	2022/JAN/21	2025/SEP/15

6.	546491	BONANZA 6	2006/DEC/04	2030/MAY/31

7.	546494	BONANZA 7	2006/DEC/04	2030/MAY/31

8.	407014	BONANZA 1	2003/NOV/27	2030/JUN/30

9.	407018	BONANZA 2	2003/NOV/27	2030/JUN/30

10.	407019	BONANZA 3	2003/NOV/27	2030/JUN/30

11.	407020	BONANZA 4	2003/NOV/27	2030/JUN/30

12.	546492	BONANZA 5	2006/DEC/04	2030/JUN/30

13.	546493	BONANZA 8	2006/DEC/04	2030/JUN/30

14.	600214	BON BON	2009/MAR/03	2030/JUN/30

15.	1014422		2012/NOV/11	2030/JUN/30

16.	1013232	BONANZA 99	2012/SEP/26	2030/JUN/30

17.	1080125	BONANZA SOUTH	2020/DEC/19	2025/JUN/30

SCHEDULE 1.1.120

Material Contracts

1.	Royalty purchase agreement dated as of December 18, 2023 between Skeena Resources Limited, as vendor, and Franco-Nevada Corporation, as purchaser.

2.	Amended and restated royalty agreement dated as of December 18, 2023 between Skeena Resources Limited, as payor, and Franco-Nevada Corporation, as recipient (the “Franco-Nevada Royalty”).

3.	Net smelter returns royalty agreement dated as of June 30, 2021 between Skeena Resources Limited, as payor, and Joseph Vandervoort, as payee.

4.	Royalty agreement dated as of October 2, 2020 between Skeena Resources Limited and Barrick Gold Inc.

5.	Net smelter return royalty agreement with option to purchase dated as of November 3, 2004 between Barrick Gold Inc. and David Javorsky.

6.	Convertible debenture in the principal amount of $25,000,000 dated as of December 18, 2023 held by Franco-Nevada Corporation.

7.	Royalty deed dated August 1, 1990 between Adrian Resources Ltd. and Arc Resource Group Ltd.

8.	Net smelter return royalty agreement dated as of July 7, 2023 between Skeena and Eskay Mining Corp.

SCHEDULE 1.1.121

Material Project Authorizations

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 1.1.123

Monthly Summary Report

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 1.1.161

Project Real Property

Mining Leases

	Tenure No.	Issue Date	Lease Expiry

1.	254580	1990/12/17	2040/12/17

2.	306286	1991/08/13	2040/08/13

3.	306611	1992/06/01	2042/06/01

4.	306627	1992/06/01	2042/06/01

5.	329944	1994/12/06	2044/12/06

Mineral Claims

	Tenure No.	Claim Name	Issue Date	Good to Date

1.	252976	IKS 2	1989/08/02	2025/07/12

2.	300298	P-1	1991/06/11	2025/05/20

3.	300299	P-2	1991/06/11	2025/05/20

4.	300300	P-3	1991/06/11	2025/05/20

5.	300301	P-4	1991/06/11	2025/05/20

6.	329241	MACK 23	1994/07/21	2025/06/25

7.	329244	MACK 1	1994/07/21	2025/06/25

8.	329245	MACK 2	1994/07/21	2025/06/25

9.	329246	MACK 3	1994/07/21	2025/06/25

10.	329247	MACK 4	1994/07/21	2025/06/25

11.	329248	MACK 5	1994/07/21	2025/06/25

12.	329249	MACK 6	1994/07/21	2025/06/25

13.	329252	MACK 9	1994/07/21	2025/06/25

14.	329253	MACK 10	1994/07/21	2025/06/25

15.	329254	MACK 11	1994/07/21	2025/06/25

16.	329255	MACK 12	1994/07/21	2025/06/25

17.	329256	MACK 13	1994/07/21	2025/06/25

18.	329257	MACK 14	1994/07/21	2025/06/25

19.	329258	MACK 15	1994/07/21	2025/06/25

20.	329259	MACK 16	1994/07/21	2025/06/25

21.	329260	MACK 17	1994/07/21	2025/06/25

22.	329261	MACK 18	1994/07/21	2025/06/25

23.	329262	MACK 19	1994/07/21	2025/06/25

24.	329263	MACK 20	1994/07/21	2025/06/25

25.	329264	MACK 21	1994/07/21	2025/06/25

26.	329265	MACK 22	1994/07/21	2025/06/25

27.	329363	MACK 26 FR.	1994/08/03	2025/06/25

28.	352974	STAR 21	1996/12/07	2028/06/22

29.	352975	STAR 22	1996/12/07	2025/06/25

30.	365539	KAY 1	1998/09/12	2025/10/06

31.	365541	KAY 3	1998/09/12	2025/10/06

32.	365542	KAY 4	1998/09/12	2025/10/06

33.	365543	KAY 5	1998/09/12	2025/10/06

34.	365544	KAY 6	1998/09/12	2025/10/06

35.	365545	KAY 7	1998/09/12	2025/10/06

36.	365546	KAY 8	1998/09/12	2025/10/06

37.	365547	KAY 9	1998/09/12	2025/10/06

38.	365548	KAY 10	1998/09/12	2025/10/06

39.	512867		2005/05/17	2024/06/25

40.	512879		2005/05/18	2024/04/06

41.	512881		2005/05/18	2024/06/25

42.	252352	SKOOKUM	1981/01/13	2031/12/31

43.	1037723	NEW ESKAY CREEK	2015/08/04	2028/12/15

44.	1037725	ESKAY CREEK MAC 25	2015/08/04	2024/10/04

45.	1040403	ESKAY NORTH	2015/12/05	2024/09/11

46.	1041101	ESKEY CREEK TREND	2016/01/09	2026/02/12

47.	1041102	ESKEY CREEK 1983 FILE	2016/01/09	2025/01/10

48.	1056639	MELISSA	2017/11/24	2026/02/12

49.	1089698	ESKAY 3	2022/01/21	2025/01/21

50.	1089766	ESKAY 1	2022/01/21	2025/01/21

51.	1096619	TRI LAKE DEEP 2	2022/07/10	2025/03/06

52.	1096620	ESKAY TRI LAKE	2022/07/10	2025/03/06

53.	1096863	TRI LAKES 4	2022/07/10	2025/03/06

54.	1097509	KAREN 1	2022/09/08	2025/03/06

55.	1097510	GORDON	2022/09/08	2025/03/06

56.	1097511	EVA 1	2022/09/08	2025/03/06

57.	1097512	DUCATI 1	2022/09/08	2025/03/06

The following mining tenures are jointly owned by Skeena and Canagold Resources Ltd.:

	Tenure No.	Issue Date	Lease Expiry

1.	316357	1994/04/30	2044/04/30

2.	316358	1994/04/30	2044/04/30

3.	316359	1994/04/30	2044/04/30

4.	252966	1989/08/05	2034/01/15

5.	252967	1989/08/06	2034/06/22

Surface Leases

1.	Lease No. 634309 dated for reference December 24, 1994 between Her Majesty the Queen in Right of the Province of British Columbia and Prime Resources Group Inc. (whose interest was assigned to Skeena Resources Limited).

2.	Lease No. 740715 dated for reference July 25, 2004 between Her Majesty the Queen in Right of the Province of British Columbia and Barrick Gold Inc. (whose interest was assigned to Skeena Resources Limited).

SCHEDULE 1.1.169

Real Property

In addition to the Project Real Property listed in Schedule 1.1.157, and excluding the Excluded Assets, the Company has the following Real Property:

Leases

1.	Sublease agreement dated as of September 12, 2022 between Ledcor Industries Inc. and Skeena Resources Limited regarding the property located at 1055 West Hastings Street, Vancouver, BC.

2.	Sublease agreement dated as of November 15, 2022 between 642700 British Columbia Ltd. and Skeena Resources Limited regarding the property located at 1133 Melville Street, Vancouver, BC.

3.	Lease agreement dated as of March 18, 2015 between Omers Realty Corporation, Guinness Tower Holdings Ltd. and 2073393 Ontario Inc. and Skeena Resources Limited regarding the property located at 1021 W Hastings.

4.	Lease agreement dated October 17, 2022 between Lubbers Contracting Ltd. and Skeena Resources Limited regarding the property located at 19th Ave, Smithers BC.

Encumbrances

1.	Amended and restated royalty agreement dated as of December 18, 2023 between Skeena Resources Limited, as payor, and Franco-Nevada Corporation, as recipient.

2.	Royalty purchase agreement dated as of December 18, 2023 between Skeena Resources Limited and Franco-Nevada Corporation.

3.	Net smelter return royalty agreement dated as of May 9, 2022 between Skeena Resources Limited and Eagle Plains Resources Ltd.

4.	Net smelter returns royalty agreement dated as of June 30, 2021 between Skeena Resources Limited, as payor, and Joseph Vandervoort, as payee.

5.	Royalty agreement dated as of October 2, 2020 between Skeena Resources Limited and Barrick Gold Inc.

6.	Net smelter returns royalty agreement with option to purchase dated as of November 3, 2004 between Barrick Gold Inc. and David Javorsky.

7.	Option agreement dated as of August 3, 2020 between Barrick Gold Inc. and Skeena Resources Limited under which Skeena acquired rights and interest under the amended and restated Eskay Creek royalty agreement dated as of May 5, 1995 between Prime Resources Group Inc. and Euro-Nevada Mining Corporation Limited which was assigned to Skeena through the assignment, assumption and novation agreement dated as of September 15, 2020 among Franco-Nevada Corporation, Barrick Gold Inc. and Skeena Resources Limited.

8.	Transfer and assignment agreement dated as of December 22, 1994 among Prime Resources Group Inc., Stikine Resources Ltd. and Adrian Resources Ltd as it relates to the royalty deed dated as of August 1, 1990 between Adrian Resources Ltd. and Arc Resources Group Ltd.

9.	Acknowledgement and agreement dated as of August 18, 2020 among Arc Resources Group Ltd., Canarc Resource Corp., Barrick Gold Inc. and Skeena Resources Limited in which Skeena acquired the rights and interest under the option and joint venture agreement dated as of November 4, 1988 between Canarc Resources Corp. and Calpine Resources Incorporated.

10.	Net smelter return royalty agreement dated as of July 7, 2023 between Skeena and Eskay Mining Corp.

11.	Certain overlapping road permits between Skeena and Seabridge Gold Inc., as detailed in the following map:

408000
409000
410000
411000
412000
6280000
6279000
6278000
6277000
TMSF-C3
TMSF-C2
Legend
CCAR Kilometer Marker
CCAR Crossing Upgrade
Skeena Extent of Works
Eskay Creek MAR Kilometer Marker
Coulter Creek Access Road
Eskay Creek Mine Access Road
Early Works Program (EWP) 2024 Footprint
Permitted Mine Area (M-197)
Seabridge SUP S25750
Lake
Wetland
Stream
Skeena Resources Ltd.
Date: 28-May-2024
Author: Dennis Luo
Filename: 240312_EC_CCAR_Upgrades
SKEENA RESOURCES
Eskay Creek - Early Works Project
Coulter Creek Access Road
2024 Upgrades
Skeena Mining Division - NTS 104B09
British Columbia, Canada
Scale: 1:20,000
Coord. System: NAD 1983 UTM Zone 9N
0 200 400 600 800
Meters
N

12. Mining Leases

	Tenure No.	Issue Date	Lease Expiry	Title Owner(s)

1.	316357	1994/04/30	2044/04/30	Skeena Resources Limited – 66.7%

				Canagold Resources Ltd – 33.3%

2.	316358	1994/04/30	2044/04/30	Skeena Resources Limited – 66.7%

				Canagold Resources Ltd – 33.3%

3.	316359	1994/04/30	2044/04/30	Skeena Resources Limited – 66.7%

				Canagold Resources Ltd – 33.3%

13. Mineral Claims

	Tenure	Claim	Issue Date	Good to	Title Owner(s)
	No.	Name		Date

1.	252966	CAL #2	1989/08/05	2034/01/15	Skeena Resources Limited – 66.7%

					Canagold Resources Ltd – 33.3%

2.	252967	CAL #3	1989/08/06	2034/06/22	Skeena Resources Limited – 66.7%

					Canagold Resources Ltd – 33.3%

SCHEDULE 1.1.172

Reorganization Plan

SCHEDULE 1.1.188

Snip Project

Mineral Claims

	Tenure No.	Claim Name	Issue Date	Good to Date

1.	222219	SKY 3	1982/09/13	2029/07/15

2.	222347	SNIP 3	1983/10/20	2029/07/15

3.	226132		1989/07/21	2025/07/21

4.	300552	JIM 1	1986/07/22	2029/07/15

5.	300553	JIM 2	1986/07/22	2029/07/15

6.	1056547	WESTSIDE	2017/11/21	2029/05/22

7.	1056548	CLEA	2017/11/21	2029/05/22

8.	1056595	PHIZGAP	2017/11/22	2029/05/22

9.	1069071	SNIP 4	2019/06/11	2025/06/11

10.	1095324	TRAPPER DAVE	2022/04/24	2025/04/24

Crown Grants

	PIN	Mining Division	District Lot	Lot ID

1.	13557570	LIARD	7017	820586

2.	13557600	LIARD	7018	820587

3.	13557730	LIARD	7019	820588

4.	13557860	LIARD	7020	820589

SCHEDULE 1.1.40

FORM OF COMPLETION CERTIFICATE

TO:	OMF FUND IV SPV J LLC (the “Lender”)

RE:	Credit Agreement dated as of June [■], 2024 among, inter alios, Skeena Resources Limited (the “Borrower”), the Guarantors party thereto from time to time, and the Lender (as it may be amended, supplemented or restated from time to time, the “Credit Agreement”).

We, _____________________________________, the [Chief Executive Officer] of the Borrower, and ____________________________________, the [Chief Financial Officer] of the Borrower, hereby certify without personal liability on behalf of the Borrower as follows:

1.	This Certificate is furnished pursuant to the Credit Agreement and initially capitalized terms used in this Completion Certificate and not otherwise defined in this Completion Certificate shall have the respective meanings given to such terms in the Credit Agreement.

2.	We have made or caused to be made such examinations or investigations as are, in our opinion, necessary to furnish this Completion Certificate and we have furnished this Completion Certificate with the intent that it may be relied upon by the Lender as a basis for determining that, with respect to the Project, the Completion Date has occurred.

3.	For a period of 60 consecutive days ending on or prior to the date hereof, the Project has operated at an average rate of at least [■]% [1] of its design capacity.

Remainder of page intentionally left blank.

[1]	Or at such lesser rate of production as may be specified in the operating plan of the Seller or its Affiliates as constituting the commencement of commercial production at that facility.

DATED the ______ day of ______________________, 20____.

[BORROWER]

By:
Name:
Title:

By:
Name:
Title:

We have the authority to bind the Corporation.

SCHEDULE 1.1.45

FORM OF COST TO COMPLETE CERTIFICATE

To:	[xx], as administrative agent (the “Agent”)

And To:	the Lenders (as defined below)

Date:

I, [name], the [title] of Skeena Resources Inc. (the “Borrower”), hereby certify that:

1.	All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

2.	I am the duly appointed [title] of the Borrower and refer to the credit agreement dated as of June 24, 2024 between, among others, the Borrower, as borrower, the Agent, as administrative agent, the guarantors party thereto from time to time, and the lenders party thereto from time to time (as amended, modified, supplemented, restated or replaced from time to time, the “Credit Agreement”).

3.	I am familiar with and have examined the provisions of the Credit Agreement.

4.	To the best of my knowledge, information and belief and after due and diligent inquiry, I certify that as of the date hereof, the aggregate of:

(a)	the undrawn and uncancelled Commitments; plus

(b)	the unfunded remaining Additional Deposits (as defined in the Stream Agreement) still available under the Stream Agreement; plus

(c)	Unrestricted Cash

is sufficient to pay all Remaining Estimated Funding Requirements. The calculation of the above is attached hereto as Schedule A.

For the purposes hereof:

“Unrestricted Cash” means, at any time, the aggregate of:

(a)	cash denominated in Dollars or C$ credited at such time to a bank account in the name of an Obligor and of which such Obligor is the sole beneficiary and provided that:

(b)	such cash is repayable on demand;

(c)	the repayment of such cash is not contingent on the prior discharge of any Debt of any Person whatsoever or on the satisfaction of any other condition;

(d)	there is no Encumbrance over such cash or account (other than an Encumbrance in favour of the Collateral Agent for the benefit of the Lenders pursuant to the Security Documents, an Encumbrance in favour of the collateral agent for the benefit of the purchasers under the Stream Agreement pursuant to the security documents under the Stream Agreement, or customary account bank set-off rights securing up to a maximum of $5,000 in the aggregate for all Obligors);

(e)	such cash is freely and immediately available to such Obligor (subject only to the terms of the Blocked Account Agreement); and

(f)	such cash and such account are subject to a Blocked Account Agreement in favour of the Collateral Agent,

and further provided that Unrestricted Cash shall exclude all cash required or designated for bonding, reclamation or other similar obligations;

“Remaining Estimated Funding Requirements” means the remaining funding requirements as contemplated by the Planning Documents in effect on the date hereof to pay all Project related development, construction and operating (net of revenues and working capital adjustments) costs necessary to achieve Completion, along with all other corporate and general and administrative expenses of the Obligors, as reviewed and accepted by the Independent Engineer;

- Signature Page Follows -

2

DATED as of the first date written above.

Skeena Recourses Inc.

By:
Name:
Title:

SCHEDULE A

CALCULATION OF COST TO COMPLETE

SCHEDULE 4.1.2

Authorization; No Conflict

Nil.

SCHEDULE 4.1.4

Consents

In connection with granting any security against the Project, a no-interest agreement with Franco-Nevada is required to be delivered pursuant to the terms of the Franco-Nevada Royalty.

SCHEDULE 4.1.5

Corporate Structure

Subsidiary	Shareholder	Number and type of	Registered Owner
		shares	Percentage ownership
Golden Triangle Transport Corp.	Skeena Resources Limited	100 Common Shares	100%

QuestEx Gold & Copper Ltd.	Skeena Resources Limited	54,106,434 Common Shares	100%

Rosegold Exploration Ltd.	QuestEx Gold &	100 Common Shares	100%

Skeena Mexico S.A. de C.V.	Skeena Resources Limited	50,000 Common Shares	100%

Colorado Gold S.A. de C.V.	QuestEx Gold & Copper Ltd.	49,999 Common Shares	100%

Colorado Exploration Inc.	QuestEx Gold & Copper Ltd.	100 Common Shares	100%

Convertible Debentures

1.	On December 18, 2023, the Company issued an unsecured convertible debenture to Franco-Nevada for cash proceeds of $25,000,000 (the "Debenture"). The Debenture matures on the earlier of: (i) five years; or (ii) the completion of project financing of at least US$200,000,000 for the construction and development of the Eskay Creek project. The Debenture bears interest of 7% per annum, payable every calendar quarter. The Company has the option quarterly to elect to pay the interest in cash or accruing it to the principal amount of the Debenture and paying it upon the Debenture's maturity.

2.	Franco-Nevada has the option ("conversion option"), at any time, to convert some or all of the outstanding principal amount of the Debenture into common shares at a conversion price of $7.70 per common share (the "conversion price"). After the third anniversary of the issuance of the Debenture, the Debenture may be redeemed in whole or in part from time to time at the Company's option ("redemption option") at a price equal to the principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the previous 20 consecutive trading day period is more than 135% of the conversion price.

3.	Upon any occurrence of a change of control, Franco-Nevada has the option to require the Company to purchase the Debenture in cash by payment of: (i) 130% of the principal amount, plus any accrued or unpaid interest, if the change of control occurred on or prior to the third anniversary of the issuance of the Debenture; or (ii) 115% of the principal amount, plus any accrued and unpaid interest, if the change of control occurred at any time thereafter.

4.	Certain remaining cash payments in an amount of $500,000 and share payments in an amount of $500,000 owing to Coast Copper Corp. pursuant to an asset purchase agreement dated as of August

Equity Awards

1.      See attached.

Skeena Resources Limited
Outstanding options and share units listing
Period ended:	June 11, 2024

Options

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Terms
5,504	$1.36	June 1, 2022	Monday, December 21, 2026	Vest immediately
57,750	$1.80	August 7, 2019	Wednesday, August 7, 2024	Vest immediately
3,670	$4.09	June 1, 2022	Tuesday, September 15, 2026	Vest immediately
277,335	$4.16	January 17, 2020	Friday, January 17, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
399,584	$4.48	May 5, 2020	Thursday, May 8, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
793,293	$5.71	January 28, 2024	Sunday, January 28, 2029	1/3 vest on Jan 28, 2025, 1/3 on Jan 28, 2026 and 1/3 on Jan 28, 2027
200,000	$5.71	January 28, 2024	Sunday, January 28, 2029	1/4 vest on Jul 28, 2024, 1/4 on Jan 28, 2025, 1/4 on Jul 28, 2025 and 1/4 on Jan 28, 2026
1,137	$6.81	June 1, 2022	Tuesday, April 1, 2025	Vest immediately
50,000	$7.08	August 3, 2022	Tuesday, August 3, 2027	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
154,167	$7.08	August 3, 2022	Tuesday, August 3, 2027	1/3 vest on Sep 15, 2023, 1/3 on Sep 15, 2024 and 1/3 on Sep 15, 2025
125,793	$8.42	May 15, 2023	Monday, May 15, 2028	1/3 vest on May 15, 2024, 1/3 on May 15, 2025 and 1/3 on May 15, 2026
21,282	$8.45	June 1, 2022	Wednesday, April 15, 2026	Vest immediately
15,643	$9.54	June 1, 2022	Sunday, September 28, 2025	Vest immediately
291,900	$6.04	October 12, 2023	Thursday, October 12, 2028	1/3 vest on Dec 22, 2024, 1/3 on Dec 22, 2025 and 1/3 on Dec 22, 2026
967,293	$10.08	November 27, 2020	Thursday, November 27, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
50,000	$11.72	July 27, 2020	Sunday, July 27, 2025	1/3 vest immediately, 1/3 vest after 12 months, 1/3 vest after 24 months
23,900	$12.52	October 4, 2021	Sunday, October 4, 2026	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
77,143	$13.00	April 21, 2022	Wednesday, April 21, 2027	34% vest after 12 months, 33% after 24 months and 1/3 after 36 months
1,375,865	$13.58	June 25, 2021	Thursday, June 25, 2026	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
854,375	$13.58	June 25, 2021	Thursday, June 25, 2026	Vest immediately
12,936	$14.99	June 1, 2022	Thursday, September 5, 2024	Vest immediately
90,000	$6.75	May 10, 2024	Thursday, May 10, 2029	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
60,000	$6.48	May 22, 2024	May 22, 2029	1/3 vest after 12 months, 1/3 after 24 months and 1/3 after 36 months
5,908,57 0

Restricted Share Units

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Date	Vesting Terms

18,846	N/A	April 21, 2022	N/A	April 21, 2024	Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b).
35,453	N/A	August 3, 2022	N/A	August 3, 2024
610,903	N/A	August 3, 2022	N/A	September 15, 2024
149,974	N/A	September 23, 2022	N/A	September 15, 2024
93,776	N/A	December 9, 2022	N/A	December 9, 2024
106,770	N/A	January 28, 2024	N/A	January 25, 2025
48,334	N/A	February 14, 2023	N/A	February 14, 2025
143,282	N/A	May 15, 2023	N/A	May 15, 2025
106,770	N/A	January 28, 2024	N/A	January 25, 2026
48,332	N/A	February 14, 2023	N/A	February 14, 2026
147,178	N/A	May 15, 2023	N/A	May 15, 2026
106,770	N/A	January 28, 2024	N/A	January 25, 2027
3,334	N/A	May 10, 2024	N/A	May 25, 2025
3,333	N/A	May 10, 2024	N/A	May 10, 2026
3,333	N/A	May 10, 2024	N/A	May 10, 2027

1,626,388

Performance Share Units

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Date	Vesting Terms

385,004	N/A	October 12, 2023	N/A	December 22, 2024	Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or PSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b).
184,798	N/A	October 12, 2023	N/A	December 22, 2025
184,798	N/A	October 12, 2023	N/A	December 22, 2026

754,600

Deferred Share Units

Outstanding	Exercise Price	Grant Date	Expiry Date	Vesting Date	Vesting Terms

11,755	N/A	June 22, 2023	N/A	June 22, 2023

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company.

74,502	N/A	October 12, 2023	N/A	October 12, 2023
37,078	N/A	January 12, 2024	N/A	January 12, 2024
105,080	N/A	January 28, 2024	N/A	January 28, 2024

228,415

SCHEDULE 4.1.6

Chief Executive Offices and Other Locations

Entity	Place of Business or Chief	Other Offices and/or
	Executive Office	Locations where Collateral
kept or conducts business
Skeena Resources Limited	2600 – 1133 Melville St.	Eskay Creek Property, BC
Vancouver, BC V6E 4E5
	Canada	Smithers Office:
3431 19th Avenue, Smithers, BC
V0J 2N0

SCHEDULE 4.1.7

Residence for Tax Purposes

Entity	Jurisdiction
Skeena Resources Limited	British Columbia, Canada

SCHEDULE 4.1.19

Bank Accounts

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 4.1.23(iv)

Hazardous Substances

Nil.

SCHEDULE 4.1.23(v)

Human Health and Safety

Nil.

SCHEDULE 4.1.24

Community Matters

[REDACTED – Commercially Sensitive Information.]

SCHEDULE 4.1.28

Taxes

Skeena has a pending audit of the T2 corporation income tax return for audit for our subsidiary, QuestEx Gold & Copper Ltd, for the tax year ended December 31, 2022. This includes a standard review of our British Columbia Mining Exploration Tax Credit for the same period. The audit is considered routine and not material to the consolidated company as a whole. We have also filed a Notice of Objection in relation to the tax year ended December 31, 2018 to object to a reduction of certain mining expense related balances which is still under review by the CRA, also not material.

SCHEDULE 6.12.14

Investments

Skeena Resources Limited

Investments

As of June 20, 2024

Held by	Investment	Quantity	Fair value	Total value
Skeena	Goldstorm Metals Corp - Shares	6,352,898	0.095	603,525.31
Skeena	Goldstorm Metals Corp - Warrants	6,352,898	-	-